Exhibit 99.1

Contents

1 Management's Discussion and Analysis

74 Management's and Auditor's Reports

79 Consolidated Financial Statements

140 Shareholder Information

Management’s Discussion and Analysis

November 5, 2025

BASIS OF PRESENTATION

This Management’s Discussion and Analysis of the Financial Position and Results of Operations (MD&A) is a responsibility of management and has been reviewed and approved by the Board of Directors. This MD&A has been prepared in accordance with the rules and regulations of the Canadian Securities Administrators. The Board of Directors is ultimately responsible for reviewing and approving the MD&A. The Board of Directors carries out this responsibility through its Audit and Risk Management Committee, which is appointed by the Board of Directors and is comprised entirely of independent and financially literate directors.

Throughout this document, CGI Inc. is referred to as “CGI”, “we”, “us”, “our” or “Company”. This MD&A provides information management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of the Company. This document should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended September 30, 2025 and 2024. CGI’s accounting policies are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards). All dollar amounts are in Canadian dollars unless otherwise noted.

During the first quarter of Fiscal 2025, the Company combined the previously reported items Acquisition-related and integration costs and Cost Optimization Program into one operating expenses line called Restructuring, acquisition and related integration costs. Comparative figures were combined to align with the new presentation. See section 3.6.1. for more details.

MATERIALITY OF DISCLOSURES

This MD&A includes information we believe is material to investors. We consider something to be material if it results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or if it is likely that a reasonable investor would consider the information to be important in making an investment decision.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbours. All such forward-looking information and statements are made and disclosed in reliance upon the safe harbour provisions of applicable Canadian and United States securities laws. Forward-looking information and statements include all information and statements regarding CGI’s intentions, plans, expectations, beliefs, objectives, future performance, and strategy, as well as any other information or statements that relate to future events or circumstances and which do not directly and exclusively relate to historical facts. Forward-looking information and statements often but not always use words such as “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, “predict”, “project”, “aim”, “seek”, “strive”, “potential”, “continue”, “target”, “may”, “might”, “could”, “should”, and similar expressions and variations thereof. These information and statements are based on our perception of historic trends, current conditions and expected future developments, as well as other assumptions, both general and specific, that we believe are appropriate in the circumstances. Such information and statements are, however, by their very nature, subject to inherent risks and uncertainties, of which many are beyond the control of the Company, and which give rise to the possibility that actual results could differ materially from our expectations expressed in, or implied by, such forward-looking information or forward-looking statements. These risks and uncertainties include but are not restricted to: risks related to the market such as the level of business activity of our clients, which is affected by economic and political conditions, additional external risks (such as pandemics, armed conflict, climate-related issues, inflation, tariffs and/or trade wars) and our ability to negotiate new contracts; risks related to our industry such as competition and our ability to develop and expand our services to address emerging business demands and technology trends (such as artificial intelligence), to penetrate new markets, and to protect our intellectual property rights; risks related to our business such as risks associated with our growth strategy, including the integration of new operations, financial and operational risks inherent in worldwide operations, legal and operational risks inherent in contracting with government clients, foreign exchange risks, income tax laws and other tax programs, the termination, modification, delay or suspension of our contractual agreements, our expectations regarding future revenue resulting from bookings and backlog, our ability to attract

2 — MANAGEMENT’S DISCUSSION AND ANALYSIS

and retain qualified employees, to negotiate favourable contractual terms, to deliver our services and to collect receivables, to disclose, manage and implement environmental, social and governance (ESG) initiatives and standards, and to achieve ESG commitments and targets, including without limitation, our commitment to net-zero carbon emissions, as well as the reputational and financial risks attendant to cybersecurity breaches and other incidents, including through the use of artificial intelligence, and financial risks such as liquidity needs and requirements, maintenance of financial ratios, our ability to declare and pay dividends, interest rate fluctuations and changes in creditworthiness and credit ratings; as well as other risks identified or incorporated by reference in this MD&A and in other documents that we make public, including our filings with the Canadian Securities Administrators (on SEDAR+ at www.sedarplus.ca) and the U.S. Securities and Exchange Commission (on EDGAR at www.sec.gov). Unless otherwise stated, the forward-looking information and statements contained in this MD&A are made as of the date hereof and CGI disclaims any intention or obligation to publicly update or revise any forward-looking information or forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. While we believe that our assumptions on which these forward-looking information and forward-looking statements are based were reasonable as at the date of this MD&A, readers are cautioned not to place undue reliance on these forward-looking information or statements. Furthermore, readers are reminded that forward-looking information and statements are presented for the sole purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Further information on the risks that could cause our actual results to differ significantly from our current expectations may be found in section 10 - Risk Environment, which is incorporated by reference in this cautionary statement. We also caution readers that the risks described in the previously mentioned section and in other sections of this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial could also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation.

FISCAL 2025 RESULTS — 3

KEY PERFORMANCE MEASURES

The reader should note that the Company reports its financial results in accordance with IFRS Accounting Standards. However, we use a combination of GAAP, non-GAAP and supplementary financial measures and ratios to assess the Company’s performance. The non-GAAP measures used in this MD&A do not have any standardized meaning prescribed by IFRS Accounting Standards and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS Accounting Standards.

The table below summarizes our most relevant key performance measures:

Growth	Revenue prior to foreign currency impact (non-GAAP) – is a measure of revenue before foreign currency translation impacts. This is calculated by translating current period results in local currency using the conversion rates in the equivalent period from the prior year. Given that we have a strong presence globally and are affected by most major international currencies, management believes that it is helpful to adjust revenue to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance and that this measure is useful for investors for the same reason. A reconciliation of the revenue prior to foreign currency impact to its closest IFRS Accounting Standards measure can be found in section 3.4. and 5.4. of the present document.

Constant currency revenue growth (non-GAAP) – is a measure of revenue growth before foreign currency translation impacts. This is calculated by translating current period results in local currency using the conversion rates in the equivalent period from the prior year. Management believes its use of this measure is helpful for investors to facilitate period-to-period comparisons of our business growth.

Bookings – are new binding contractual agreements including wins, extensions and renewals. In addition, our bookings are comprised of committed spend and estimates from management that are subject to change, including demand-driven usage, such as volume-based and time and material contracts, as well as price indexation and option years. Management evaluates factors such as prices and past history to support its estimates. Management believes that it is a key indicator of the volume of our business over time and potential future revenue and that it is useful trend information to investors for the same reason. Information regarding our bookings is not comparable to, nor should it be substituted for, an analysis of our revenue. Additional information on bookings can be found in section 3.1. and 5.1. of the present document.

Backlog – includes bookings, backlog acquired through business acquisitions, backlog consumed during the period as a result of client work performed as well as the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change and are mainly driven from bookings. Backlog is adjusted when there are reductions in contractual commitments, resulting from client decisions, such as contract terminations. Management tracks this measure as it is a key indicator of our best estimate of contracted revenue to be realized in the future and believes that this measure is useful trend information to investors for the same reason.

Book-to-bill ratio – is a measure of the proportion of the value of our bookings to our revenue in the quarter. This metric allows management to monitor the Company’s business development efforts during the quarter to grow our backlog and our business over time and management believes that this measure is useful for investors for the same reason.

Book-to-bill ratio trailing twelve months – is a measure of the proportion of the value of our bookings to our revenue over the last trailing twelve-month period as management believes that monitoring the Company’s bookings over a longer period is a more representative measure as the services and contract type, size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period and as such is useful for investors for the same reason. Management’s objective is to maintain a target ratio greater than 100% over a trailing twelve-month period.

4 — MANAGEMENT’S DISCUSSION AND ANALYSIS

Profitability	Restructuring, acquisition and related integration costs – restructuring costs mainly include costs related to termination of employment and vacated leased premises under specific initiatives. Acquisition-related costs mainly include third-party professional fees incurred to close acquisitions. Integration costs are mainly comprised of expenses due to redundancy of employment and contractual agreements, cancellation of acquired leased premises and costs related to the integration towards the CGI operating model.

Earnings before income taxes – is a measure of earnings generated for shareholders before income taxes.

Earnings before income taxes margin – is obtained by dividing our earnings before income taxes by our revenues. Management believes a percentage of revenue measure is meaningful for better comparability from period-to-period.

Adjusted EBIT (non-GAAP) – is a measure of earnings excluding restructuring, acquisition and related integration costs, net finance costs and income tax expense. Management believes its use of this measure, which excludes items that are non-related to day-to-day operations, such as the impact of these costs, capital structure and income taxes, is helpful to investors to better evaluate the Company’s core operating performance. This measure also allows for better comparability from period-to-period and trend analysis. A reconciliation of the adjusted EBIT to its closest IFRS Accounting Standard measure can be found in section 3.6. and 5.6. of the present document.

Adjusted EBIT margin (non-GAAP) – is obtained by dividing our adjusted EBIT by our revenues. Management believes its use of this measure, which evaluates our core operating performance before restructuring, acquisition and related integration costs, capital structure and income taxes when compared to our revenues, is relevant to investors for better comparability from period-to-period. This measure demonstrates the Company’s ability to grow in a cost-effective manner, executing on our Build and Buy profitable growth strategy. A reconciliation of the adjusted EBIT to its closest IFRS Accounting Standards measure can be found in section 3.6. and 5.6. of the present document.

Net earnings – is a measure of earnings generated for shareholders.

Net earnings margin – is obtained by dividing our net earnings by our revenues. Management believes a percentage of revenue measure is meaningful for better comparability from period-to-period.

Diluted earnings per share (diluted EPS) – is a measure of net earnings generated for shareholders on a per share basis, assuming all dilutive elements are exercised. See note 21 of our audited consolidated financial statements for additional information on earnings per share.

Adjusted net earnings (non-GAAP) – is a measure of net earnings excluding restructuring, acquisition and related integration costs. Management believes its use of this measure best demonstrates to investors the net earnings generated from our day-to-day operations by excluding these costs, for better comparability from period-to-period. A reconciliation of the adjusted net earnings to its closest IFRS Accounting Standards measure can be found in section 3.8.3. and 5.6.1. of the present document.

Adjusted net earnings margin (non-GAAP) – is obtained by dividing our adjusted net earnings by our revenues. Management believes its use of this measure, which evaluates our core operating performance when compared to our revenues, is relevant to investors to assess their returns and for better comparability from period-to-period. This measure demonstrates the Company’s ability to grow in a cost-effective manner, executing on our Build and Buy profitable growth strategy. A reconciliation of the adjusted net earnings to its closest IFRS Accounting Standards measure can be found in section 3.8.3. and 5.6.1. of the present document.

FISCAL 2025 RESULTS — 5

Adjusted diluted earnings per share (non-GAAP) – is defined as the adjusted net earnings on a per share basis. Management believes its use of this measure is useful for investors as excluding restructuring, acquisition and related integration costs best reflects the Company’s ongoing operating performance on a per share basis and allows for better comparability from period-to-period. The diluted earnings per share reported in accordance with IFRS Accounting Standards can be found in section 3.8. and 5.6. of the present document while the adjusted basic and diluted earnings per share can be found in section 3.8.3. and 5.6.1. of the present document.

Adjusted income tax expense (non-GAAP) – is defined as our income tax expense before the tax expense related to restructuring, acquisition and related integration costs. Management believes its use of this measure allows for better comparability from period-to-period of its income tax expense on its operations, and is useful for investors for the same reason. A reconciliation of the adjusted income tax expense to its closest IFRS Accounting Standards measure can be found in section 3.8.3. and 5.6.1. of the present document.

Adjusted effective tax rate (non-GAAP) – is obtained by dividing our income tax expense by earnings before income taxes, before restructuring, acquisition and related integration costs. Management believes its use of this measure allows for better comparability from period-to-period of its effective tax rate on its operations, and is useful for investors for the same reason. A reconciliation of the adjusted effective tax rate to its closest IFRS Accounting Standards measure can be found in section 3.8.3. and 5.6.1. of the present document.

Liquidity	Cash provided by operating activities – is a measure of cash generated from managing our day-to-day business operations. Management believes strong operating cash flow is indicative of financial flexibility, allowing us to execute the Company’s Build and Buy profitable growth strategy.

Cash provided by operating activities as a percentage of revenue – is obtained by dividing our cash provided by operating activities by our revenues. Management believes strong operating cash flow compared to our revenues is a key indicator of our financial flexibility to execute the Company’s Build and Buy profitable growth strategy.

Days sales outstanding (DSO) – is the average number of days needed to convert our trade receivables and work in progress into cash. DSO is obtained by subtracting deferred revenue from trade accounts receivable and work in progress; the result is divided by our most recent quarter’s revenue over 90 days. Management tracks this metric closely to ensure timely collection and healthy liquidity. Management believes that this measure is useful for investors as it demonstrates the Company’s ability to timely convert its trade receivables and work in progress into cash.

6 — MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital Structure	Net debt (non-GAAP) – is obtained by subtracting from our debt and lease liabilities, our cash and cash equivalents, short-term investments, long-term investments and adjusting for fair value of foreign currency derivative financial instruments related to debt. Management believes its use of the net debt metric to monitor the Company’s financial leverage is useful for investors as it provides insight into its financial strength. A reconciliation of net debt to its closest IFRS Accounting Standards measure can be found in section 4.5. of the present document.

Net debt to capitalization ratio (non-GAAP) – is a measure of our level of financial leverage and is obtained by dividing the net debt by the sum of shareholders’ equity and net debt. Management believes its use of the net debt to capitalization ratio is useful for investors as it monitors the proportion of debt versus capital used to finance the Company’s operations.

Return on invested capital (ROIC) (non-GAAP) – is a measure of the Company’s efficiency at allocating the capital under its control to profitable investments and is calculated as the proportion of the net earnings excluding net finance costs after-tax for the last twelve months, over the last four quarters’ average invested capital, which is defined as the sum of shareholders’ equity and net debt. Management believes its use of this ratio is useful for investors as it assesses how well it is using its capital to generate returns.

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REPORTING SEGMENTS

Effective October 1, 2024, the Company realigned its management structure, resulting in the reorganization of its operating segments. The former operating segments of Scandinavia and Central Europe (Germany, Sweden, and Norway) and Northwest and Central-East Europe (primarily Netherlands, Denmark, and Czech Republic) were reorganized into Scandinavia, Northwest, and Central-East Europe operating segment (primarily Sweden, Netherlands, Norway, Denmark, and Czech Republic), and Germany operating segment. As a result, the Company is managed through the following nine operating segments: Western and Southern Europe (primarily France, Portugal and Spain); United States (U.S.) Commercial and State Government; U.S. Federal; Canada; Scandinavia, Northwest and Central-East Europe (primarily Sweden, Netherlands, Norway, Denmark and Czech Republic); United Kingdom (U.K.) and Australia; Germany; Finland, Poland and Baltics; and Asia Pacific Global Delivery Centers of Excellence (mainly India and Philippines) (Asia Pacific).

The Company has restated the segmented information for the comparative period to conform to the new segmented information structure.

See sections 3.4., 3.7., 5.4. and 5.5. of the present document and note 29 of our audited consolidated financial statements for additional information on our operating segments.

8 — MANAGEMENT’S DISCUSSION AND ANALYSIS

MD&A OBJECTIVES AND CONTENTS

In this document, we:

•	Provide a narrative explanation of the audited consolidated financial statements through the eyes of management;

•	Provide the context within which the audited consolidated financial statements should be analyzed, by giving enhanced disclosure about the dynamics and trends of the Company’s business; and

•	Provide information to assist the reader in ascertaining the likelihood that past performance may be indicative of future performance.

In order to achieve these objectives, this MD&A is presented in the following main sections:

Section		Contents		Pages

1.	Corporate	1.1.	About CGI	10
	Overview	1.2.	Vision and Strategy	11

		1.3.	Competitive Environment	13

2.	Highlights and	2.1.	Selected Yearly Information and Key Performance Measures	14
	Key Performance	2.2.	Stock Performance	15
	Measures	2.3.	Investment in Subsidiaries	17
		2.4.	Notes of Issuance	17

3.	Financial Review	3.1.	Bookings and Book-to-Bill Ratio	18

		3.2.	Foreign Exchange	19

		3.3.	Revenue Distribution	20

		3.4.	Revenue by Segment	21

		3.5.	Operating Expenses	24

		3.6.	Earnings Before Income Taxes	25

		3.7.	Adjusted EBIT by Segment	26

		3.8.	Net Earnings and Earnings Per Share	28

4.	Liquidity	4.1.	Consolidated Statements of Cash Flows	30

		4.2.	Capital Resources	34

		4.3.	Contractual Obligations	34

		4.4.	Financial Instruments and Hedging Transactions	34

		4.5.	Selected Measures of Capital Resources and Liquidity	35

		4.6.	Guarantees	36

		4.7.	Capability to Deliver Results	36

FISCAL 2025 RESULTS — 9

Section		Contents		Pages

5.	Fourth Quarter	5.1.	Bookings and Book-to-Bill Ratio	37
	Results	5.2.	Foreign Exchange	38

		5.3.	Revenue Distribution	39

		5.4.	Revenue by Segment	40

		5.5.	Adjusted EBIT by Segment	43

		5.6.	Net Earnings and Earnings Per Share	45

		5.7.	Consolidated Statements of Cash Flows	47

6.	Eight Quarter Summary	A summary of the past eight quarters’ key performance measures and a discussion of the factors that could impact our quarterly results.		49

7.	Changes in Accounting Policies	A summary of accounting standards adopted and future accounting standard changes.		51

8.	Critical Accounting Estimates	A discussion of the critical accounting estimates made in the preparation of the audited consolidated financial statements.		53

9.	Integrity of Disclosure	A discussion of the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.		56

10.	Risk Environment	10.1.	Risks and Uncertainties	58
		10.2.	Legal Proceedings	72

10 — MANAGEMENT’S DISCUSSION AND ANALYSIS

1.	Corporate Overview

1.1. ABOUT CGI

Founded in 1976 and headquartered in Montréal, Canada, CGI is a leading IT and business consulting services firm with approximately 94,000 consultants and professionals worldwide. We use the power of technology to help clients accelerate their holistic digital transformation.

CGI has a people-centered culture, operating where our clients live and work to build trusted relationships and to advance our shared communities. Our consultants and professionals are committed to providing actionable insights that help clients achieve their business outcomes. CGI’s global delivery centers complement our proximity-based teams, offering clients added options that deliver scale, innovation and delivery excellence in every engagement.

End-to-end services and solutions

CGI delivers end-to-end services that help clients achieve the highest returns on their digital investments. We call this ROI-led digitization. Our insights-driven end-to-end services and solutions work together to help clients design, implement, run and operate the technology critical to achieving their business strategies. Our portfolio encompasses:

i.

Business and strategic IT consulting, and systems integration services: CGI helps clients drive sustainable value in critical consulting areas, including strategy, organization and change management, core operations and technology. Within each of these areas, our consultants also deliver a broad range of business offerings to address client executives’ priorities, including designing and advancing strategies for the responsible use of artificial intelligence (AI), sustainable supply chain management, environmental, social and governance (ESG), mergers and acquisitions, and more. In the area of systems integration, we help clients accelerate the enterprise modernization of their legacy systems and adopt new technologies to drive innovation and deliver real-time and insight-driven customer and citizen services.

ii.

Managed IT and business process services: Working as an extension of our clients’ organizations, we take on full or partial responsibility for managing their IT functions, freeing them up to focus on their strategic business direction. Our services enable clients to reinvest, alongside CGI, in the successful execution of their digital transformation roadmaps. We help them increase agility, scalability and resilience; deliver operational efficiencies, innovations and reduced costs; and embed security and data privacy controls. Typical services include: application development, modernization and maintenance; holistic enterprise digitization, AI and automation, hybrid and cloud management; and business process services. When clients partner with CGI as part of a managed services engagement, they also benefit from CGI DigiOps, our AI-powered service delivery approach that can deliver sustainable double-digit efficiency improvements.

iii.

Intellectual property (IP) business solutions: CGI’s portfolio of IP solutions are highly configurable “business platforms as a service” that are embedded within our end-to-end service offerings and utilize integrated security, data privacy practices, provider-neutral cloud approaches, and advanced AI capabilities to provide immediate benefits to clients. We invest in, and deliver, market-leading IP to drive business outcomes within each of our target industries. We also collaborate with clients to build and evolve IP-based solutions while enabling a higher degree of flexibility and customization for their unique modernization and digitization needs.

Deep industry and technology expertise

CGI has long-standing and focused practices in all of its core industries, providing clients with a partner that is not only an expert in IT, but also an expert in their respective industries. This combination of business knowledge and digital technology expertise allows us to help our clients navigate complex challenges and focus on value creation. In the process, we evolve the services and solutions we deliver within our targeted industries and provide thought leadership and detailed industry blueprints. These blueprints map the structures, processes, data flows, and regulatory frameworks across the full industry ecosystem—including supply chains, partner networks, and other interdependencies—delivering actionable insights to help clients drive growth and resilience.

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Our targeted industries include financial services (including banking and insurance), government (including space), manufacturing, retail and distribution (including consumer services, transportation and logistics), communications and utilities (including energy and media), and health (including life sciences). To help orchestrate our global posture across these industries, our leaders regularly participate in cabinet meetings and councils to advance the strategies, services and solutions we deliver to our clients.

Helping clients leverage technology to its fullest

Macro trends such as changing political, fiscal and regulatory environments, supply chain reconfiguration, climate change and energy transition, and demographic shifts including aging populations and talent shortages require new business models and ways of working. At the same time, technology is reshaping our future and creating new opportunities.

Accelerating digitization provides the inclusive, economically vibrant, and sustainable future our clients’ customers and citizens demand. Leveraging technology to its fullest, including the responsible use of data, AI, and other emerging technologies, helps clients to lead within their industries. Our end-to-end digital services, industry and technology expertise, and operational excellence combine to help clients advance their holistic digital transformation.

Through our proprietary Voice of Our Clients research, we analyzed the characteristics of leading digital organizations and found these common attributes:

•

Strategic alignment and business agility: Digital leaders have highly agile business models to address digitization and are better at aligning and integrating business and IT operations to support and execute strategy.

•

Digitization: They have mature strategies to leverage data and digitization to achieve business model resilience, are less challenged by legacy systems, strategically leverage secure cloud-based solutions, and extend their digitization strategy to their external ecosystem.

•	Data, automation and AI: They adopt a holistic data strategy for the enterprise and ecosystem and have a higher rate of being in progress with or having implemented both traditional and generative AI.

•

Data privacy and protection: They produce greater results from their data privacy and protection strategy, which also extends to their external ecosystem. Their cybersecurity programs are highly mature in terms of connected assets.

Digital leaders across industries seek new ways to evolve their strategy and operational models and use technology and data-driven insights to improve how they operate, deliver products and services, and create value.

CGI helps clients adopt leading digital attributes and design, manage, protect and evolve their digital value chains to accelerate business outcomes.

Quality processes

Our clients expect consistent service wherever and whenever they engage us. We have an outstanding track record of on-time, within-budget delivery as a result of our commitment to excellence and our robust governance model - CGI’s Management Foundation.

Our Management Foundation provides a common business language, frameworks and practices for managing operations consistently across the globe, driving continuous improvement. We also invest in rigorous quality and service delivery standards including the International Organization for Standardization (ISO) and Capability Maturity Model Integration (CMMI) certification programs, as well as a comprehensive Client Satisfaction Assessment Program, with signed client assessments, to ensure high satisfaction on an ongoing basis.

1.2. VISION AND STRATEGY

CGI is unique compared to most companies, as our vision is based on a dream: “To create an environment in which we enjoy working together and, as owners, contribute to building a company we can be proud of.” This dream has motivated us since

12 — MANAGEMENT’S DISCUSSION AND ANALYSIS

our founding in 1976 and drives our vision: “To be a global, world-class end-to-end IT and business consulting services leader helping our clients succeed.”

In pursuing our dream and vision, CGI has been highly disciplined throughout its history in executing a Build and Buy profitable growth strategy comprised of four pillars that combine profitable organic growth (Build) and accretive acquisitions (Buy):

 Pillar 1: Win, renew and extend contracts

 Pillar 2: New large managed IT and business process services contracts

These first two pillars relate to driving profitable organic growth through the pursuit of contracts with new and existing clients in our targeted industries. As such, CGI engages with new and existing clients on four levers in our portfolio of end-to-end services and solutions: Business and Strategic IT Consulting, Systems Integration, Managed Services and IP-based services. Successes in these pillars reflect the strength of our end-to-end portfolio of capabilities, the depth of expertise of our consultants in business and IT, client satisfaction in our delivery excellence, and the appreciation of the proximity model by our clients, both existing and potential.

 Pillar 3: Metro market acquisitions

 Pillar 4: Large, transformational acquisitions

The third and fourth pillars focus on growth through accretive acquisitions. The third pillar for metro market acquisitions complements the proximity model and helps to provide a fuller range of end-to-end services. The fourth pillar for large transformational acquisitions helps to further expand our geographic footprint and reach the critical mass required to compete for large managed IT and business process services contracts and broaden our client relationships. Both the third and fourth pillars are supported by three levers. First, is our range of end-to-end services that allow us to consider a broad range of acquisitions. A second lever is CGI’s industry sector mix that helps us mirror the IT spend of each metro market over time. A final lever across pillars three and four focuses on IP-based services firms that offer consulting services and managed services that leverage their solutions.

CGI will continue to be a consolidator in the IT and business consulting services industry by being active across these four pillars.

Executing our strategy

CGI’s strategy is executed through a business model that combines client proximity with an extensive global delivery network to deliver the following benefits:

• Local relationships and accountability: We live and work near our clients to provide a high level of responsiveness, partnership, and innovation, and invest in the economies, digital talent and infrastructure of the countries and metro markets where we operate. Our local consultants and professionals speak our clients’ language, understand their business and industries, and collaborate to meet their goals and advance their business.

• Global reach: Our local presence is complemented by an expansive global delivery network that ensures our clients have 24/7 access to best-fit digital capabilities and resources to meet their end-to-end needs. In addition, clients benefit from our unique combination of industry domain and technology expertise within our global delivery model. We also help clients build and run global capability centers (GCCs) that go beyond cost efficiency to unlock agility, resiliency, and innovation in an AI-first world.

• Committed experts: Two of our key strategic goals are to be our clients’ partner and expert of choice. To achieve this, we invest in developing and recruiting professionals with extensive industry, business and in-demand technology expertise and provide comprehensive learning programs and development initiatives to continuously deepen their knowledge, achieve their career aspirations, and deliver tangible business outcomes for our clients. Individually and collectively, each of our experts embody partnership behaviors in all they do by being consultative and building trusted relationships with each other, our clients, shareholders, and within our communities. In addition, a majority of consultants and professionals are also owners through our Share Purchase Plan, which, combined with the Profit Participation Plan, provide an added level of commitment to the success of our clients.

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• Everyday innovation: Our approach to client engagements is to continuously bring forward actionable insights that support clients’ ROI-led digitization priorities. Through our client satisfaction program, we regularly assess the degree to which clients find that CGI introduced applicable innovation to the engagements we deliver for them, including through our ideas, processes, tools and offerings. We also scale innovative solutions co-created with clients through a global governance model.

• Comprehensive quality processes: CGI’s investment in quality frameworks and rigorous client satisfaction assessments has resulted in a consistent track record of on-time and within-budget project delivery. With regular reviews of engagements and transparency at all levels, the Company ensures that client objectives and its own quality objectives are consistently followed at all times. This thorough process enables CGI to generate continuous improvements for all stakeholders by applying corrective measures as soon as they are required.

• ESG strategy: At CGI, our ESG strategy is key to contributing to our strategic goal to be recognized by our stakeholders as an engaged, ethical and responsible corporate citizen within our communities. Our commitments align with the United Nations (UN) Global Compact’s 10 principles and the Science Based Target initiative (SBTi) and we are recognized by leading international indices, including EcoVadis, Carbon Disclosure Project (CDP) and the S&P Global Corporate Sustainability Assessment (CSA). We prioritize partnerships with clients, while also collaborating with educational institutions and local organizations, on three global priorities: people, communities and climate. We demonstrate our commitment to a sustainable world through projects delivered in collaboration with clients and through operating practices, supply chain management, and community service activities.

1.3. COMPETITIVE ENVIRONMENT

As market dynamics and industry trends continue to increase client demand for ROI-led digitization, CGI is well-positioned to serve as a digital partner and expert of choice. We work with clients across the globe to implement digital strategies, roadmaps and solutions that help clients transform the customer/citizen experience, drive the launch of new products and services, and deliver efficiencies and cost savings.

CGI’s competition is comprised of a variety of firms, from local companies providing specialized services and software, government pure-plays to global business consulting and IT services providers. All of these players are competing to deliver some or all of the services we provide.

Many factors distinguish the industry leaders, including the following:

• Depth and breadth of industry and technology expertise;

• Local presence and strength of client relationships;

• Extensive and flexible global delivery network, including onshore, nearshore and offshore options;

• Breadth of digital IP solutions;

• Embedding AI to drive business outcomes across the clients’ transformation journey;

• Total cost of services and value delivered;

• Ability to deliver practical innovation for measurable results; and

• Consistent on-time, within-budget delivery everywhere clients operate.

CGI is one of the leaders in the industry with respect to the combination of these factors. CGI is one of few firms with the scale, reach, and capabilities to meet clients’ enterprise business and technology needs.

14 — MANAGEMENT’S DISCUSSION AND ANALYSIS

2. Highlights and Key Performance Measures

2.1. SELECTED YEARLY INFORMATION & KEY PERFORMANCE MEASURES

As at and for the years ended September 30,	2025	2024	2023	Change 2025 / 2024	Change 2024 / 2023
In millions of CAD unless otherwise noted

Growth

Revenue	15,912.7	14,676.2	14,296.4	1,236.5	379.8

Year-over-year revenue growth	8.4%	2.7%	11.1%

Constant currency revenue growth	4.6%	0.9%	8.0%

Backlog[1]	31,451	28,724	26,059	2,727	2,665

Bookings	17,572	16,044	16,259	1,528	(215)

Book-to-bill ratio	110.4%	109.3%	113.7%	1.1%	(4.4%)

Profitability

Earnings before income taxes	2,242.2	2,291.0	2,197.9	(48.8)	93.1

Earnings before income taxes margin	14.1%	15.6%	15.4%	(1.5%)	0.2%

Adjusted EBIT[2]	2,610.9	2,415.8	2,312.7	195.1	103.1

Adjusted EBIT margin	16.4%	16.5%	16.2%	(0.1%)	0.3%

Net earnings	1,658.3	1,692.7	1,631.2	(34.4)	61.5

Net earnings margin	10.4%	11.5%	11.4%	(1.1%)	0.1%

Diluted EPS (in dollars)	7.35	7.31	6.86	0.04	0.45

Adjusted net earnings[2]	1,871.5	1,765.9	1,680.0	105.6	85.9

Adjusted net earnings margin	11.8%	12.0%	11.8%	(0.2%)	0.2%

Adjusted diluted EPS (in dollars)[2]	8.30	7.62	7.07	0.68	0.55

Liquidity

Cash provided by operating activities	2,234.2	2,205.0	2,112.2	29.2	92.8

As a percentage of revenue	14.0%	15.0%	14.8%	(1.0%)	0.2%

Days sales outstanding	45	41	44	4	(3)

Capital structure

Long-term debt and lease liabilities[3]	4,331.3	3,308.4	3,742.3	1,022.9	(433.9)

Net debt[2]	3,451.4	1,819.8	2,134.6	1,631.6	(314.8)

Net debt to capitalization ratio	25.1%	16.2%	20.4%	8.9%	(4.2%)

Return on invested capital	13.6%	16.0%	16.0%	(2.4%)	—%

Balance sheet

Cash and cash equivalents, and short-term investments	867.9	1,464.4	1,575.6	(596.5)	(111.2)

Total assets	19,521.8	16,685.5	15,799.5	2,836.3	886.0

Long-term financial liabilities[4]	3,486.1	3,176.9	2,386.2	309.2	790.7

[1]

Approximately $12.0 billion of our backlog as at September 30, 2025 is expected to be converted into revenue within the next twelve months, $10.5 billion within one to three years, $4.6 billion within three to five years and $4.4 billion in more than five years.

[2]

See Adjusted EBIT by Segment, Adjusted Net Earnings and Adjusted Earnings per Share and Selected Measures of Capital Resources and Liquidity sections of each year’s respective MD&A for the reconciliation of non-GAAP financial measures.

[3]	Long-term debt and lease liabilities include both the current and long-term portions of the long-term debt and lease liabilities.

[4]	Long-term financial liabilities include the long-term portion of the debt, long-term portion of lease liabilities and the long-term derivative financial instruments.

FISCAL 2025 RESULTS — 15

2.2. STOCK PERFORMANCE

CGI Stock Price (TSX) for the Last Twelve Months
Volume (in millions)
Stock Price (CAD)
0
1
2
3
4
5
90
100
110
120
130
140
150
160
170
180
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Daily Trade Volume¹
Closing Price

2.2.1. Fiscal 2025 Trading Summary

CGI’s shares are listed on the Toronto Stock Exchange (TSX) (stock quote – GIB.A) and the New York Stock Exchange (NYSE) (stock quote – GIB) and are included in key indices such as the S&P/TSX 60 Index.

TSX	(CAD)

Open:	155.42

High:	175.35

Low:	121.69

Close:	123.96

CDN average daily trading volumes[1]:	677,219

NYSE	(USD)

Open:	115.00

High:	122.79

Low:	87.26

Close:	89.13

NYSE average daily trading volumes:	253,327

[1]	Includes the average daily volumes of both the TSX and alternative trading systems.

16 — MANAGEMENT’S DISCUSSION AND ANALYSIS

2.2.2. Normal Course Issuer Bid (NCIB)

On January 28, 2025, the Company’s Board of Directors authorized and subsequently received regulatory approval from the TSX for the renewal of its NCIB, which allows for the purchase for cancellation of up to 20,196,413 Class A subordinate voting shares (Class A shares) representing 10% of the Company’s public float as of the close of business on January 23, 2025. Class A shares may be purchased for cancellation under the NCIB commencing on February 6, 2025, until no later than February 5, 2026, or on such earlier date when the Company has either acquired the maximum number of Class A shares allowable under the NCIB or elects to terminate the bid.

During the year ended September 30, 2025, the Company purchased for cancellation 8,861,543 Class A shares under the previous and current NCIB for a total cash consideration of $1,258.5 million, at a weighted average price of $142.01.

As at September 30, 2025, of the 8,861,543 Class A Shares purchased for cancellation, 80,300 Class A Shares remain unpaid for $9.9 million.

As at September 30, 2025, the Company could purchase up to 12,769,469 Class A shares for cancellation under its current NCIB.

2.2.3. Capital Stock and Options Outstanding

The following table provides a summary of the Capital Stock and Options Outstanding as at October 31, 2025:

Capital Stock and Options Outstanding	As at October 31, 2025

Class A subordinate voting shares	195,029,302

Class B shares (multiple voting)	24,122,758

Options to purchase Class A subordinate voting shares	2,897,419

2.2.4. Dividends

During the year ended September 30, 2025, the Company declared and paid quarterly cash dividends for holders of Class A shares and Class B shares (multiple voting) of $0.15 per share representing $135.1 million (nil for the twelve months ended September 30, 2024).

On November 4, 2025, the Company’s Board of Directors approved a quarterly cash dividend for holders of Class A shares and Class B shares (multiple voting) of $0.17 per share. This dividend is payable on December 19, 2025 to shareholders of record as of the close of business on November 21, 2025.

Future dividends and the amounts will be at the discretion of the Board of Directors after taking into account the Company’s cash flow, earnings, financial position, market conditions and other factors the Board of Directors deems relevant, and will be communicated on a quarterly basis.

FISCAL 2025 RESULTS — 17

2.3. INVESTMENT IN SUBSIDIARIES

On December 13, 2024, the Company acquired all of the issued and outstanding equity interests of Daugherty Systems, Inc. (Daugherty), a professional services firm specializing in artificial intelligence, data analytics, strategic IT consulting, and business advisory services, based in St. Louis, U.S., for a total purchase price of $343.0 million. Daugherty employed approximately 1,100 professionals.

On February 24, 2025, the Company acquired all of the issued and outstanding shares of BJSS Ltd (BJSS), a technology and engineering consultancy known for its IT solutions and software engineering expertise, based in the U.K., for a total purchase price of $1,255.6 million. BJSS employed approximately 2,400 professionals.

On March 20, 2025, the Company acquired all of the issued and outstanding shares of Novatec Holding GmbH (Novatec), a professional services firm specializing in cloud-based solutions, agile software development, digital strategy, and business and IT consulting, based in Germany with operations in Spain. Novatec employed approximately 300 professionals.

On March 24, 2025, the Company acquired all of the issued and outstanding shares of Momentum Technologies Inc. (Momentum), a professional services firm specializing in digital transformation, managed services, cloud computing, and enterprise software development, based in Québec City, Canada. Momentum employed approximately 250 professionals.

On August 28, 2025, the Company acquired all of the issued and outstanding shares of Apside-Advance SAS (Apside), a leading provider of digital and engineering services having in-depth industry knowledge in manufacturing, finance, insurance and public sector, as well as its technology expertise in areas such as data, AI, cloud and cybersecurity, for a total purchase price of $229.9 million. Based in France, with operations in Belgium, Canada, Morocco, Portugal and Switzerland, Apside employed approximately 2,500 professionals, including nearly 2,200 in France.

2.4. NOTES ISSUANCE

Issuance of senior unsecured notes

On March 14, 2025, we issued US$650.0 million ($934.0 million) aggregate principal amount of 5-year senior unsecured notes, with the details below:

	Notional Amount	Maturity	Coupon Rate
2025 5-year USD Senior Notes[1]	US$650.0 million	March 14, 2030	4.95%

[1]	Interest payable semi-annually on March 14 and on September 14 until maturity.

The aggregate net proceeds of the issuances, which were US$641.3 million ($921.5 million), were used to repay existing indebtedness and for general corporate purposes. In connection with the offering of the notes, the Company entered into a currency swap agreement to reduce the Canadian dollar equivalent cost of borrowing of the notes to 3.71% per annum.

18 — MANAGEMENT’S DISCUSSION AND ANALYSIS

3. Financial Review

3.1. BOOKINGS AND BOOK-TO-BILL RATIO

Bookings for the year ended September 30, 2025 were $17.6 billion representing a book-to-bill ratio of 110.4%. The breakdown of the new bookings signed during the year is as follows:

Information regarding our bookings is a key indicator of the volume of our business over time. The following table provides a summary of the bookings and book-to-bill ratio by segment:

In thousands of CAD except for percentages	Bookings for the year ended September 30, 2025	Book-to-bill ratio for the year ended September 30, 2025

Total CGI	17,571,914	110.4%

U.S. Commercial and State Government	4,279,495	151.9%

Western and Southern Europe	2,838,971	108.3%

Canada	2,487,039	108.5%

U.K. and Australia	2,100,166	94.1%

U.S. Federal	2,084,510	92.5%

Scandinavia, Northwest and Central-East Europe	1,929,814	110.1%

Germany	990,018	100.9%

Finland, Poland and Baltics	861,901	89.5%

FISCAL 2025 RESULTS — 19

3.2. FOREIGN EXCHANGE

The Company operates globally and is exposed to changes in foreign currency rates. Accordingly, as prescribed by IFRS Accounting Standards, we measure assets, liabilities and transactions that are measured in foreign currencies using various exchange rates. We report all amounts in Canadian dollars.

Closing foreign exchange rates

As at September 30,	2025	2024	Change

U.S. dollar	1.3931	1.3515	3.1%

Euro	1.6349	1.5064	8.5%

Indian rupee	0.0157	0.0161	(2.5%)

British pound	1.8730	1.8111	3.4%

Swedish krona	0.1480	0.1333	11.0%
Average foreign exchange rates

For the years ended September 30,	2025	2024	Change

U.S. dollar	1.3984	1.3609	2.8%

Euro	1.5459	1.4752	4.8%

Indian rupee	0.0163	0.0163	—%

British pound	1.8265	1.7253	5.9%

Swedish krona	0.1382	0.1291	7.0%

20 — MANAGEMENT’S DISCUSSION AND ANALYSIS

3.3. REVENUE DISTRIBUTION

The following charts provide additional information regarding our revenue mix for the year ended September 30, 2025:

3.3.1. Client Concentration

IFRS Accounting Standards guidance on segment disclosures defines a single customer as a group of entities that are known to the reporting entity to be under common control. As a consequence, our work for the U.S. federal government including its various agencies represented 14.1% of our revenue for Fiscal 2025 as compared to 13.6% for Fiscal 2024.

FISCAL 2025 RESULTS — 21

3.4. REVENUE BY SEGMENT

Our segments are reported based on where the client’s work is delivered from within our geographic delivery model.

The following table provides a summary of the year-over-year changes in our revenue, in total and by segment before eliminations, separately showing the impacts of foreign currency exchange rate variations between Fiscal 2025 and Fiscal 2024. The Fiscal 2024 revenues by segment were recorded reflecting the actual foreign exchange rates for the respective period. The foreign exchange impact is the difference between the current period’s actual results and the same period’s results converted with the prior year’s foreign exchange rates.

For the years ended September 30,			Change
	2025	2024	$	%
In thousands of CAD except for percentages

Total CGI revenue	15,912,673	14,676,152	1,236,521	8.4%

Constant currency revenue growth	4.6%

Foreign currency impact	3.8%

Variation over previous period	8.4%

Western and Southern Europe

Revenue prior to foreign currency impact	2,554,872	2,600,198	(45,326)	(1.7%)

Foreign currency impact	124,295

Western and Southern Europe revenue	2,679,167	2,600,198	78,969	3.0%

U.S. Commercial and State Government

Revenue prior to foreign currency impact	2,452,906	2,327,309	125,597	5.4%

Foreign currency impact	70,050

U.S. Commercial and State Government revenue	2,522,956	2,327,309	195,647	8.4%

U.S. Federal

Revenue prior to foreign currency impact	2,186,096	2,001,391	184,705	9.2%

Foreign currency impact	61,847

U.S. Federal revenue	2,247,943	2,001,391	246,552	12.3%

Canada

Revenue prior to foreign currency impact	2,089,992	2,034,995	54,997	2.7%

Foreign currency impact	690

Canada revenue	2,090,682	2,034,995	55,687	2.7%

Scandinavia, Northwest and Central-East Europe

Revenue prior to foreign currency impact	1,597,663	1,593,434	4,229	0.3%

Foreign currency impact	91,224

Scandinavia, Northwest and Central-East Europe revenue	1,688,887	1,593,434	95,453	6.0%

U.K. and Australia

Revenue prior to foreign currency impact	1,908,925	1,584,833	324,092	20.4%

Foreign currency impact	111,091

U.K. and Australia revenue	2,020,016	1,584,833	435,183	27.5%

Germany

Revenue prior to foreign currency impact	859,886	894,565	(34,679)	(3.9%)

Foreign currency impact	41,723

Germany revenue	901,609	894,565	7,044	0.8%

22 — MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended September 30,			Change
	2025	2024	$	%
In thousands of CAD except for percentages

Finland, Poland and Baltics

Revenue prior to foreign currency impact	861,537	859,263	2,274	0.3%

Foreign currency impact	42,164

Finland, Poland and Baltics revenue	903,701	859,263	44,438	5.2%

Asia Pacific

Revenue prior to foreign currency impact	1,017,174	956,145	61,029	6.4%

Foreign currency impact	(2,733)

Asia Pacific revenue	1,014,441	956,145	58,296	6.1%

Eliminations	(156,729)	(175,981)	19,252	(10.9%)

For the year ended September 30, 2025, revenue was $15,912.7 million, an increase of $1,236.5 million or 8.4% over the last year. On a constant currency basis, revenue increased by $680.1 million or 4.6%. The increase in revenue was mainly due to recent business acquisitions and organic growth within the government and financial services vertical markets. This was partially offset by lower demand within the MRD and communications and utilities vertical markets and lower volumes related to our IP enabled business process services in the U.S. Federal segment.

3.4.1. Western and Southern Europe

For the year ended September 30, 2025, revenue in the Western and Southern Europe segment was $2,679.2 million, an increase of $79.0 million or 3.0% over last year. On a constant currency basis, revenue decreased by $45.3 million or 1.7%. The change in revenue was mainly due to lower demand within the MRD vertical market and in business consulting services and two less available days to bill, partially offset by recent business acquisitions.

On a client geographic basis, the top two Western and Southern Europe vertical markets were MRD and financial services, generating combined revenues of approximately $1,572 million for the year ended September 30, 2025.

3.4.2. U.S. Commercial and State Government

For the year ended September 30, 2025, revenue in the U.S. Commercial and State Government segment was $2,523.0 million, an increase of $195.6 million or 8.4% over last year. On a constant currency basis, revenue increased by $125.6 million or 5.4%. The increase in revenue was mainly due to a recent business acquisition partially offset by the increased use of our Asia Pacific global delivery centers for client work.

On a client geographic basis, the top two U.S. Commercial and State Government vertical markets were government and financial services, generating combined revenues of approximately $1,613 million for the year ended September 30, 2025.

3.4.3. U.S. Federal

For the year ended September 30, 2025, revenue in the U.S. Federal segment was $2,247.9 million, an increase of $246.6 million or 12.3% over last year. On a constant currency basis, revenue increased by $184.7 million or 9.2%. The increase in revenue was mainly due to a recent business acquisition and a ramp up of a new project, partially offset by lower volumes related to our IP enabled business process services.

For the year ended September 30, 2025, $1,911 million of revenues in the U.S. Federal segment were federal civilian based agencies.

FISCAL 2025 RESULTS — 23

3.4.4. Canada

For the year ended September 30, 2025, revenue in the Canada segment was $2,090.7 million, an increase of $55.7 million or 2.7% over last year. On a constant currency basis, revenue increased by $55.0 million or 2.7%. The increase in revenue was mainly due to recent business acquisitions and organic growth within the financial services vertical market, partially offset by lower demand within the MRD and communications and utilities vertical markets.

On a client geographic basis, the top two Canada vertical markets were financial services and government, generating combined revenues of approximately $1,525 million for the year ended September 30, 2025.

3.4.5. Scandinavia, Northwest and Central-East Europe

For the year ended September 30, 2025, revenue in the Scandinavia, Northwest and Central-East Europe segment was $1,688.9 million, an increase of $95.5 million or 6.0% over last year. On a constant currency basis, revenue increased by $4.2 million or 0.3%. The increase in revenue was mainly due to organic growth within the financial services vertical market, partially offset by two less available days to bill, a favourable contract settlement and project related equipment sales, both in the prior year.

On a client geographic basis, the top two Scandinavia, Northwest and Central-East Europe vertical markets were MRD and government, generating combined revenues of approximately $1,110 million for the year ended September 30, 2025.

3.4.6. U.K. and Australia

For the year ended September 30, 2025, revenue in the U.K. and Australia segment was $2,020.0 million, an increase of $435.2 million or 27.5% over last year. On a constant currency basis, revenue increased by $324.1 million or 20.4%. The increase in revenue was mainly due to a recent business acquisition and organic growth within the government vertical market.

On a client geographic basis, the top two U.K. and Australia vertical markets were government and communications and utilities, generating combined revenues of approximately $1,580 million for the year ended September 30, 2025.

3.4.7. Germany

For the year ended September 30, 2025, revenue in the Germany segment was $901.6 million, an increase of $7.0 million or 0.8% over last year. On a constant currency basis, revenue decreased by $34.7 million or 3.9%. The change in revenue was mainly due to lower demand within the MRD and government vertical markets, partially offset by a recent business acquisition.

On a client geographic basis, the top two Germany vertical markets were government and MRD, generating combined revenues of approximately $690 million for the year ended September 30, 2025.

3.4.8. Finland, Poland and Baltics

For the year ended September 30, 2025, revenue in the Finland, Poland and Baltics segment was $903.7 million, an increase of $44.4 million or 5.2% over last year. On a constant currency basis, revenue increased by $2.3 million or 0.3%. The increase in revenue was mainly due to organic growth within the government and health, including IP-based revenue, vertical markets, partially offset by a ramp down of projects within the financial services market.

On a client geographic basis, the top two Finland, Poland and Baltics vertical markets were financial services and government, generating combined revenues of approximately $522 million for the year ended September 30, 2025.

3.4.9. Asia Pacific

For the year ended September 30, 2025, revenue in the Asia Pacific segment was $1,014.4 million, an increase of $58.3 million or 6.1% over last year. On a constant currency basis, revenue increased by $61.0 million or 6.4%. The increase in revenue was mainly due to the continued demand for our global delivery centers for client work, partially offset by two less available days to bill.

24 — MANAGEMENT’S DISCUSSION AND ANALYSIS

3.5. OPERATING EXPENSES

For the years ended September 30,					Change
	2025	% of revenue	2024	% of revenue	$	% of revenue

In thousands of CAD except for percentages

Costs of services, selling and administrative	13,301,045	83.6%	12,259,730	83.5%	1,041,315	0.1%

Net foreign exchange loss	715	—%	653	—%	62	—%

3.5.1. Costs of Services, Selling and Administrative

Costs of services include the costs of serving our clients, which mainly consist of salaries, net of tax credits, performance based compensation and other direct costs, including travel expenses. These also mainly include professional fees and contracted labour costs, as well as hardware, software and delivery center related costs.

Costs of selling and administrative mainly include salaries, performance based compensation, office space, internal solutions, business development related costs such as travel expenses, and other administrative and management costs.

For the year ended September 30, 2025, costs of services, selling and administrative expenses amounted to $13,301.0 million, an increase of $1,041.3 million when compared to the same period last year. As a percentage of revenue, costs of services, selling and administrative expenses increased to 83.6% from 83.5%.

As a percentage of revenue, costs of services increased compared to the same period last year, mainly due to lower billable utilization in the Western and Southern Europe and Germany segments, lower volumes related to our IP enabled business process services in the U.S. Federal segment and the temporary dilutive impact of recent business acquisitions.

As a percentage of revenue, costs of selling and administrative expenses decreased compared to the same period last year, mainly due to efficiencies resulting from the restructuring program partially offset by the temporary dilutive impact of recent business acquisitions.

During the year ended September 30, 2025, the translation of the results of our foreign operations from their local currencies to the Canadian dollar unfavourably impacted costs by $444.0 million, which was offset by the favourable translation impact of $556.4 million on our revenue.

3.5.2. Net Foreign Exchange Loss

During the year ended September 30, 2025, CGI incurred $0.7 million of net foreign exchange losses, mainly driven by the timing of payments combined with the volatility of foreign exchange rates. The Company, in addition to its natural hedges, uses derivatives as a strategy to manage its exposure, to the extent possible.

FISCAL 2025 RESULTS — 25

3.6. EARNINGS BEFORE INCOME TAXES

The following table provides a reconciliation between our earnings before income taxes, which is reported in accordance with IFRS Accounting Standards, and adjusted EBIT:

For the years ended September 30,					Change
	2025	% of revenue	2024	% of revenue	$	% of revenue

In thousands of CAD except for percentage

Earnings before income taxes	2,242,190	14.1%	2,290,951	15.6%	(48,761)	(1.5%)

Plus the following items:

Restructuring, acquisition and related integration costs	285,031	1.8%	96,929	0.7%	188,102	1.1%

Restructuring	196,796	1.2%	—	—%	196,796	1.2%

Cost Optimization Program	—	—%	91,063	0.6%	(91,063)	(0.6%)

Acquisition and related integration costs	88,235	0.6%	5,866	—%	82,369	0.6%

Net finance costs	83,692	0.5%	27,889	0.2%	55,803	0.3%

Adjusted EBIT	2,610,913	16.4%	2,415,769	16.5%	195,144	(0.1%)

3.6.1. Restructuring, Acquisition and Related Integration Costs

During the year ended September 30, 2025, the Company initiated a restructuring program which was targeted within its Continental European operations to realign its cost structure with current market conditions and which was completed for a total cost of $196.8 million, consisting of costs for terminations of employment of $190.0 million under this initiative, as well as costs of vacating leased premises of $6.8 million.

During the year ended September 30, 2023, the Company initiated a cost optimization program to accelerate actions to improve operational efficiencies, including the increased use of automation and global delivery, and to rightsize its global real estate portfolio. As at March 31, 2024, the Company completed its Cost Optimization Program for a total cost of $100.0 million. During the year ended September 30, 2024, the Company recorded $91.1 million of costs under the Cost Optimization Program, which included costs for terminations of employment of $69.5 million, and costs of vacating leased premises of $21.6 million.

During the year ended September 30, 2025, the Company incurred $88.2 million of acquisition and related integration costs ($5.9 million for the year ended September 30, 2024). These costs were mainly costs related to redundancy of employment of $27.5 million ($0.1 million for the year ended September 30, 2024), costs of vacating leased premises of $23.4 million ($0.9 million for the year ended September 30, 2024) as well as legal and professional fees of $12.3 million ($2.4 million for the year ended September 30, 2024).

3.6.2. Net Finance Costs

Net finance costs mainly include interest on our long-term debt, lease liabilities and financial assets. For the year ended September 30, 2025, the net finance costs increased by $55.8 million, mainly driven by an increase in interest due to the issuance of senior unsecured notes in March 2025, and lower interest on our cash balances.

26 — MANAGEMENT’S DISCUSSION AND ANALYSIS

3.7. ADJUSTED EBIT BY SEGMENT

For the years ended September 30,			Change
	2025	2024	$	%

In thousands of CAD except for percentages

Western and Southern Europe	354,421	334,165	20,256	6.1%

As a percentage of segment revenue	13.2%	12.9%

U.S. Commercial and State Government	359,174	337,325	21,849	6.5%

As a percentage of segment revenue	14.2%	14.5%

U.S. Federal	331,976	322,698	9,278	2.9%

As a percentage of segment revenue	14.8%	16.1%

Canada	472,888	463,171	9,717	2.1%

As a percentage of segment revenue	22.6%	22.8%

Scandinavia, Northwest and Central-East Europe	235,202	191,752	43,450	22.7%

As a percentage of segment revenue	13.9%	12.0%

U.K. and Australia	299,345	251,662	47,683	18.9%

As a percentage of segment revenue	14.8%	15.9%

Germany	108,107	88,438	19,669	22.2%

As a percentage of segment revenue	12.0%	9.9%

Finland, Poland and Baltics	142,128	133,437	8,691	6.5%

As a percentage of segment revenue	15.7%	15.5%

Asia Pacific	307,672	293,121	14,551	5.0%

As a percentage of segment revenue	30.3%	30.7%

Adjusted EBIT	2,610,913	2,415,769	195,144	8.1%

Adjusted EBIT margin	16.4%	16.5%

For the year ended September 30, 2025, adjusted EBIT was $2,610.9 million, an increase of $195.1 million when compared to last year. Adjusted EBIT margin decreased to 16.4% from 16.5%. The change in adjusted EBIT margin was mainly due to the temporary dilutive impact of recent business acquisitions and lower volumes related to our IP enabled process services within the U.S. Federal segment, partially offset by efficiencies resulting from the restructuring program.

3.7.1. Western and Southern Europe

For the year ended September 30, 2025, adjusted EBIT in the Western and Southern Europe segment was $354.4 million, an increase of $20.3 million when compared to last year. Adjusted EBIT margin increased to 13.2% from 12.9%. The increase in adjusted EBIT margin was mainly due to prior years adjustments for R&D tax credits in France, lower performance based compensation accruals and efficiencies resulting from the restructuring program, partially offset by lower billable utilization and two less available days to bill.

3.7.2. U.S. Commercial and State Government

For the year ended September 30, 2025, adjusted EBIT in the U.S. Commercial and State Government segment was $359.2 million, an increase of $21.8 million when compared to last year. Adjusted EBIT margin decreased to 14.2% from 14.5%. The change in adjusted EBIT margin was mainly due the temporary dilutive impact of a recent business acquisition and the impact of the reevaluation of cost to complete on a project, partially offset by higher billable utilization.

FISCAL 2025 RESULTS — 27

3.7.3. U.S. Federal

For the year ended September 30, 2025, adjusted EBIT in the U.S. Federal segment was $332.0 million, an increase of $9.3 million when compared to last year. Adjusted EBIT margin decreased to 14.8% from 16.1%. The change in adjusted EBIT margin was mainly due to lower volumes related to our IP enabled business process services, partially offset by the impact of the reevaluation of cost to complete on a project in the prior year and a ramp up of a new project.

3.7.4. Canada

For the year ended September 30, 2025, adjusted EBIT in the Canada segment was $472.9 million, an increase of $9.7 million when compared to last year. Adjusted EBIT margin decreased to 22.6% from 22.8%. The change in adjusted EBIT margin was mainly due to temporary dilutive impact of recent business acquisitions, partially offset by profitable organic growth within IP-based revenues within the financial services vertical market.

3.7.5. Scandinavia, Northwest and Central-East Europe

For the year ended September 30, 2025, adjusted EBIT in the Scandinavia, Northwest and Central-East Europe segment was $235.2 million, an increase of $43.5 million when compared to last year. Adjusted EBIT margin increased to 13.9% from 12.0%. The increase in adjusted EBIT margin was mainly due to efficiencies resulting from the restructuring program and profitable organic growth within most vertical markets, partially offset by two less available days to bill.

3.7.6. U.K. and Australia

For the year ended September 30, 2025, adjusted EBIT in the U.K. and Australia segment was $299.3 million, an increase of $47.7 million when compared to last year. Adjusted EBIT margin decreased to 14.8% from 15.9%. The change in adjusted EBIT margin was mainly due to the temporary dilutive impact of a recent business acquisition and a favourable impact from a settlement with a supplier in the prior year.

3.7.7. Germany

For the year ended September 30, 2025, adjusted EBIT in the Germany segment was $108.1 million, an increase of $19.7 million when compared to last year. Adjusted EBIT margin increased to 12.0% from 9.9%. The increase in adjusted EBIT margin was mainly due to efficiencies resulting from the restructuring program and the impact of the reevaluation of cost to complete on a project in the prior year, partially offset by lower billable utilization.

3.7.8. Finland, Poland and Baltics

For the year ended September 30, 2025, adjusted EBIT in the Finland, Poland and Baltics segment was $142.1 million, an increase of $8.7 million when compared to last year. Adjusted EBIT margin increased to 15.7% from 15.5%. The increase in adjusted EBIT margin was mainly due to profitable organic growth within the government and health vertical markets, including IP-based revenue. This was partially offset by a ramp down of projects within the financial services vertical market and additional R&D tax credits in the prior year.

3.7.9. Asia Pacific

For the year ended September 30, 2025, adjusted EBIT in the Asia Pacific segment was $307.7 million, an increase of $14.6 million when compared to last year. Adjusted EBIT margin remained strong at 30.3% compared to 30.7%.

28 — MANAGEMENT’S DISCUSSION AND ANALYSIS

3.8. NET EARNINGS AND EARNINGS PER SHARE

The following table sets out the information supporting the earnings per share calculations:

For the years ended September 30,			Change
	2025	2024	$	%

In thousands of CAD except for percentage and shares data

Earnings before income taxes	2,242,190	2,290,951	(48,761)	(2.1%)

Income tax expense	583,905	598,236	(14,331)	(2.4%)

Effective tax rate	26.0%	26.1%

Net earnings	1,658,285	1,692,715	(34,430)	(2.0%)

Net earnings margin	10.4%	11.5%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B shares (multiple voting) (basic)	222,693,319	228,074,108	(5,380,789)	(2.4%)

Class A subordinate voting shares and Class B shares (multiple voting) (diluted)	225,489,344	231,672,861	(6,183,517)	(2.7%)

Earnings per share (in dollars)

Basic	7.45	7.42	0.03	0.4%

Diluted	7.35	7.31	0.04	0.5%

3.8.1. Income Tax Expense

For the year ended September 30, 2025, income tax expense was $583.9 million compared to $598.2 million last year and our effective tax rate decreased to 26.0% from 26.1%. When excluding the tax effects from restructuring, acquisition and related integration costs, the effective tax rate also decreased to 25.9% from 26.0%, which is mainly explained by a change in profitability mix in certain geographies.

The table in section 3.8.3. shows the year-over-year comparison of the tax rate with the impact of restructuring, acquisition and related integration costs removed.

Based on the enacted rates at the end of Fiscal 2025 and our current profitability mix, we expect our adjusted effective tax rate to increase to between 26.0% to 27.0% in Fiscal 2026, mainly due to a temporary tax increase in France.

3.8.2. Weighted Average Number of Shares Outstanding

For Fiscal 2025, CGI’s basic and diluted weighted average number of shares outstanding decreased compared to Fiscal 2024 due to the impact of the purchase for cancellation of Class A shares, partially offset by the exercise of stock options. The table in section 3.8.3. shows the year-over-year comparison of the weighted average number of shares outstanding. See notes 19, 20 and 21 of our audited consolidated financial statements for additional information.

FISCAL 2025 RESULTS — 29

3.8.3. Adjusted Net Earnings and Earnings per Share

The following table provides a reconciliation between our earnings before income taxes, which is reported in accordance with IFRS Accounting Standards, and adjusted net earnings:

For the years ended September 30,			Change
	2025	2024	$	%

In thousands of CAD except for percentages and shares data

Earnings before income taxes	2,242,190	2,290,951	(48,761)	(2.1%)

Add back:

Restructuring, acquisition and related integration costs	285,031	96,929	188,102

Restructuring	196,796	—	196,796

Cost Optimization Program	—	91,063	(91,063)

Acquisition and related integration costs	88,235	5,866	82,369

Adjusted earnings before income taxes	2,527,221	2,387,880	139,341	5.8%

Income tax expense	583,905	598,236	(14,331)	(2.4%)

Effective tax rate	26.0%	26.1%

Add back:

Tax deduction on restructuring, acquisition and related integration costs	71,819	23,719	48,100

Impact on effective tax rate	(0.1%)	(0.1%)

Tax deduction on restructuring	53,916	—	53,916

Impact on effective tax rate	0.1%	—%

Tax deduction on Cost Optimization Program	—	22,956	(22,956)

Impact on effective tax rate	—%	—%

Tax deduction on acquisition and related integration costs	17,903	763	17,140

Impact on effective tax rate	(0.2%)	—%

Adjusted income tax expense	655,724	621,955	33,769	5.4%

Adjusted effective tax rate	25.9%	26.0%

Adjusted net earnings	1,871,497	1,765,925	105,572	6.0%

Adjusted net earnings margin	11.8%	12.0%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B shares (multiple voting) (basic)	222,693,319	228,074,108	(5,380,789)	(2.4%)

Class A subordinate voting shares and Class B shares (multiple voting) (diluted)	225,489,344	231,672,861	(6,183,517)	(2.7%)

Adjusted earnings per share (in dollars)

Basic	8.40	7.74	0.66	8.5%

Diluted	8.30	7.62	0.68	8.9%

30 — MANAGEMENT’S DISCUSSION AND ANALYSIS

4. Liquidity

4.1. CONSOLIDATED STATEMENTS OF CASH FLOWS

CGI’s growth is financed through a combination of cash flow from operations, drawing on our unsecured committed revolving credit facility, the issuance of long-term debt, and the issuance of equity. One of our financial priorities is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

As at September 30, 2025, cash and cash equivalents were $864.2 million. Cash included in funds held for clients was $704.5 million. The following table provides a summary of the generation and use of cash and cash equivalents for the years ended September 30, 2025 and 2024.

For the years ended September 30,	2025	2024	Change

In thousands of CAD

Cash provided by operating activities	2,234,197	2,204,983	29,214

Cash used in investing activities	(2,200,582)	(775,384)	(1,425,198)

Cash used in financing activities	(246,665)	(1,607,657)	1,360,992

Effect of foreign exchange rate changes on cash, cash equivalents and cash included in funds held for clients	87,033	34,704	52,329

Net decrease in cash, cash equivalents and cash included in funds held for clients	(126,017)	(143,354)	17,337

FISCAL 2025 RESULTS — 31

4.1.1. Cash Provided by Operating Activities

For the year ended September 30, 2025, cash provided by operating activities was $2,234.2 million or 14.0% of revenue compared to $2,205.0 million or 15.0% of revenue for the same period last year.

The following table provides a summary of the generation and use of cash from operating activities:

For the years ended September 30,	2025	2024	Change

In thousands of CAD

Net earnings	1,658,285	1,692,715	(34,430)

Amortization, depreciation and impairment	614,266	536,859	77,407

Deferred income tax recovery	626	(146,100)	146,726

Other adjustments[1]	80,063	56,513	23,550

Cash flow from operating activities before net change in non-cash working capital items and others	2,353,240	2,139,987	213,253

Net change in non-cash working capital items and others:

Accounts receivable, work in progress and deferred revenue	14,791	147,781	(132,990)

Accounts payable and accrued liabilities, accrued compensation and employee-related liabilities and provisions	(105,223)	(6,132)	(99,091)

Income taxes	(85,430)	(98,207)	12,777

Others[2]	56,819	21,554	35,265

Net change in non-cash working capital items and others	(119,043)	64,996	(184,039)

Cash provided by operating activities	2,234,197	2,204,983	29,214

[1]	Comprised of net foreign exchange loss, share-based payment costs and gain on sale of property, plant and equipment and on lease terminations.
[2]

Comprised of prepaid expenses and other assets, long-term financial assets (excluding long-term receivables), derivative financial instruments, long-term liabilities and retirement benefits obligations.

The increase of $29.2 million from our cash provided by operating activities was mostly due to additional unpaid restructuring expenses and acquisition related costs and the timing of tax instalment payments, partially offset by the timing of supplier payments and client collections.

The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations.

32 — MANAGEMENT’S DISCUSSION AND ANALYSIS

4.1.2. Cash Used in Investing Activities

For the year ended September 30, 2025, $2,200.6 million was used in investing activities while $775.4 million was used in investing activities over the same period last year.

The following table provides a summary of the use of cash from investing activities:

For the years ended September 30,	2025	2024	Change

In thousands of CAD

Business acquisitions (net of cash acquired)	(1,829,965)	(380,313)	(1,449,652)

Settlement of acquisition-related liabilities	(12,139)	—	(12,139)

Loan receivable	9,915	7,508	2,407

Purchase of property, plant and equipment	(116,611)	(109,733)	(6,878)

Proceeds from sale of property, plant and equipment	1,295	5,732	(4,437)

Additions to contract costs	(98,545)	(97,059)	(1,486)

Additions to intangible assets	(153,285)	(153,907)	622

Net change in short-term and long-term investments	(1,247)	(47,612)	46,365

Cash used in investing activities	(2,200,582)	(775,384)	(1,425,198)

The change of $1,425.2 million in cash used in investing activities during the year ended September 30, 2025 was mainly due to cash used for the recent business acquisitions of Daugherty, BJSS, Novatec, Momentum and Apside.

FISCAL 2025 RESULTS — 33

4.1.3. Cash Used in Financing Activities

For the year ended September 30, 2025, $246.7 million were used in financing activities, while $1,607.7 million were used in over the same period last year.

The following table provides a summary of the use of cash from financing activities:

For the years ended September 30,	2025	2024	Change

In thousands of CAD

Increase of long-term debt	923,922	747,073	176,849

Repayment of long-term debt	—	(1,154,878)	1,154,878

Settlement of derivative financial instruments	—	38,943	(38,943)

Payment of lease liabilities	(177,465)	(146,762)	(30,703)

Repayment of debt assumed from business acquisitions	(47,953)	(162,146)	114,193

Purchase for cancellation of Class A subordinate voting shares and related tax	(1,274,530)	(934,765)	(339,765)

Issuance of Class A subordinate voting shares	62,001	76,523	(14,522)

Purchase of Class A subordinate voting shares held in trusts	(13,323)	(66,847)	53,524

Withholding taxes remitted on the net settlement of performance share units	(52,888)	(15,407)	(37,481)

Cash dividends paid	(135,052)	—	(135,052)

Net change in clients’ funds obligations	468,623	10,609	458,014

Cash used in financing activities	(246,665)	(1,607,657)	1,360,992

The change of $1,361.0 million in cash used in financing activities during the year ended September 30, 2025 was mainly driven by the issuance of senior unsecured notes in March 2025 in the amount of $923.9 million (see section 2.4 of the present document), by the scheduled repayment in full in December 2023 of the unsecured committed term loan credit facility in the amount of $670.4 million (US$500.0 million), by the scheduled repayments in full of senior unsecured notes in the amount of $475.8 million (US$350.0 million) in September 2024 and by the net change in clients’ funds obligations related to our payroll services. This was partially offset by the issuance of senior unsecured notes for an amount of $747.1 million in September 2024, an increase in cash used for the repurchase for cancellation of Class A shares and related tax under the NCIB program and by the cash dividends paid.

4.1.4. Effect of Foreign Exchange Rate Changes on Cash, Cash Equivalents and Cash Included in Funds Held for Clients

For the year ended September 30, 2025, the effect of foreign exchange rate changes on cash, cash equivalents and cash included in funds held for clients had a favourable impact of $87.0 million. This amount had no effect on net earnings as it was recorded in other comprehensive income.

34 — MANAGEMENT’S DISCUSSION AND ANALYSIS

4.2. CAPITAL RESOURCES

The following provides a summary of capital resources information as at September 30, 2025:

Available

In thousands of CAD

Cash and cash equivalents	864,209

Short-term investments	3,675

Long-term investments	27,687

Unsecured committed revolving credit facility[1]	1,496,248

Capital resources available[2]	2,391,819

[1]	Letters of credit in the amount of $3.8 million were outstanding against this $1,500.0 million unsecured committed revolving credit facility.
[2]	Excludes cash, term deposits and long-term bonds included in funds held for clients for $704.5 million, $33.0 million and $240.9 million, respectively.

Cash and cash equivalents and investments represented $895.6 million. Short-term and long-term investments include corporate bonds with maturities ranging from 91 days to five years, with a credit rating of A- or higher.

The Company also had $1,496.2 million available under its unsecured committed revolving credit facility which mature in 2030 and is generating a significant level of cash. CGI was showing a negative working capital (total current assets minus total current liabilities) of $49.0 million due to the upcoming maturity of the 2021 U.S Senior Notes of $835.9 million in September 2026. CGI’s management considers that the available capital resources will allow the Company to fund its operations while maintaining adequate levels of liquidity. Letters of credit in the amount of $3.8 million were outstanding against this $1,500.0 million unsecured committed revolving credit facility.

The Company was in compliance with all of its restrictive covenants contained in its senior unsecured notes and its restrictive covenants and ratios contained in its unsecured committed revolving credit facility.

The tax implications and impact related to the repatriation of cash will not materially affect the Company’s liquidity.

4.3. CONTRACTUAL OBLIGATIONS

We are committed under the terms of contractual obligations which have various expiration dates, primarily related to long-term debt and the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements.

Commitment type	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

In thousands of CAD

Long-term debt	3,660,536	846,954	900,545	1,355,705	557,332

Estimated interest on long-term debt net of swaps	323,116	80,754	138,598	91,429	12,335

Lease liabilities	693,484	173,071	261,300	161,308	97,805

Estimated interest on lease liabilities	86,088	24,664	34,902	16,077	10,445

Long-term service agreements	464,023	226,509	214,408	23,106	—

Total[1]	5,227,247	1,351,952	1,549,753	1,647,625	677,917

[1]	Excludes clients’ funds obligations for an amount of $973.7 million payable in less than 1 year.

4.4. FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS

We use various financial instruments to help us manage our exposure to fluctuations of foreign currency exchange rates and interest rates. See note 32 of our audited consolidated financial statements for additional information on our financial instruments and hedging transactions.

FISCAL 2025 RESULTS — 35

4.5. SELECTED MEASURES OF CAPITAL RESOURCES AND LIQUIDITY

As at September 30,	2025	2024

In thousands of CAD except for percentages

Reconciliation between long-term debt and lease liabilities[1] and net debt:

Long-term debt and lease liabilities[1]	4,331,319	3,308,403

Minus the following items:

Cash and cash equivalents	864,209	1,461,145

Short-term investments	3,675	3,279

Long-term investments	27,687	24,209

Fair value of foreign currency derivative financial instruments related to debt	(15,620)	—

Net debt	3,451,368	1,819,770

Net debt to capitalization ratio	25.1%	16.2%

Return on invested capital	13.6%	16.0%

Days sales outstanding	45	41

[1]

As at September 30, 2025, long-term debt and lease liabilities were $3,637.8 million ($2,688.3 million as at September 30, 2024) and $693.5 million ($620.1 million as at September 30, 2024), respectively, including their current portions.

During the year ended September 30, 2025, our long-term debt and lease liabilities increased by $1,022.9 million mainly driven by the issuance of senior unsecured notes for an amount of $923.9 million in March 2025.

On October 30, 2025, the unsecured committed revolving credit facility was extended by one year to October 2030 and can be further extended. There were no material changes in the terms and conditions including interest rates and banking covenants.

We use the net debt to capitalization ratio as an indication of our financial leverage in order to realize our Build and Buy profitable growth strategy (see section 1.2. of the present document for additional information on our Build and Buy profitable growth strategy). The net debt to capitalization ratio increased to 25.1% in Fiscal 2025 from 16.2% in Fiscal 2024 mostly due to recent business acquisitions and by the repurchase of shares, partially offset by our cash generation during the last four quarters.

ROIC is a measure of the Company’s efficiency in allocating the capital under our control to profitable investments. The return on invested capital ratio decreased to 13.6% in Fiscal 2025 from 16.0% in Fiscal 2024. The decrease in ROIC was mainly the result of capital allocated to recent business acquisitions which are in the process of being integrated and restructuring costs.

DSO increased to 45 days at the end of Fiscal 2025 when compared to 41 days last year. This increase is mainly due to lower cash collections relative to our revenue growth and recent business acquisitions.

36 — MANAGEMENT’S DISCUSSION AND ANALYSIS

4.6. GUARANTEES

In the normal course of operations, we may enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures and guarantees on government and commercial contracts.

In connection with sales of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches in our contractual obligations, including representations and warranties, intellectual property right infringement claims and litigation against counterparties, among others.

While some of the agreements specify a maximum potential exposure, others do not specify a maximum amount or a maturity date or survival period. It is not possible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of guarantee or indemnification as at September 30, 2025. The Company does not expect to incur any potential payment in connection with these guarantees that could have a material adverse effect on its audited consolidated financial statements.

In the normal course of business, we may secure bid and performance bonds from third party financial institutions to offer to certain clients, principally governmental entities. In general, we would only be liable for the amount of the bid bonds if we refuse to perform the project once we are awarded the bid. We would also be liable for the performance bonds in the event of a default in the performance of our obligations. As at September 30, 2025, we had committed a total of $275.2 million for these bonds. To the best of our knowledge, the Company complies with our performance obligations under all service contracts for which there was a bid or performance bond, and the ultimate liability, if any, incurred in connection with these guarantees, would not have a material adverse effect on the Company’s consolidated results of operations or financial condition.

4.7. CAPABILITY TO DELIVER RESULTS

CGI’s management believes that the Company has sufficient capital resources to support ongoing business operations and execute our Build and Buy profitable growth strategy. Our principal and most accretive uses of cash are: to invest in our business (procuring new large managed IT and business process services contracts and developing business and IP solutions); to pursue accretive acquisitions; to purchase for cancellation Class A shares and pay down debt. In terms of financing, we are well positioned to continue executing our four-pillar growth strategy in Fiscal 2025.

To successfully implement the Company’s strategy, CGI relies on a strong leadership team, supported by highly knowledgeable consultants and professionals with relevant relationships and significant experience in both IT and our targeted industries. CGI fosters leadership development through the CGI Leadership Institute ensuring continuity and knowledge transfer across the organization. For key positions, a detailed succession plan is established and revised frequently.

As a Company built on human capital, the knowledge of our consultants and professionals are critical to delivering quality service to our clients. Our human resources program allows us to attract and retain the best talent as it provides competitive compensation and benefits, a favourable working environment, training programs and career development opportunities. Employee satisfaction is monitored annually through a Company-wide survey. In addition, a majority of our professionals are owners of CGI through our Share Purchase Plan, which, along with our Profit Participation Plan, allows them to share in the Company’s success, further aligning stakeholder interests.

In addition to capital resources and talent, CGI has established the Management Foundation, which encompasses governance policies, organizational models and sophisticated management frameworks for our business units and corporate processes. This robust governance model provides a common business language for managing all operations consistently across the globe, driving a focus on continuous improvement. CGI’s operations maintain appropriate certifications in accordance with service requirements such as ISO and CMMI certification programs.

FISCAL 2025 RESULTS — 37

5.	Fourth Quarter Results

5.1. BOOKINGS AND BOOK-TO-BILL RATIO

Bookings for the quarter ended September 30, 2025 were $4.8 billion representing a book-to-bill ratio of 119.2%. The breakdown of the new bookings signed during the quarter is as follows:

Information regarding our bookings is a key indicator of the volume of our business over time. The following table provides a summary of the bookings and book-to-bill ratio by segment:

In thousands of CAD except for percentages	Bookings for the three months ended September 30, 2025	Bookings for the year ended September 30, 2025	Book-to-bill ratio for the year ended September 30, 2025

Total CGI	4,785,552	17,571,914	110.4%

U.S. Federal	1,016,374	2,084,510	92.5%

U.S. Commercial and State Government	962,476	4,279,495	151.9%

Western and Southern Europe	780,106	2,838,971	108.3%

Canada	630,082	2,487,039	108.5%

U.K. and Australia	595,051	2,100,166	94.1%

Scandinavia, Northwest and Central-East Europe	413,131	1,929,814	110.1%

Germany	226,516	990,018	100.9%

Finland, Poland and Baltics	161,816	861,901	89.5%

38 — MANAGEMENT’S DISCUSSION AND ANALYSIS

5.2. FOREIGN EXCHANGE

The Company operates globally and is exposed to changes in foreign currency rates. Accordingly, as prescribed by IFRS Accounting Standards, we measure assets, liabilities and transactions that are measured in foreign currencies using various exchange rates. We report all amounts in Canadian dollars.

Closing foreign exchange rates

As at September 30,	2025	2024	Change

U.S. dollar	1.3931	1.3515	3.1%

Euro	1.6349	1.5064	8.5%

Indian rupee	0.0157	0.0161	(2.5%)

British pound	1.8730	1.8111	3.4%

Swedish krona	0.1480	0.1333	11.0%

Average foreign exchange rates

For the three months ended September 30,	2025	2024	Change

U.S. dollar	1.3772	1.3643	0.9%

Euro	1.6094	1.4983	7.4%

Indian rupee	0.0158	0.0163	(3.1%)

British pound	1.8571	1.7732	4.7%

Swedish krona	0.1447	0.1309	10.5%

FISCAL 2025 RESULTS — 39

5.3. REVENUE DISTRIBUTION

The following charts provide additional information regarding our revenue mix for the quarter ended September 30, 2025:

5.3.1. Client Concentration

IFRS Accounting Standards guidance on segment disclosures defines a single customer as a group of entities that are known to the reporting entity to be under common control. As a consequence, our work for the U.S. federal government including its various agencies represented 13.6% of our revenue for Q4 2025 as compared to 14.2% for Q4 2024.

40 — MANAGEMENT’S DISCUSSION AND ANALYSIS

5.4. REVENUE BY SEGMENT

Our segments are reported based on where the client’s work is delivered from within our geographic delivery model.

The following table provides a summary of the year-over-year changes in our revenue, in total and by segment before eliminations, separately showing the impacts of foreign currency exchange rate variations between Q4 2025 and Q4 2024. The Q4 2024 revenues by segment were recorded reflecting the actual foreign exchange rates for the respective period. The foreign exchange impact is the difference between the current period’s actual results and the same period’s results converted with the prior year’s foreign exchange rates.

For the three months ended September 30,			Change
	2025	2024	$	%

In thousands of CAD except for percentages

Total CGI revenue	4,013,837	3,660,391	353,446	9.7%

Constant currency revenue growth	5.5%

Foreign currency impact	4.2%

Variation over previous period	9.7%

Western and Southern Europe

Revenue prior to foreign currency impact	633,317	620,844	12,473	2.0%

Foreign currency impact	47,701

Western and Southern Europe revenue	681,018	620,844	60,174	9.7%

U.S. Commercial and State Government

Revenue prior to foreign currency impact	621,008	578,312	42,696	7.4%

Foreign currency impact	6,684

U.S. Commercial and State Government revenue	627,692	578,312	49,380	8.5%

U.S. Federal

Revenue prior to foreign currency impact	542,538	522,828	19,710	3.8%

Foreign currency impact	5,564

U.S. Federal revenue	548,102	522,828	25,274	4.8%

Canada

Revenue prior to foreign currency impact	508,554	512,324	(3,770)	(0.7%)

Foreign currency impact	138

Canada revenue	508,692	512,324	(3,632)	(0.7%)

Scandinavia, Northwest and Central-East Europe

Revenue prior to foreign currency impact	381,954	374,998	6,956	1.9%

Foreign currency impact	34,944

Scandinavia, Northwest and Central-East Europe revenue	416,898	374,998	41,900	11.2%

U.K. and Australia

Revenue prior to foreign currency impact	541,014	421,324	119,690	28.4%

Foreign currency impact	25,025

U.K. and Australia revenue	566,039	421,324	144,715	34.3%

Germany

Revenue prior to foreign currency impact	218,489	223,933	(5,444)	(2.4%)

Foreign currency impact	16,439

Germany revenue	234,928	223,933	10,995	4.9%

FISCAL 2025 RESULTS — 41

For the three months ended September 30,			Change
	2025	2024	$	%

In thousands of CAD except for percentages

Finland, Poland and Baltics

Revenue prior to foreign currency impact	197,035	203,132	(6,097)	(3.0%)

Foreign currency impact	14,950

Finland, Poland and Baltics revenue	211,985	203,132	8,853	4.4%

Asia Pacific

Revenue prior to foreign currency impact	262,790	247,023	15,767	6.4%

Foreign currency impact	(7,399)

Asia Pacific revenue	255,391	247,023	8,368	3.4%

Eliminations	(36,908)	(44,327)	7,419	(16.7%)

For the three months ended September 30, 2025, revenue was $4,013.8 million, an increase of $353.4 million or 9.7% over the same period last year. On a constant currency basis, revenue increased by $200.7 million or 5.5%. The increase in revenue was mainly due to recent business acquisitions, partially offset by lower demand within the MRD vertical market and lower volumes related to our IP enabled business process services in the U.S. Federal segment.

5.4.1. Western and Southern Europe

Revenue in the Western and Southern Europe segment was $681.0 million in Q4 2025, an increase of $60.2 million or 9.7% over the same period last year. On a constant currency basis, revenue increased by $12.5 million or 2.0%. The increase in revenue was mainly due to recent business acquisitions, partially offset by lower demand within the communications and utilities and MRD vertical markets and one less available day to bill.

On a client geographic basis, the top two Western and Southern Europe vertical markets were MRD and financial services, generating combined revenues of approximately $410 million for the three months ended September 30, 2025.

5.4.2. U.S. Commercial and State Government

Revenue in the U.S. Commercial and State Government segment was $627.7 million in Q4 2025, an increase of $49.4 million or 8.5% over the same period last year. On a constant currency basis, revenue increased by $42.7 million or 7.4%. The increase in revenue was mainly due to a recent business acquisition, partially offset by the increased use of our Asia Pacific global delivery centers for client work.

On a client geographic basis, the top two U.S. Commercial and State Government vertical markets were government and financial services, generating combined revenues of approximately $400 million for the three months ended September 30, 2025.

5.4.3. U.S. Federal

Revenue in the U.S. Federal segment was $548.1 million in Q4 2025, an increase of $25.3 million or 4.8% over the same period last year. On a constant currency basis, revenue increased by $19.7 million or 3.8%. The increase in revenue was mainly due to a recent business acquisition and a ramp up of a new project, partially offset by lower volumes related to our IP enabled business process services.

For the three months ended September 30, 2025, $471 million of revenues in the U.S. Federal segment were federal civilian based agencies.

42 — MANAGEMENT’S DISCUSSION AND ANALYSIS

5.4.4. Canada

Revenue in the Canada segment was $508.7 million in Q4 2025, a decrease of $3.6 million or 0.7% over the same period last year. On a constant currency basis, revenue decreased by $3.8 million or 0.7%. The change in revenue was mainly due to projects ended within the government vertical market and increased use of our Asia Pacific global delivery centers for client work, partially offset by organic growth in IP-based revenues within the financial services vertical market and recent business acquisitions.

On a client geographic basis, the top two Canada vertical markets were financial services and government, generating combined revenues of approximately $377 million for the three months ended September 30, 2025.

5.4.5. Scandinavia, Northwest and Central-East Europe

Revenue in the Scandinavia, Northwest and Central-East Europe segment was $416.9 million in Q4 2025, an increase of $41.9 million or 11.2% over the same period last year. On a constant currency basis, revenue increased by $7.0 million or 1.9%. The increase in revenue was mainly due to organic growth in most vertical markets, mainly within the financial services vertical market.

On a client geographic basis, the top two Scandinavia, Northwest and Central-East Europe vertical markets were MRD and government, generating combined revenues of approximately $272 million for the three months ended September 30, 2025.

5.4.6. U.K. and Australia

Revenue in the U.K. and Australia segment was $566.0 million in Q4 2025, an increase of $144.7 million or 34.3% over the same period last year. On a constant currency basis, revenue increased by $119.7 million or 28.4%. The increase in revenue was mainly due to a recent business acquisition and organic growth within the government vertical market, partially offset by project related equipment sales in the prior year.

On a client geographic basis, the top two U.K. and Australia vertical markets were government and MRD, generating combined revenues of approximately $434 million for the three months ended September 30, 2025.

5.4.7. Germany

Revenue in the Germany segment was $234.9 million in Q4 2025, an increase of $11.0 million or 4.9% over the same period last year. On a constant currency basis, revenue decreased by $5.4 million or 2.4%. The change in revenue was mainly due to lower demand within the MRD vertical market, partially offset by a recent business acquisition.

On a client geographic basis, the top two Germany vertical markets were government and MRD, generating combined revenues of approximately $178 million for the three months ended September 30, 2025..

5.4.8. Finland, Poland and Baltics

Revenue in the Finland, Poland and Baltics segment was $212.0 million in Q4 2025, an increase of $8.9 million or 4.4% over the same period last year. On a constant currency basis, revenue decreased by $6.1 million or 3.0%. The change in revenue was mainly due to a ramp down of projects within the financial services market, partially offset by organic growth within health, including IP-based revenue, and government vertical markets.

On a client geographic basis, the top two Finland, Poland and Baltics vertical markets were financial services and government, generating combined revenues of approximately $118 million for the three months ended September 30, 2025.

5.4.9. Asia Pacific

Revenue in the Asia Pacific segment was $255.4 million in Q4 2025, an increase of $8.4 million or 3.4% over the same period last year. On a constant currency basis, revenue increased by $15.8 million or 6.4%. The increase in revenue was mainly due to the continued demand for our global delivery centers for client work, partially offset by one less available day to bill.

FISCAL 2025 RESULTS — 43

5.5. ADJUSTED EBIT BY SEGMENT

For the three months ended September 30,			Change
	2025	2024	$	%

In thousands of CAD except for percentages

Western and Southern Europe	92,576	65,109	27,467	42.2%

As a percentage of segment revenue	13.6%	10.5%

U.S. Commercial and State Government	86,893	93,115	(6,222)	(6.7%)

As a percentage of segment revenue	13.8%	16.1%

U.S. Federal	88,798	94,038	(5,240)	(5.6%)

As a percentage of segment revenue	16.2%	18.0%

Canada	111,818	110,871	947	0.9%

As a percentage of segment revenue	22.0%	21.6%

Scandinavia, Northwest and Central-East Europe	64,196	43,103	21,093	48.9%

As a percentage of segment revenue	15.4%	11.5%

U.K. and Australia	85,158	62,321	22,837	36.6%

As a percentage of segment revenue	15.0%	14.8%

Germany	29,689	23,871	5,818	24.4%

As a percentage of segment revenue	12.6%	10.7%

Finland, Poland and Baltics	36,318	38,662	(2,344)	(6.1%)

As a percentage of segment revenue	17.1%	19.0%

Asia Pacific	71,943	69,159	2,784	4.0%

As a percentage of segment revenue	28.2%	28.0%

Adjusted EBIT	667,389	600,249	67,140	11.2%

Adjusted EBIT margin	16.6%	16.4%

Adjusted EBIT for the three months ended September 30, 2025 was $667.4 million, an increase of $67.1 million when compared to Q4 2024. Adjusted EBIT margin increased to 16.6% from 16.4% when compared to last year. The increase in adjusted EBIT margin was mainly due to the impact of tax credits and efficiencies resulting from the restructuring program. This was partially offset by lower volumes related to our IP enabled business process services within the U.S. Federal segment, an impairment taken on a business solution and the impact of the reevaluation of cost to complete on a project within the U.S. Commercial and State Government segment.

5.5.1. Western and Southern Europe

Adjusted EBIT in the Western and Southern Europe segment was $92.6 million in Q4 2025, an increase of $27.5 million when compared to Q4 2024. Adjusted EBIT margin increased to 13.6% from 10.5% in Q4 2024. The increase in adjusted EBIT margin was mainly due to prior years adjustments for R&D tax credits in France and efficiencies resulting from the restructuring program. This was partially offset by lower billable utilization, one less available day to bill and the dilutive impact of recent business acquisitions.

5.5.2. U.S. Commercial and State Government

Adjusted EBIT in the U.S. Commercial and State Government segment was $86.9 million in Q4 2025, a decrease of $6.2 million when compared to Q4 2024. Adjusted EBIT margin decreased to 13.8% from 16.1% in Q4 2024. The change in adjusted EBIT margin was due to an impairment taken on a business solution, the impact of the reevaluation of cost to complete on a project and the temporary dilutive impact of a recent business acquisition, partially offset by higher billable utilization.

44 — MANAGEMENT’S DISCUSSION AND ANALYSIS

5.5.3. U.S. Federal

Adjusted EBIT in the U.S. Federal segment was $88.8 million in Q4 2025, a decrease of $5.2 million when compared to Q4 2024. Adjusted EBIT margin decreased to 16.2% from 18.0% in Q4 2024. The change in adjusted EBIT margin was mainly due to lower volumes related to our IP enabled business process services, partially offset by a ramp up of a new project.

5.5.4. Canada

Adjusted EBIT in the Canada segment was $111.8 million in Q4 2025, an increase of $0.9 million when compared to Q4 2024. Adjusted EBIT margin increased to 22.0% from 21.6% in Q4 2024. The increase in adjusted EBIT margin was mainly due to profitable organic growth within IP-based revenues within the financial services vertical market, partially offset by lower tax credits.

5.5.5. Scandinavia, Northwest and Central-East Europe

Adjusted EBIT in the Scandinavia, Northwest and Central-East Europe segment was $64.2 million in Q4 2025, an increase of $21.1 million when compared to Q4 2024. Adjusted EBIT margin increased to 15.4% from 11.5% in Q4 2024. The increase in adjusted EBIT margin was mainly due to efficiencies resulting from the restructuring program and profitable organic growth within most vertical markets.

5.5.6. U.K. and Australia

Adjusted EBIT in the U.K. and Australia segment was $85.2 million in Q4 2025, an increase of $22.8 million when compared to Q4 2024. Adjusted EBIT margin increased to 15.0% from 14.8% in Q4 2024. The increase in adjusted EBIT margin was mainly due to project related equipment sales at lower margin in the prior year, partially offset by the temporary dilutive impact of a recent business acquisition.

5.5.7. Germany

Adjusted EBIT in the Germany segment was $29.7 million in Q4 2025, an increase of $5.8 million when compared to Q4 2024. Adjusted EBIT margin increased to 12.6% from 10.7% in Q4 2024. The increase in adjusted EBIT margin was mainly due efficiencies resulting from the restructuring program.

5.5.8. Finland, Poland and Baltics

Adjusted EBIT in the Finland, Poland and Baltics segment was $36.3 million in Q4 2025, a decrease of $2.3 million when compared to Q4 2024. Adjusted EBIT margin decreased to 17.1% from 19.0% in Q4 2024. The change in adjusted EBIT margin was mainly due to additional R&D tax credits in the prior year and a ramp down of projects in the financial services vertical market. This was partially offset by profitable organic growth within the health vertical market, including IP-based revenue.

5.5.9. Asia Pacific

Adjusted EBIT in the Asia Pacific segment was $71.9 million in Q4 2025, an increase of $2.8 million when compared to Q4 2024. Adjusted EBIT margin remained strong at 28.2% compared to 28.0% in Q4 2024.

FISCAL 2025 RESULTS — 45

5.6. NET EARNINGS AND EARNINGS PER SHARE

The following table sets out the information supporting the earnings per share calculations:

For the three months ended September 30,			Change
	2025	2024	$	%

In thousands of CAD except for percentage and shares data

Adjusted EBIT	667,389	600,249	67,140	11.2%

Minus the following items:

Restructuring, acquisition and related integration costs	121,560	3,443	118,117	3,430.6%

Net finance costs	29,588	4,394	25,194	573.4%

Earnings before income taxes	516,241	592,412	(76,171)	(12.9%)

Income tax expense	134,885	156,489	(21,604)	(13.8%)

Effective tax rate	26.1%	26.4%

Net earnings	381,356	435,923	(54,567)	(12.5%)

Net earnings margin	9.5%	11.9%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B shares (multiple voting) (basic)	219,550,663	225,247,324	(5,696,661)	(2.5%)

Class A subordinate voting shares and Class B shares (multiple voting) (diluted)	221,916,475	228,777,092	(6,860,617)	(3.0%)

Earnings per share (in dollars)

Basic	1.74	1.94	(0.20)	(10.3%)

Diluted	1.72	1.91	(0.19)	(9.9%)

For the three months ended September 30, 2025, income tax expense was $134.9 million compared to $156.5 million over the same period last year and our effective tax rate decreased to 26.1% from 26.4%. When excluding the tax effects from restructuring, acquisition and related integration costs, the effective tax rate decreased to 26.0% from 26.3%, which is mainly explained by a change in profitability mix in certain geographies.

For Q4 2025, CGI’s basic and diluted weighted average number of shares outstanding decreased compared to Q4 2024 due to the impact of the purchase for cancellation of Class A shares and related tax, partially offset by the exercise of stock options.

46 — MANAGEMENT’S DISCUSSION AND ANALYSIS

5.6.1. Adjusted Net Earnings and Earnings per Share

The following table provides a reconciliation between our earnings before income taxes, which is reported in accordance with IFRS Accounting Standards, and adjusted net earnings:

For the three months ended September 30,			Change
	2025	2024	$	%
In thousands of CAD except for percentages and shares data

Earnings before income taxes	516,241	592,412	(76,171)	(12.9%)

Add back:

Restructuring, acquisition and related integration costs	121,560	3,443	118,117

Restructuring	98,796	—	98,796

Cost Optimization Program	—	—	—

Acquisition and related integration costs	22,764	3,443	19,321

Adjusted earnings before income taxes	637,801	595,855	41,946	7.0%

Income tax expense	134,885	156,489	(21,604)	(13.8%)

Effective tax rate	26.1%	26.4%

Add back:

Tax deduction on restructuring, acquisition and related integration costs	31,199	279	30,920

Impact on effective tax rate	(0.1%)	(0.1%)

Tax deduction on restructuring	27,175	—	27,175

Impact on effective tax rate	0.2%	—%

Tax deduction on Cost Optimization Program	—	—	—

Impact on effective tax rate	—%	—%

Tax deduction on acquisition and related integration costs	4,024	279	3,745

Impact on effective tax rate	(0.3%)	(0.1%)

Adjusted income tax expense	166,084	156,768	9,316	5.9%

Adjusted effective tax rate	26.0%	26.3%

Adjusted net earnings	471,717	439,087	32,630	7.4%

Adjusted net earnings margin	11.8%	12.0%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B shares (multiple voting) (basic)	219,550,663	225,247,324	(5,696,661)	(2.5%)

Class A subordinate voting shares and Class B shares (multiple voting) (diluted)	221,916,475	228,777,092	(6,860,617)	(3.0%)

Adjusted earnings per share (in dollars)

Basic	2.15	1.95	0.20	10.3%

Diluted	2.13	1.92	0.21	10.9%

FISCAL 2025 RESULTS — 47

5.7. CONSOLIDATED STATEMENTS OF CASH FLOWS

As at September 30, 2025, cash and cash equivalents were $864.2 million. Cash included in funds held for clients was $704.5 million. The following table provides a summary of the generation and use of cash and cash equivalents for the quarters ended September 30, 2025 and 2024.

For the three months ended September 30,	2025	2024	Change
In thousands of CAD

Cash provided by operating activities	663,015	629,061	33,954

Cash used in investing activities	(321,825)	(565,189)	243,364

Cash (used in) provided by financing activities	(615,710)	31,588	(647,298)

Effect of foreign exchange rate changes on cash, cash equivalents and cash included in funds held for clients	13,040	10,696	2,344

Net decrease (increase) in cash, cash equivalents and cash included in funds held for clients	(261,480)	106,156	(367,636)

5.7.1. Cash Provided by Operating Activities

For the three months ended September 30, 2025, cash provided by operating activities was $663.0 million or 16.5% of revenue compared to $629.1 million or 17.2% of revenue for the same period last year.

The following table provides a summary of the generation and use of cash from operating activities:

For the three months ended September 30,	2025	2024	Change
In thousands of CAD

Net earnings	381,356	435,923	(54,567)

Amortization, depreciation and impairment	152,499	123,050	29,449

Deferred income tax recovery	10,447	(57,023)	67,470

Other adjustments[1]	23,012	12,445	10,567

Cash flow from operating activities before net change in non-cash working capital items and others	567,314	514,395	52,919

Net change in non-cash working capital items and others:

Accounts receivable, work in progress and deferred revenue	72,717	108,625	(35,908)

Accounts payable and accrued liabilities, accrued compensation and employee-related liabilities and provisions	51,140	8,582	42,558

Income taxes	(44,532)	(27,761)	(16,771)

Others[2]	16,376	25,220	(8,844)

Net change in non-cash working capital items and others	95,701	114,666	(18,965)

Cash provided by operating activities	663,015	629,061	33,954

[1]	Comprised of net foreign exchange loss, share-based payment costs and gain on sale of property, plant and equipment and on lease terminations.

[2]

Comprised of prepaid expenses and other assets, long-term financial assets (excluding long-term receivables), derivative financial instruments, long-term liabilities and retirement benefits obligations.

For the three months ended September 30, 2025, the increase of $34.0 million from our cash provided by operating activities was mostly due to additional unpaid restructuring expenses and acquisition related costs and the timing of tax instalment payments, partially offset by the timing of supplier payments and client collections.

The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations.

48 — MANAGEMENT’S DISCUSSION AND ANALYSIS

5.7.2. Cash Used in Investing Activities

For the three months ended September 30, 2025, $321.8 million were used in investing activities while $565.2 million were used in investing activities over the same period last year.

The following table provides a summary of the use of cash from investing activities:

For the three months ended September 30,	2025	2024	Change
In thousands of CAD

Business acquisitions (net of cash acquired)	(237,532)	(330,158)	92,626

Settlement of acquisition-related liabilities	(12,139)	—	(12,139)

Loan receivable	—	1,988	(1,988)

Purchase of property, plant and equipment	(27,745)	(23,385)	(4,360)

Proceeds from sale of property, plant and equipment	—	5,732	(5,732)

Additions to contract costs	(19,154)	(25,194)	6,040

Additions to intangible assets	(33,603)	(33,057)	(546)

Net change in short-term and long-term investments	8,348	(161,115)	169,463

Cash used in investing activities	(321,825)	(565,189)	243,364

The change of $243.4 million in cash used in investing activities during the three months ended September 30, 2025 was mainly due to net impact of proceeds and purchases of our funds held for clients’ investments in the prior year and lower business acquisition related payments.

5.7.3. Cash (Used in) Provided by Financing Activities

For the three months ended September 30, 2025, $615.7 million were used in financing activities, while $31.6 million were provided by financing activities over the same period last year.

The following table provides a summary of the use of cash from financing activities:

For the three months ended September 30,	2025	2024	Change
In thousands of CAD

Increase of long-term debt	—	747,073	(747,073)

Repayment of long-term debt	—	(475,793)	475,793

Settlement of derivative financial instruments	—	20,856	(20,856)

Payment of lease liabilities	(51,350)	(28,413)	(22,937)

Repayment of debt assumed from business acquisitions	(45,781)	(162,146)	116,365

Purchase for cancellation of Class A subordinate voting shares and related tax	(490,765)	(49,366)	(441,399)

Issuance of Class A subordinate voting shares	8,203	18,037	(9,834)

Withholding taxes remitted on the net settlement of performance share units	(257)	(526)	269

Cash dividends paid	(33,282)	—	(33,282)

Net change in clients’ funds obligations	(2,478)	(38,134)	35,656

Cash (used in) provided by financing activities	(615,710)	31,588	(647,298)

The change of $647.3 million was mainly driven by the issuance of senior unsecured notes for an amount of $747.1 million in September 2024 and by an increase in cash used for the repurchase for cancellation of Class A shares and related tax under the NCIB program. This was partially offset by the scheduled repayments in full of senior unsecured notes in the amount of $475.8 million (US$350.0 million) in September 2024 and repayment of debt assumed from business acquisitions.

FISCAL 2025 RESULTS — 49

6.	Eight Quarter Summary

As at and for the three months ended	Sept. 30, 2025	Jun. 30, 2025	Mar. 31, 2025	Dec. 31, 2024	Sept. 30, 2024	Jun. 30, 2024	Mar. 31, 2024	Dec. 31, 2023

In millions of CAD unless otherwise noted

Growth

Revenue	4,013.8	4,090.2	4,023.4	3,785.2	3,660.4	3,672.0	3,740.8	3,603.0

Year-over-year revenue growth	9.7%	11.4%	7.6%	5.1%	4.4%	1.3%	0.7%	4.4%

Constant currency revenue growth	5.5%	7.0%	3.3%	2.7%	2.0%	0.2%	0.0%	1.5%

Backlog[1]	31,451	30,580	30,987	29,765	28,724	27,563	26,823	26,573

Bookings	4,786	4,146	4,485	4,156	3,823	4,280	3,754	4,187

Book-to-bill ratio	119.2%	101.4%	111.5%	109.8%	104.4%	116.6%	100.4%	116.2%

Book-to-bill ratio trailing twelve months	110.4%	106.7%	110.6%	107.8%	109.3%	111.7%	112.8%	113.6%

Profitability

Earnings before income taxes	516.2	551.6	582.6	591.7	592.4	594.0	577.4	527.1

Earnings before income taxes margin	12.9%	13.5%	14.5%	15.6%	16.2%	16.2%	15.4%	14.6%

Adjusted EBIT[2]	667.4	666.1	665.7	611.7	600.2	602.8	628.5	584.2

Adjusted EBIT margin	16.6%	16.3%	16.5%	16.2%	16.4%	16.4%	16.8%	16.2%

Net earnings	381.4	408.6	429.7	438.6	435.9	440.1	426.9	389.8

Net earnings margin	9.5%	10.0%	10.7%	11.6%	11.9%	12.0%	11.4%	10.8%

Diluted EPS (in dollars)	1.72	1.82	1.89	1.92	1.91	1.91	1.83	1.67

Adjusted net earnings[2]	471.7	470.1	480.7	449.0	439.1	440.2	459.4	427.2

Adjusted net earnings margin	11.8%	11.5%	11.9%	11.9%	12.0%	12.0%	12.3%	11.9%

Adjusted diluted EPS (in dollars)[2]	2.13	2.10	2.12	1.97	1.92	1.91	1.97	1.83

Liquidity

Cash provided by operating activities	663.0	486.6	438.2	646.4	629.1	496.7	502.0	577.2

As a percentage of revenue	16.5%	11.9%	10.9%	17.1%	17.2%	13.5%	13.4%	16.0%

Days sales outstanding	45	43	40	38	41	42	40	41

Capital structure

Long-term debt and lease liabilities[3]	4,331.3	4,244.1	4,367.9	3,400.2	3,308.4	3,045.6	3,028.9	3,001.1

Net debt[2]	3,451.4	3,115.8	3,237.4	1,569.8	1,819.8	1,854.0	1,730.5	1,843.7

Net debt to capitalization ratio	25.1%	23.4%	24.1%	13.7%	16.2%	17.2%	16.4%	17.6%

Return on invested capital	13.6%	14.6%	15.4%	16.2%	16.0%	16.1%	15.9%	15.9%

Balance sheet

Cash and cash equivalents, and short-term investments	867.9	1,134.8	1,101.3	1,803.0	1,464.4	1,158.7	1,273.0	1,141.0

Total assets	19,521.8	19,191.2	18,723.4	17,924.0	16,685.5	15,793.9	15,737.4	15,513.5

Long-term financial liabilities[4]	3,486.1	4,226.7	4,245.8	3,252.1	3,176.9	2,389.5	2,363.1	2,319.4

[1]

Approximately $12.0 billion of our backlog as at September 30, 2025 is expected to be converted into revenue within the next twelve months, $10.5 billion within one to three years, $4.6 billion within three to five years and $4.4 billion in more than five years.

[2]

See Adjusted EBIT by Segment, Adjusted Net Earnings and Adjusted Earnings per Share and Selected Measures of Capital Resources and Liquidity sections of each quarter’s respective MD&A for the reconciliation of non-GAAP financial measures.

[3]	Long-term debt and lease liabilities include both the current and long-term portions of the long-term debt and lease liabilities.

[4]	Long-term financial liabilities include the long-term portion of the debt, long-term portion of lease liabilities and the long-term derivative financial instruments.

50 — MANAGEMENT’S DISCUSSION AND ANALYSIS

There are factors causing quarterly variances which may not be reflective of the Company’s future performance. There is seasonality in system integration and consulting work, and the quarterly performance of these operations is impacted by occurrences such as vacations, calendar days and the number of statutory holidays in any given quarter. Managed IT and business process services contracts are affected to a lesser extent by seasonality. Also, the workflow from some clients may fluctuate from quarter to quarter based on their business cycle and the seasonality of their own operations. Further, the savings that we generate for a client on a given managed IT and business process services contract may temporarily reduce our revenue stream from this client, as these savings may not be immediately offset by additional work performed for this client.

Cash flow from operating activities could vary significantly from quarter to quarter depending on the timing of payments received from clients, cash requirements associated with large acquisitions, managed IT and business process services contracts and projects, the timing of the reimbursements for various tax credits, performance based compensation to employees as well as the timing of severance payments related to the integration of our acquisitions, restructuring and our Cost Optimization Program.

Foreign exchange fluctuations can also contribute to quarterly variances as our percentage of operations in foreign countries evolves. The effect from these variances is primarily on our revenue and to a much lesser extent, on our margin as we benefit, as much as possible, from natural hedges.

FISCAL 2025 RESULTS — 51

7.	Changes in Accounting Policies

The audited consolidated financial statements for the years ended September 30, 2025 and 2024 include all adjustments that CGI’s management considers necessary for the fair presentation of its financial position, results of operations, and cash flows.

ADOPTION OF ACCOUNTING STANDARD AMENDMENTS

The following standard amendments have been adopted by the Company on October 1, 2024:

Classification of Liabilities as Current or Non-current and Information about long-term debt with covenants – Amendments to IAS 1

In January 2020, the IASB amended IAS 1 Presentation of Financial Statements, clarifying that the classification of liabilities as current or non-current is based on existing rights at the end of the reporting period, independent of whether the Company will exercise its right to defer settlement of a liability. Subsequently, in October 2022, the IASB introduced additional amendments to IAS 1, emphasizing that covenants for long-term debt, regardless whether the covenants were compliant after the reporting date, should not affect debt classification; instead, companies are required to disclose information about these covenants in the notes accompanying their financial statements.

Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7

In May 2023, the IASB amended IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to introduce new disclosure requirements to enhance the transparency on supplier finance arrangements and their impact on the Company’s liabilities, cash flows and liquidity exposure. The new disclosure requirements include information such as terms and conditions, the carrying amount of liabilities, the range of payment due dates, non-cash changes and liquidity risk information around supplier finance arrangements.

The implementation of these standard amendments resulted in no impact on the Company’s audited consolidated financial statements.

ACCOUNTING STANDARD CLARIFICATIONS

International Financial Reporting Interpretations Committee (“IFRIC”) Agenda Decision on Segment Reporting

In 2024, the IFRS Interpretations Committee issued an agenda decision clarifying disclosure requirements for reportable segments under IFRS 8 Operating Segments. The decision emphasizes the need to disclose certain specified items if these are included in the measure of segment profit or loss reviewed by the Chief Operating Decision Maker (CODM) or are otherwise regularly provided to the CODM, even if not included in that measure of segment profit or loss. Following its evaluation of the IFRIC agenda decision, the Company has expanded its segment disclosures to reflect salaries, other employee costs and contracted labour costs. The comparative financial information has been updated accordingly.

FUTURE ACCOUNTING STANDARD CHANGES

The following standard amendments have been issued and will be effective as of October 1, 2026 for the Company, with earlier application permitted. The Company is in the process of evaluating the impact of these standard amendments may have on its consolidated financial statements.

Classification and measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments, which amend IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. The standard amendments clarify that a financial liability is derecognized on the settlement date, specifically when the related obligation is discharged or cancelled or expires or the liability otherwise qualified for derecognition. Furthermore, they clarify the treatment of non-recourse assets and contractually linked instruments and they introduce additional disclosures for financial assets and liabilities with contractual terms that reference a contingent event, and equity instruments classified at fair value through other comprehensive income.

52 — MANAGEMENT’S DISCUSSION AND ANALYSIS

The new requirements will be applied retrospectively. An entity is required to disclose information about financial assets that change their measurement category due to the standard amendments.

The following standard has been issued by the IASB and will be effective as of October 1, 2027 for the Company, with earlier application permitted. The Company is in the process of evaluating the impact of this standard on its consolidated financial statements.

IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements which is set to replace IAS 1 Presentation of Financial Statements. The new IFRS accounting standard is aimed to improve comparability and transparency of communication in financial statements. While a number of sections from IAS 1 have been brought forward to IFRS 18, the standard introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. It also requires disclosure of management-defined financial performance measures used in public communications outside financial statements and includes new requirements for aggregation and disaggregation of financial information based on the identified roles of the primary financial statements and the notes. Retrospective application is required in both annual and interim financial statements.

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8.	Critical Accounting Estimates

The Company’s significant accounting policies are described in note 3 of the audited consolidated financial statements for the years ended September 30, 2025 and 2024. Certain of these accounting policies, listed below, require management to make accounting estimates and judgements that affect the reported amounts of assets, liabilities and equity and the accompanying disclosures at the date of the audited consolidated financial statements as well as the reported amounts of revenue and expenses during the reporting period. These accounting estimates are considered critical because they require management to make subjective and/or complex judgements that are inherently uncertain and because they could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

Areas impacted by estimates	Consolidated balance sheets	Consolidated statements of earnings

		Revenue	Cost of services, selling and administrative	Amortization and depreciation	Net finance costs	Income taxes

Revenue recognition[1]	✓	✓	✓

Goodwill impairment	✓			✓

Right-of-use assets and lease liabilities	✓			✓	✓

Business combinations	✓	✓	✓	✓		✓

Income taxes	✓					✓

Litigation and claims	✓	✓	✓

[1]	Affects the balance sheet through trade accounts receivable, work in progress, provision on revenue-generating contracts and deferred revenue.

Revenue recognition

Relative stand-alone selling price

If an arrangement involves the provision of multiple performance obligations, the total arrangement value is allocated to each performance obligation based on its relative stand-alone selling price. At least on a yearly basis, the Company reviews its best estimate of the stand-alone selling price which is established by using a reasonable range of prices for the various services and solutions offered by the Company based on local market information available. Information used in determining the range is mainly based on recent contracts signed and the economic environment. A change in the range could have a material impact on the allocation of total arrangement value, and therefore on the amount and timing of revenue recognition.

Business and strategic IT consulting and systems integration services under fixed fee arrangements

Revenue from business and strategic IT consulting and systems integration services under fixed-fee arrangements is recognized using the percentage-of-completion method over time, as the Company has no alternative use for the asset created and has an enforceable right to payment for performance completed to date. The Company primarily uses labour costs to measure the progress towards completion. Project managers monitor and re-evaluate project forecasts on a monthly basis. Forecasts are reviewed to consider factors such as: delays in reaching milestones and complexities in the project delivery. Forecasts can also be affected by market risks such as the availability and retention of qualified IT professionals and/or the ability of the subcontractors to perform their obligations within agreed budget and time frames. To the extent that actual labour costs could vary from estimates, adjustments to revenue following the review of the costs to complete on projects are reflected in the period in which the facts that give rise to the revision occur. Whenever the total costs are forecasted to be higher than the total revenue, a provision on revenue-generating contract is recorded.

54 — MANAGEMENT’S DISCUSSION AND ANALYSIS

Goodwill impairment

The carrying value of goodwill is tested for impairment annually or if events or changes in circumstances indicate that the carrying value may be impaired. In order to determine if a goodwill impairment test is required, management reviews different factors on a quarterly basis, such as changes in technological or market environment, changes in assumptions used to derive the weighted average cost of capital and actual financial performance compared to planned performance.

The recoverable amount of each operating segment has been determined based on its value in use calculation, which includes estimates about their future financial performance based on cash flows approved by management. However, factors such as our ability to continue developing and expanding services offered to address emerging business demands and technology trends, a lengthened sales cycle and our ability to hire and retain qualified IT professionals affect future cash flows, and actual results might differ from future cash flows used in the goodwill impairment test. Key assumptions used in goodwill impairment testing are presented in note 12 of the audited consolidated financial statements for the years ended September 30, 2025 and 2024. Historically, the Company has not recorded an impairment charge on goodwill.

Right-of-use assets

Estimates of the lease term

The Company estimates the lease term in order to calculate the value of the lease liability at the initial date of the lease. Management uses judgement to determine the appropriate lease term based on the conditions of each lease. Lease extension or termination options are only considered in the lease term if it is reasonably certain of being exercised. Factors evaluated include value of leasehold improvements required and any potential incentive to take the option.

Discount rate for leases

The discount rate is used to determine the initial carrying amount of the lease liabilities and the right-of-use assets. The Company estimates the incremental borrowing rate for each lease or portfolio of leased assets, as most of the implicit interest rates in the leases are not readily determinable. To calculate the incremental borrowing rate, the Company considers its credit worthiness, the term of the arrangement, any collateral received and the economic environment at the lease date. Lease liabilities are remeasured (along with the corresponding adjustment to the right-of-use asset), whenever the following situations occur:

–

a modification in the lease term or a change in the assessment of an option to extend, purchase or terminate the lease, for which the lease liability is remeasured by discounting the revised lease payments using a revised discount rate; and

–

a modification in the residual guarantees or in future lease payments due to a change of an index or rate tied to the payments, for which the lease liability is remeasured by discounting the revised lease payments using the initial discount rate determined when setting up the liability.

In addition, upon partial or full termination of a lease, the difference between the carrying amounts of the lease liability and the right-of-use asset is recorded in the consolidated statements of earnings.

Business combinations

Management makes assumptions when determining the acquisition-date fair value of the identifiable tangible and intangible assets acquired and liabilities assumed which involve estimates, such as the forecasting of future cash flows, discount rates and the useful lives of the assets acquired.

Additionally, management’s judgement is required in determining whether an intangible asset is identifiable and should be recorded separately from goodwill.

Changes in the above assumptions, estimates and judgements could affect our acquisition-date fair values and therefore could have material impacts on our audited consolidated financial statements. These changes are recorded as part of the purchase price allocation and therefore result in corresponding goodwill adjustments if they occurred during the measurement period, which does not exceed one year. All other subsequent changes are recorded in our consolidated statement of earnings.

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Income taxes

Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available for their utilization. The Company considers the analysis of forecast and future tax planning strategies. Estimates of taxable profit are reviewed each reporting period and updated, based on the forecast by jurisdiction on an undiscounted basis. Due to the uncertainty and the variability of the factors mentioned above, deferred tax assets are subject to change. Management reviews its assumptions on a quarterly basis and adjusts the deferred tax assets when appropriate.

The Company is subject to income tax laws in numerous jurisdictions. Judgement is required in determining the worldwide provision for income taxes as the determination of tax liabilities and assets involves uncertainties in the interpretation of complex tax regulations and requires estimates and assumptions considering the existing facts and circumstances. The Company provides for potential tax liabilities based on the most likely amount of the possible outcomes. Estimates are reviewed each reporting period and updated, based on new information available, and could result in changes to the income tax liabilities and deferred tax liabilities in the period in which such determinations are made.

Litigation and claims

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The accrued litigation and legal claim provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavourable outcome. Management reviews assumptions and facts surrounding outstanding litigation and claims on a quarterly basis, involves external counsel when necessary and adjusts such provisions accordingly. The Company has to be compliant with applicable law in many jurisdictions which increases the complexity of determining the adequate provision following a litigation review. Since the outcome of such litigation and claims is not predictable with assurance, those provisions are subject to change. Adjustments to litigation and claims provisions are reflected in the period when the facts that give rise to an adjustment occur.

56 — MANAGEMENT’S DISCUSSION AND ANALYSIS

9.	Integrity of Disclosure

The Board of Directors has the responsibility under its charter and under the securities laws that govern CGI’s continuous disclosure obligations to oversee CGI’s compliance with its continuous and timely disclosure obligations, as well as the integrity of the Company’s internal controls and management information systems. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee.

CGI’s Audit and Risk Management Committee is composed entirely of independent directors who meet the independence and experience requirements of National Instrument 52-110 adopted by the Canadian Securities Administrators as well as those of the New York Stock Exchange (NYSE) and the U.S. Securities and Exchange Commission (SEC). The role and responsibilities of the Audit and Risk Management Committee include: (i) reviewing public disclosure documents containing financial information concerning CGI; (ii) identifying and examining material financial and operating risks to which the Company is exposed, reviewing the various policies and practices of the Company that are intended to manage those risks, and reporting on a regular basis to the Board of Directors concerning risk management; (iii) reviewing and assessing the effectiveness of CGI’s accounting policies and practices concerning financial reporting; (iv) reviewing and monitoring CGI’s internal control procedures, programs and policies and assessing their adequacy and effectiveness; (v) reviewing the adequacy of CGI’s internal audit resources including the mandate and objectives of the internal auditor; (vi) recommending to the Board of Directors the appointment of the external auditor, assessing the external auditor’s independence, reviewing the terms of their engagement, conducting an annual auditor’s performance assessment, and pursuing ongoing discussions with them; (vii) reviewing related party transactions in accordance with the rules of the NYSE and other applicable laws and regulations; (viii) reviewing the audit procedures including the proposed scope of the external auditor’s examinations; and (ix) performing such other functions as are usually attributed to audit committees or as directed by the Board of Directors. In making its recommendation to the Board of Directors in relation to the annual appointment of the external auditor, the Audit and Risk Management Committee conducts an annual assessment of the external auditor’s performance following the recommendations of the Chartered Professional Accountants of Canada. The formal assessment is concluded in advance of the Annual General Meeting of Shareholders and is conducted with the assistance of key CGI employees.

The Company has established and maintains disclosure controls and procedures designed to provide reasonable assurance that material information relating to the Company is made known to the Chief Executive Officer and the Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared, and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules. As at September 30, 2025, management evaluated, under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, the effectiveness of the Company’s disclosure controls and procedures as defined under National Instrument 52-109 adopted by the Canadian Securities Administrators and in Rule 13(a)-15(e) under the U.S. Securities Exchange Act of 1934, as amended. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at September 30, 2025.

The Company has also established and maintains internal control over financial reporting, as defined under National Instrument 52-109 and in Rule 13(a)-15(f) under the U.S. Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer, and effected by management and other key CGI employees, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Management evaluated, under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, the effectiveness of the Company’s internal controls over financial reporting as at September 30, 2025, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on that evaluation, management, under the supervision of and with the participation of the Chief Executive Officer as well as the Chief Financial Officer concluded that the Company’s internal controls over financial reporting was effective as at September 30, 2025.

FISCAL 2025 RESULTS — 57

The Company’s assessment and conclusion on the effectiveness of internal controls over financial reporting excludes the controls, policies and procedures of Apside-Advance SAS (Apside), the control of which was acquired on August 28, 2025. The scope limitation is in accordance with section 3.3(1)(b) of National Instrument 52-109, which allows an issuer to limit the design of disclosure controls and procedures and internal control over financial reporting to exclude controls, policies, and procedures of a business that the issuer acquired not more than 365 days before the end of the financial period in question. Apside’s aggregated results since the acquisition represented approximately 0.2% of the revenue for the year ended September 30, 2025, and constituted approximately 1.8% of total assets as at September 30, 2025.

58 — MANAGEMENT’S DISCUSSION AND ANALYSIS

10.	Risk Environment

10.1. RISKS AND UNCERTAINTIES

While we are confident about our long-term prospects, a number of risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth. The following risks and uncertainties should be considered when evaluating our potential as an investment.

10.1.1. External Risks

We may be adversely affected by volatile, negative or uncertain economic and political conditions and the effects of these conditions on our clients’ businesses and levels of activity.

Economic and political conditions in the markets in which we operate have a bearing upon the results of our operations, directly and through their effect on the level of business activity of our clients. We can neither predict the impact that current economic and political conditions will have on our future revenue, nor predict changes in economic conditions or future political uncertainty. The level of activity of our clients and potential clients may be affected by an economic downturn or political uncertainty. Clients may cancel, reduce or defer existing contracts and delay entering into new engagements and may decide to undertake fewer IT systems projects resulting in limited implementation of new technology and smaller engagements. Since there may be fewer engagements, competition may increase and pricing for services may decline as competitors may decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Economic downturns and political uncertainty make it more difficult to meet business objectives and may divert management’s attention and time from operating and growing our business. Our business, results of operations and financial condition could be negatively affected as a result of these factors.

We may be adversely affected by additional external risks, such as terrorism, armed conflict, labour or social unrest, inflation, tariffs and/or trade wars, rising energy and commodity costs, recession, criminal activity, hostilities, disease, illness or health emergencies, natural disasters and climate change and the effects of these conditions on our clients, our business and on market volatility.

Additional external risks that could adversely impact the markets in which we operate, our industry and our business include terrorism, armed conflict, labour or social unrest, inflation, tariffs and/or trade wars, recession, criminal activity, regional and international hostilities and international responses to these hostilities, and disease, illness or health emergencies that affect local, national or international economies. Additionally, the potential impacts of climate change are unpredictable and natural disasters, sea-level rise, floods, droughts or other weather-related events present additional external risks, as they could disrupt our internal operations or the operations of our clients, impact our employee’s health and safety and increase insurance and other operating costs. Climate change risks can arise from physical risks (risks related to the physical effects of climate change), transition risks (risks related to regulatory, legal, technological and market changes), as well as reputational risks related to our management of climate-related issues and our level of disclosure related to such matters (see Our inability to meet regulatory requirements and/or stakeholders expectations of disclosure, management and implementation of ESG initiatives and standards, could have a material adverse effect on our business). Climate change risk, and/or any of these additional external risks, may affect us or affect the financial viability of our clients leading to a reduction of demand and loss of business from such clients. Each of these risks could negatively impact our business, results of operation and financial condition.

As a result of external risks, inflation, tariffs and/or trade wars, and rising energy and commodity costs, global equity and capital markets may experience significant volatility and weakness. Tariffs and/or trade wars, if widespread and prolonged, can lead to volatility in capital markets and slower economic growth. The duration and impact of these events are unknown at this time, nor is the impact on our operations and the market for our securities.

Prolonged periods of inflation could increase our costs and impact our profitability, which could have a material adverse effect on our business and financial condition.

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High levels of inflation may subject us to significant cost pressures and lead to market volatility. As a result, governments may adopt initiatives to combat inflation (for example, raising benchmark interest rates), thus increasing our cost of borrowing and decreasing the liquidity of capital markets. Our clients may have difficulty budgeting for external IT services or delay their payment for services provided. High inflation can lead to increased costs of labour and our employee compensation expenses. The heightened economic uncertainty driven by tariffs, the threat of tariffs, and changing government policies, could reignite inflationary pressures, impact central bank policy, and raise recessionary risks. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases, and there is no assurance that our revenues will increase at the same rate to maintain the same level of profitability. Our inability or failure to do so could harm our business and financial condition.

The imposition of tariffs and retaliatory measures between governments may cause multifaceted effects on the economies in which we operate, including, but not limited to, supply chain disruptions, economic downturn, inflationary pressures, and uncertainty in capital markets. Failure to mitigate the negative effects of tariffs and/or trade wars on our business could adversely affect our business, results of operations and financial condition.

Pandemics may cause disruptions in our operations and the operations of our clients (which may lead to increased risk and frequency of cybersecurity incidents), market volatility and economic disruption, which could adversely affect us.

A pandemic can create significant volatility and uncertainty and economic disruption and can pose the risk that our employees, clients, contractors and business partners may be prevented from, or restricted in, conducting business activities for an indefinite period, including due to the transmission of the disease or to emergency measures or restrictions that may be requested or mandated by governmental authorities. A pandemic may also result in governments worldwide enacting emergency preventive measures, such as the implementation of border closures, travel bans or restrictions, lock-downs, quarantine periods, vaccine mandates or passports, social distancing, testing requirements, stay-at-home and work-from-home policies and the temporary closure of non-essential businesses. These emergency measures and restrictions, and future measures and restrictions taken in response to a pandemic may cause material disruptions to businesses globally and have an adverse impact on global economic conditions and consumer confidence and spending, which could materially adversely affect our business.

Additionally, the onset of a pandemic may affect the financial viability of our clients, and could cause them to exit certain business lines, or change the terms on which they are willing to purchase services and solutions. Clients may also slow down decision-making, delay planned work, seek to terminate existing agreements, not renew existing agreements or be unable to pay us in accordance with the terms of existing agreements.

As a result of increased remote working arrangements due to a pandemic, the exposure to, and reliance on, networked systems and the internet can increase. This can lead to increased risk and frequency of cybersecurity incidents. Cybersecurity incidents can result from unintentional events or deliberate attacks by insiders or third parties, including cybercriminals, competitors, nation-states, and hacktivists. Any of these events could cause or contribute to risk and uncertainty and could adversely affect our business, results of operations and financial condition.

As a result of a pandemic, global equity and capital markets can experience significant volatility and weakness, leading governments and central banks to react with significant monetary and fiscal interventions designed to stabilize economic conditions.

It is not possible to reliably estimate the length and severity of a pandemic or any impact on our financial results, share price and financial condition in future periods. There can be no assurance that our actions taken in response to a pandemic will succeed in preventing or mitigating any negative impacts on our Company, employees, clients, contractors and business partners.

As a foreign private issuer who files using the multijurisdictional disclosure system (MJDS), we are subject to different U.S. securities laws and rules, which could limit our level of disclosure to investors.

We are a “foreign private issuer” for purposes of U.S. securities laws who files disclosure documents using the multijurisdictional disclosure system (MJDS) and, as a result, are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. In particular, we are exempt from the rules and regulations under the U.S. securities laws

60 — MANAGEMENT’S DISCUSSION AND ANALYSIS

related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Securities Exchange Act of 1934 (the “Exchange Act”). We also are exempt from the provisions of Regulation FD under the Exchange Act, which in certain circumstances prohibits the selective disclosure of material non-public information, although we generally attempt to comply with Regulation FD. These exemptions and leniencies may reduce the frequency and scope of information that we disclose relative to the information generally provided by U.S. domestic companies.

It may be difficult to enforce civil liabilities under U.S. securities laws.

The Company is governed by the Business Corporations Act (Quebec) and with its principal place of business in Canada. The enforcement by investors of civil liabilities under U.S. securities laws may be affected adversely by the fact that we are organized under the laws of Canada, that some or all of our officers and directors may be residents of a foreign country, and that a substantial portion of our assets and those of said persons may be located outside the United States.

10.1.2. Risks Related to our Industry

The markets in which we operate are highly competitive.

CGI operates in a global marketplace in which competition among providers of IT services is vigorous. Some of our competitors possess greater financial, marketing and sales resources, and larger geographic scope in certain parts of the world than we do, which, in turn, provides them with additional leverage in the competition for contracts. In certain niche, regional or metropolitan markets, we face smaller competitors with specialized capabilities who may be able to provide competing services with greater economic efficiency. Some of our competitors have more significant operations than we do in lower cost countries that can serve as a platform from which to provide services worldwide on terms that may be more favourable. Increased competition among IT services firms often results in corresponding pressure on prices. There can be no assurance that we will succeed in providing competitively priced services at levels of service and quality that will enable us to maintain and grow our market share.

We derive significant revenue from contracts awarded through competitive bidding processes, which limit the Company’s ability to negotiate certain contractual terms and conditions. Risks related to competitive bidding processes also involve substantial cost and managerial time and effort spent by the Company to prepare bids and proposals for contracts that may or may not be awarded to the Company, as well as expenses and delays that may arise if the Company’s competitors protest or challenge awards made to the Company pursuant to competitive bidding processes.

Even when a contract is awarded to the Company following a competitive bidding process, we may fail to accurately estimate the resources and costs required to fulfill the contract.

We may not be able to continue developing and expanding service offerings to address emerging business demands and technology trends.

The rapid pace of change in all aspects of IT and the continually declining costs of acquiring and maintaining IT infrastructure mean that we must anticipate changes in our clients’ needs. To do so, we must adapt our services and our solutions so that we maintain and improve our competitive advantage and remain able to provide cost effective services and solutions. Offerings relating to digital, cloud and security services are examples of areas that are continually evolving, as well as changes and developments in artificial intelligence (including agentic AI, generative AI, as well as automation and machine learning) (AI). The markets in which we operate are extremely competitive and there can be no assurance that we will succeed in developing and adapting our business in a timely manner nor that we will be able to penetrate new markets successfully. If we do not keep pace with meeting the evolving needs of clients, including in the emerging field of AI, our ability to retain existing clients and gain new business may be adversely affected. As we expand our offerings of services and solutions, and as we expand such offerings into new markets, we may be exposed to operational, legal, regulatory, ethical, technological and other risks specific to such expanded services and solutions and such new markets. These factors may result in pressure on our revenue, net earnings and resulting cash flow from operations.

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We may infringe on the intellectual property rights of others.

Despite our efforts, the steps we take to ensure that our services and offerings do not infringe on the intellectual property rights of third parties may not be adequate to prevent infringement and, as a result, claims may be asserted against us or our clients. We enter into licensing agreements for the right to use intellectual property and may otherwise offer indemnities against liability and damages arising from third-party claims of patent, copyright, trademark or trade secret infringement in respect of our own intellectual property or software or other solutions developed for our clients. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client (see Indemnity provisions and guarantees in various agreements to which we are party may require us to compensate our counterparties). Intellectual property claims or litigation could be time-consuming and costly, harm our reputation, require us to enter into additional royalty or licensing arrangements, or prevent us from providing some solutions or services. Any limitation on our ability to sell or use solutions or services that incorporate software or technologies that are the subject of a claim could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

We may be unable to protect our intellectual property rights.

Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. Although CGI takes reasonable steps (e.g. available copyright protection and, in some cases, patent protection) to protect and enforce its intellectual property rights, there is no assurance that such measures will be enforceable or adequate. The cost of enforcing our rights, or our inability to protect against infringement or unauthorized copying or use, can be substantial and, in certain cases, may prove to be uneconomic. In addition, the laws of some countries in which we conduct business may offer only limited intellectual property rights protection. Despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

We face risks associated with benchmarking provisions within certain contracts.

Some of our managed IT and business process services contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in a peer comparison group. The uniqueness of the client environment should be factored in and, if results indicate a difference outside the agreed upon tolerance, we may be required to work with clients to reset the pricing for their services. There can be no assurance that benchmarks will produce accurate or reliable data, including pricing data. This may result in pressure on our revenue, net earnings and resulting cash flow from operations.

10.1.3. Risks Related to our Business

We may not be able to successfully implement and manage our growth strategy.

CGI’s Build and Buy profitable growth strategy is founded on four pillars of growth: first, profitable organic growth through contract wins, renewals and extensions with new and existing clients in our targeted industries; second, the pursuit of new large long-term managed IT and business process services contracts; third, metro market acquisitions; and fourth, large transformational acquisitions.

Our ability to achieve organic growth is affected by a number of factors outside of our control, including a lengthening of our sales cycle for major managed IT and business process services contracts.

Our ability to grow through metro market and transformational acquisitions requires that we identify suitable acquisition targets that we correctly evaluate their potential as transactions that will meet our financial and operational objectives, and that we successfully integrate them into our business. There can, however, be no assurance that we will be able to identify suitable acquisition targets and consummate additional acquisitions that meet our economic thresholds, or that future acquisitions will be successfully integrated into our operations and yield the tangible accretive value that had been expected. If we are unable to implement our Build and Buy profitable growth strategy, we will likely be unable to maintain our historic or expected growth rates.

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Our use of AI and machine learning may present additional risks, including risks associated with the use of AI algorithms and tools, the data sets used to train AI-powered models, the content produced by AI and the complex, developing regulatory environment.

We are making investments in expanding the AI capabilities available in our services and solutions, including the ongoing deployment and improvement of existing machine learning and AI technologies. AI tools and algorithms may rely on third-party AI with unclear intellectual property rights or interests. Intellectual property ownership and license rights, including copyright, of generative and other AI output, have not been fully interpreted by courts or lawmakers, and we cannot predict how future interpretations may impact our business. Certain jurisdictions have enacted, or are considering the enactment, of comprehensive legal compliance frameworks specifically related to AI. Any failure or perceived failure by us, our service providers or our clients to comply with such requirements, if applicable, could have an adverse impact on our business. Additionally, agentic AI, generative AI, or other AI decisions or output that are based (partially or solely) on automated processing or profiling, inappropriate or controversial data practices, or insufficient disclosures regarding agentic AI, generative AI, or other AI-generated content, may: undermine the decisions, predictions, analysis or solutions AI tools produce; lead to unintentional bias or discrimination; or impair the acceptance of AI solutions, subjecting us to legal liability, regulatory investigations, or competitive, reputational or other harm, which may negatively impact the value of our business, our intellectual property and our brand. The rapid evolution of AI and machine learning may require us to allocate additional resources to help implement AI and machine learning in a responsible and ethical way, in order to minimize unintended or harmful impacts, and may also require us to make investments in the development of proprietary datasets, machine learning models or other systems, which could be costly and negatively impact our profitability.

We may experience fluctuations in our financial results, making it difficult to predict future results.

Our ability to maintain and increase our revenue is affected not only by our success in implementing our Build and Buy profitable growth strategy, but also by a number of other factors, which could cause the Company’s financial results to fluctuate. These factors include: (i) our ability to introduce and deliver new services and business solutions; (ii) our potential exposure to a lengthened sales cycle; (iii) the cyclicality of the purchases of our technology services and solutions; (iv) the nature of our client’s business (for example, if a client encounters financial difficulty (including as a result of external risks such as climate change or a pandemic), it may be forced to cancel, reduce or defer existing contracts with us); and (v) the structure of our agreements with clients (for example, some of CGI’s agreements with clients contain clauses allowing the clients to benchmark the pricing of services provided by CGI against the prices offered by other providers). These, and other factors, make it difficult to predict financial results for any given period.

Our revenues may be exposed to fluctuations based on our business mix.

The proportion of revenue that we generate from shorter-term system integration and consulting projects (SI&C), versus revenue from long-term managed IT and business process services contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations, as the revenue from SI&C projects does not provide long-term consistency in revenue.

Our current operations are international in scope, subjecting us to a variety of financial, regulatory, cultural, political and social challenges.

We manage operations in numerous countries around the world including offshore delivery centers. The scope of our operations (including our offshore delivery centers) subjects us to issues that can negatively impact our operations, including: (i) currency fluctuations (see We may be adversely affected by currency fluctuations); (ii) the burden of complying with a wide variety of national and local laws (see Changes in the laws and regulations within the jurisdictions in which we operate may have a material adverse effect on our global business operations and profitability); (iii) the differences in and uncertainties arising from local business culture and practices; (iv) and political, social and economic instability. Any or all of these risks could impact our global business operations and cause our revenue and/or profitability to decline.

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We may be unable to integrate new operations, which could impact our ability to achieve our growth and profitability objectives.

The realization of anticipated benefits from mergers, acquisitions and related activities depends, in part, upon our ability to integrate the acquired business, the realization of synergies, efficient consolidation of the operations of the acquired businesses into our existing operations, cost management to avoid duplication, information systems integration, staff reorganization, establishment of controls, procedures and policies, performance of the management team and other employees of the acquired operations as well as cultural alignment.

The successful integration of new operations arising from our acquisition strategy or from large managed IT and business process services contracts requires that a substantial amount of management time and attention be focused on integration tasks. Management time that is devoted to integration activities may detract from management’s normal operations focus with resulting pressure on the revenues and earnings from our existing operations. In addition, we may face complex and potentially time-consuming challenges in implementing uniform standards, controls, procedures and policies across new operations when harmonizing their activities with those of our existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities.

Following an acquisition closing date, we may remain reliant on a target’s employees, good faith, expertise, historical performance, technical resources and information systems, proprietary information and judgment in providing any transitional services. Accordingly, we may continue to be exposed to adverse developments in the business and affairs of parties with whom we contract.

If we are not successful in executing our integration strategies in a timely and cost-effective manner, we will have difficulty achieving our growth and profitability objectives.

If we are unable to manage the organizational challenges associated with our size, we may not be able to achieve our growth and profitability objectives.

Our culture, standards, core values, internal controls and our policies need to be instilled across newly acquired businesses as well as maintained within our existing operations. To effectively communicate and manage these standards throughout a large global organization is both challenging and time consuming. Newly acquired businesses may be resistant to change and may remain attached to past methods, standards and practices which may compromise our business agility in pursuing opportunities. Cultural differences in various countries may also present barriers to introducing new ideas or aligning our vision and strategy with the rest of the organization. If we cannot overcome these obstacles in maintaining a strategic bond throughout the Company worldwide, we may not be able to achieve our growth and profitability objectives.

Material developments regarding our major commercial clients resulting from mergers or business acquisitions could impair our future prospects and growth strategy.

Consolidation among our clients resulting from mergers and acquisitions may result in loss or reduction of business when the successor business’ IT needs are served by another service provider or are provided by the successor company’s own employees. Growth in a client’s IT needs resulting from acquisitions or operations may mean that we no longer have a sufficient geographic scope or the critical mass to serve the client’s needs efficiently, resulting in the loss of the client’s business and impairing our future prospects. There can be no assurance that we will be able to achieve the objectives of our growth strategy in order to maintain and increase our geographic scope and critical mass in our targeted markets.

Legal proceedings could have a material adverse effect on our business, financial performance and reputation.

During the ordinary course of conducting our business, we may be threatened with, and/or become subject or a party to, a variety of litigation or other claims and suits that arise from time to time. These legal proceedings may involve current and former employees, clients, partners, subcontractors, suppliers, competitors, shareholders, government agencies or others through private actions, class actions, whistleblower claims, administrative proceedings, regulatory actions or other litigation. Regardless of the merits of the claims, the cost to defend current and future litigation may be significant, and such matters can be time-consuming and divert management’s attention and resources. The results of litigation, claims and other legal proceedings are inherently uncertain, and adverse judgments or settlements in some or all of these legal disputes may result

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in materially adverse monetary damages, fines, penalties or injunctive relief against us. While we maintain insurance for certain liabilities, there is no assurance that such insurance coverage will be sufficient in type or amount to cover the costs, damages, liabilities or losses that can result from these litigations or claims.

Changes in our tax levels, as well as reviews, audits, investigations and tax proceedings or changes in tax laws or in their interpretation or enforcement, could have a material adverse effect on our net income or cash flow.

In estimating our income tax payable, management uses accounting principles to determine income tax positions that are likely to be sustained by applicable tax authorities. However, there is no assurance that our tax benefits or tax liability will not materially differ from our estimates or expectations. The tax legislation, regulation and interpretation that apply to our operations are continually changing. In addition, future tax benefits and liabilities are dependent on factors that are inherently uncertain and subject to change, including future earnings, future tax rates, and anticipated business mix in the various jurisdictions in which we operate. Moreover, our tax returns are continually subject to review by applicable tax authorities and we are subject to ongoing audits, investigations and tax proceedings in various jurisdictions. These tax authorities determine the actual amounts of taxes payable or receivable, of any future tax benefits or liabilities and of income tax expense that we may ultimately recognize. Tax authorities have disagreed and may in the future disagree with our income tax positions and are taking increasingly aggressive positions in respect of income tax positions, including with respect to intercompany transactions.

Our effective tax rate in the future could be adversely affected by challenges to intercompany transactions, changes in the value of deferred tax assets and liabilities, changes in tax law or in their interpretation or enforcement, changes in the mix of earnings in countries with differing statutory tax rates, the expiration of tax benefits and changes in accounting principles, including the introduction of the Pillar Two model rules designed to ensure large multinational corporations pay a minimum level of tax on income arising in each jurisdiction they operate. Tax rates in the jurisdictions in which we operate may change as a result of shifting economic conditions and tax policies.

A number of countries in which the Company does business have implemented, or are considering implementing, changes in relevant tax, accounting and other laws, regulations and interpretations and the overall tax environment has made it increasingly challenging for multinational corporations to operate with certainty about taxation in many jurisdictions.

Any of the above factors could have a material adverse effect on our net income or cash flow by affecting our operations and profitability, our effective tax rate, the availability of tax credits, the cost of the services we provide, and the availability of deductions for operating losses.

Reductions, eliminations or amendments to government sponsored programs from which we currently benefit may have a material adverse effect on our net earnings or cash flow.

We benefit from government sponsored programs designed to support research and development, labour and economic growth in jurisdictions where we operate. Government programs reflect government policies and depend on various political and economic factors. There can be no assurance that such government programs will continue to be available to the Company in the future, or will not be reduced, amended or eliminated. Any future government program reductions or eliminations or other amendments to the tax credit programs could increase operating or capital expenditures incurred by the Company and have a material adverse effect on its net earnings or cash flow.

We are exposed to credit risks with respect to accounts receivable and work in progress.

In order to sustain our cash flow from operations, we must invoice and collect the amounts owed to us in an efficient and timely manner. Although we maintain provisions to account for anticipated shortfalls in amounts collected from clients, the provisions we take are based on management estimates and on our assessment of our clients’ creditworthiness which may prove to be inadequate in the light of actual results. To the extent that we fail to perform our services in accordance with our contracts and our clients’ reasonable expectations, and to the extent that we fail to invoice clients and to collect the amounts owed to the Company for our services correctly in a timely manner, our collections could suffer, which could materially adversely affect our revenue, net earnings and cash flow. In addition, a prolonged economic downturn may cause clients to curtail or defer projects,

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impair their ability to pay for services already provided, and ultimately cause them to default on existing contracts, in each case, causing a shortfall in revenue and impairing our future prospects.

We face risks associated with early termination, modification, delay or suspension of our contractual agreements, and our bookings and backlog may not be indicative of future revenues.

The early termination, modification, delay, or suspension of our contractual agreements may have a material adverse effect on future revenues and profitability. If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate, modify, delay or suspend contracts before their agreed expiry date, which would result in a reduction of our revenues and/or earnings and cash flow and may impact the value of our bookings and backlog. In addition, a number of our managed IT and business process services contractual agreements have termination for convenience and change of control clauses according to which a change in the client’s intentions or a change in control of CGI could lead to a termination of these agreements. Early contract termination can also result from the exercise of a legal right or when circumstances that are beyond our control or beyond the control of our client prevent the contract from continuing. In cases of early termination, we may not be able to recover capitalized contract costs and we may not be able to eliminate ongoing costs incurred to support the contract.

We may not be able to successfully estimate the cost, timing and resources required to fulfill our contracts, which could have a material adverse effect on our net earnings.

In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term managed IT and business process services contracts, which can be based on a client’s bid specification, sometimes in advance of the final determination of the full scope and design of the contract. In addition, a significant portion of our project-oriented contracts are performed on a fixed-price basis. Billing for fixed-price engagements is carried out in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated efforts to be incurred over the duration of the respective contract. These estimates reflect our best judgement regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts in accordance with the CGI Client Partnership Management Framework (CPMF), a framework that contains high standards of contract management to be applied throughout the Company. If we fail to apply the CPMF correctly or if we are unsuccessful in accurately estimating the time or resources required to fulfill our obligations under a contract, or if unexpected factors, including those outside of our control (such as labour shortages, supply chain or manufacturing disruptions, inflation, tariffs and/or trade wars and other external risk factors), arise, there may be an impact on costs or the delivery schedule which could have a material adverse effect on our expected net earnings.

We rely on relationships with other providers in order to generate business and fulfill certain of our contracts; if we fail to maintain our relationships with these providers, our business, prospects, financial condition and operating results could be materially adversely affected.

We derive revenue from contracts where we enter into teaming agreements with other providers. In some teaming agreements we are the prime contractor whereas in others we act as a subcontractor. In both cases, we rely on our relationships with other providers to generate business and we expect to continue to do so in the foreseeable future. Where we act as prime contractor, if we fail to maintain our relationships with other providers, we may have difficulty attracting suitable participants in our teaming agreements. Similarly, where we act as subcontractor, if our relationships are impaired, other providers might reduce the work they award to us, award that work to our competitors, or choose to offer the services directly to the client in order to compete with our business. In either case, if we fail to maintain our relationship with these providers or if our relationship with these providers is otherwise impaired, our business, prospects, financial condition and operating results could be materially adversely affected.

Our profitability may be adversely affected if our partners are unable to deliver on their commitments.

Increasingly large and complex contracts may require that we rely on third party subcontractors including software and hardware vendors to help us fulfill our commitments. Under such circumstances, our success depends on the ability of the

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third parties to perform their obligations within agreed upon budgets and timeframes. If our partners fail to deliver, our ability to complete the contract may be adversely affected, which could have an unfavourable impact on our profitability.

Indemnity provisions and guarantees in various agreements to which we are party may require us to compensate our counterparties.

In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and managed IT and business process services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties. If we are required to compensate counterparties due to such arrangements and our insurance does not provide adequate coverage, our business, prospects, financial condition and results of operations could be materially adversely affected.

We may not be able to hire or retain enough qualified IT professionals to support our operations.

There is strong demand for qualified individuals in the IT industry. Hiring and retaining a sufficient number of individuals with the desired knowledge and skill set may be difficult. Therefore, it is important that we remain able to successfully attract and retain highly qualified professionals and establish an effective succession plan. If our comprehensive programs aimed at attracting and retaining qualified and dedicated professionals do not ensure that we have staff in sufficient numbers and with the appropriate training, expertise and suitable government security clearances required to serve the needs of our clients, we may have to rely on subcontractors or transfers of staff to fill resulting gaps. If our succession plan fails to identify those with potential or to develop these key individuals, we may be unable to replace key employees who retire or leave the Company and may be required to recruit and/or train new employees. This might result in lost revenue or increased costs, thereby putting pressure on our net earnings.

If we fail to retain our key employees and management, our business could be adversely affected.

The success of our business, in part, depends on the continued employment of certain key employees and senior management. This dependence is important to our business being that personal relationships are fundamental in obtaining and maintaining client engagements. While our Board of Directors annually reviews our succession plan, if we fail to establish an effective succession plan, or if key employees or senior management were unable or unwilling to continue employment, our business could be adversely affected until qualified replacements are retained.

We may be unable to maintain our human resources utilization rates.

In order to maintain our net earnings, it is important that we maintain the appropriate availability of professional resources in each of our geographies by having a high utilization rate while still being able to assign additional resources to new work. Maintaining an efficient utilization rate requires us to forecast our need for professional resources accurately and to manage recruitment activities, professional training programs, attrition rates and restructuring programs appropriately. To the extent that we fail to do so, or to the extent that laws and regulations restrict our ability to do so, our utilization rates may be reduced; thereby having an impact on our revenue and profitability. Conversely, we may find that we do not have sufficient resources to deploy against new business opportunities in which case our ability to grow our revenue would suffer.

If the business awarded to us by various U.S. federal government departments and agencies is limited, reduced or eliminated, our business, prospects, financial condition and operating results could be materially and adversely affected.

We derive a significant portion of our revenue from the services we provide to various U.S. federal government departments and agencies. We expect that this will continue for the foreseeable future. There can be, however, no assurance that each such U.S. federal government department and agency will continue to utilize our services to the same extent, or at all in the future. In the event that a major U.S. federal government department or agency were to limit, reduce, or eliminate the business it awards to us, we might be unable to recover the lost revenue with work from other U.S. federal government departments or agencies or other clients, and our business, prospects, financial condition and operating results could be materially and

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adversely affected. Although IFRS Accounting Standards consider a national government and its departments and agencies as a single client, our client base in the U.S. federal government sector is in fact diversified with contracts from many different federal departments and agencies. The U.S. federal government is currently focused on reducing spend through program modification and driving efficiencies. If some or all of CGI Federal Inc.’s portfolio of federal government contracts were cancelled or reduced, if new procurement were cancelled or delayed, or if reductions in contract scope or price were to occur, it could have a material adverse impact on our business, results of operations and financial condition.

Our work with government clients exposes us to additional risks inherent in the government contracting environment.

Changes in government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are: the curtailment of governments’ use of consulting and IT services firms; a significant decline in spending by governments in general, or by specific departments or agencies in particular; the adoption of new legislation and/or actions affecting companies that provide services to governments; delays in the payment of our invoices by government; government shutdowns or the threat of government shutdowns; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

Changes in the laws and regulations within the jurisdictions in which we operate may have a material adverse effect on our global business operations and profitability.

Our global operations require us to be compliant with laws and regulations in many jurisdictions on matters such as: anti-corruption, trade restrictions, immigration, taxation, securities, antitrust, data privacy, labour relations, and the environment, amongst others. Complying with these diverse requirements worldwide is a challenge and consumes significant resources. The laws and regulations frequently change and some may impose conflicting requirements which may expose us to penalties for non-compliance and harm our reputation. Furthermore, in some jurisdictions, we may face the absence of effective laws and regulations to protect our intellectual property rights and there may be restrictions on the movement of cash and other assets, on the import and export of certain technologies, and on the repatriation of earnings. Any or all of these risks could impact our global business operations and cause our profitability to decline.

Our business with the U.S. federal government departments and agencies also requires that we comply with complex laws and regulations relating to government contracts. We are routinely subject to audits by U.S. government departments and agencies with respect to compliance therewith. These laws and regulations relate to the integrity of the procurement process, impose disclosure requirements, and address national security concerns, among other matters. On January 21, 2025, an executive order was issued requiring U.S. federal contractors to certify that they do not operate any programs promoting diversity, equity and inclusion that violate any applicable federal anti-distrimination laws. If we fail to comply with these requirements we may be subject to litigation or investigations initiated by government authorities or private actors, or otherwise incur penalties and sanctions, including contract termination, suspension of payments, suspension or debarment from doing business with the federal government, and fines.

There can be no assurance that our ethics and compliance practices will be sufficient to prevent violations of legal and ethical standards.

Our employees, officers, directors, suppliers and other business partners are expected to comply with applicable legal and ethical standards including, without limitation, anti-bribery laws, as well as with our governance policies and contractual obligations. Failure to comply with such laws, policies and contractual obligations could expose us to litigation and significant fines and penalties, and result in reputational harm or being disqualified from bidding on contracts. While we have developed and implemented strong ethics and compliance practices, including through our Code of Ethics, which must be observed by all of our employees, our Third Party Code of Ethics as well as ethics and compliance trainings, there can be no assurance that such practices and measures will be sufficient to prevent violations of legal and ethical standards. Any such failure or violation could have an adverse effect on our business, financial performance and reputation. This risk of improper conduct may

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increase as we continue to expand globally, with greater opportunities and demands to do more business with local and new partners.

Changes to, and delays or defects in, our client projects and solutions may subject us to legal liability, which could materially adversely affect our business, operating results and financial condition and may negatively affect our professional reputation.

We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements. Also, our solutions may suffer from defects that adversely affect their performance; they may not meet our clients’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject us to legal liability, which could materially adversely affect our business, operating results and financial condition, and may negatively affect our professional reputation. While we typically use reasonable efforts to include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop, we may not always be able to include such provisions and, where we are successful, such provisions may not protect us adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions.

We are subject to stringent and changing privacy laws, regulations and standards, information security policies and contractual obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could expose us to government sanctions and cause damage to our brand and reputation.

Our business often requires that our clients’ applications and information, which may include their proprietary information and personal information they manage, be processed and stored on our networks and systems, and in data centers that we manage. We also process and store proprietary information relating to our business, and personal information relating to our employees. The Company is subject to numerous laws and regulations designed to protect information, such as the European Union’s General Data Protection Regulation (GDPR), various laws and regulations in Canada, the U.S. and other countries in which the Company operates governing the protection of health or other personally identifiable information and data privacy. These laws and regulations are increasing in number and complexity and are being adopted and amended with greater frequency, which results in greater compliance risk and cost. The potential financial penalties for non-compliance with these laws and regulations have significantly increased with the adoption of the GDPR. The Company’s Chief Data Protection Officer oversees the Company’s compliance with the laws that protect the privacy of personal information. The Company faces risks inherent in protecting the security of such personal data which have grown in complexity, magnitude and frequency in recent years. Digital information and equipment are subject to loss, theft or destruction, and services that we provide may become temporarily unavailable as a result of those risks, or upon an equipment or system malfunction. The causes of such failures include human error in the course of normal operations (including from advertent or inadvertent actions or inactions by our employees), maintenance and upgrading activities, as well as hacking, vandalism (including denial of service attacks and computer viruses), theft, and unauthorized access, as well as power outages or surges, floods, fires, natural disasters and many other causes. The measures that we take to protect against all information infrastructure risks, including both physical and logical controls on access to premises and information may prove in some circumstances to be inadequate to prevent the improper disclosure, loss, theft, misappropriation of, unauthorized access to, or destruction of client information, or service interruptions. Such events may expose the Company to financial loss arising from the costs of remediation and those arising from litigation from our clients and third parties (including under the laws that protect the privacy of personal information), claims and damages, as well as expose the Company to government sanctions and damage to our brand and reputation.

We could face legal, reputational and financial risks if we fail to protect our and/or client data from security incidents or cyberattacks.

The volume, velocity and sophistication of security threats and cyber-attacks continue to grow. This includes criminal hackers, hacktivists, state-sponsored organizations, industrial espionage, employee misconduct, and human or technological errors. The current geopolitical instability, as well as the adoption of emerging technologies, such as AI, has exacerbated these threats, which could lead to increased risk and frequency of security and cybersecurity incidents.

As a global IT and business consulting firm providing services to private and public sectors, we process and store increasingly large amounts of data for our clients, including proprietary information and personal information. These activities could

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increase through the use of AI. Consequently, our business could be negatively impacted by physical and cyber threats, which could affect our future sales and financial position or increase our costs. An unauthorized disclosure of sensitive or confidential client or employee information, including cyber-attacks or other security breaches, could cause a loss of data, give rise to remediation or other expenses, expose us to liability under federal and state laws, and subject us to litigation and investigations, which could have an adverse effect on our business, cash flows, financial condition and results of operations. These security risks to the Company include potential attacks not only of our own solutions, services and systems, but also those of our clients, contractors, business partners, vendors and other third parties. Moreover, the use of AI may give rise to issues and risks related to harmful content, inaccurate content, bias, intellectual property right infringement or misappropriation, data privacy and cybersecurity, among others, and may also bring the possibility of ethical concerns and/or new or enhanced governmental or regulatory scrutiny, litigation or other legal liability.

The Company’s Chief Security Officer is responsible for overseeing the security of the Company. Any local issue in a business unit could have a global impact on the entire Company, thus visibility and timely escalation on potential issues are key. We seek to detect and investigate all security incidents and to prevent their occurrence or recurrence, by: (i) developing and regularly reviewing policies and standards related to information security, data privacy, physical security and business continuity; (ii) monitoring the Company’s performance against these policies and standards; (iii) developing strategies intended to seek to mitigate the Company’s risks, including through security trainings for all employees to increase awareness of potential cyber threats; (iv) implementing security measures to ensure an appropriate level of control based on the nature of the information and the inherent risks attached thereto, including through access management, security monitoring and testing to mitigate and help detect and respond to attempts to gain unauthorized access to information systems and networks; and (v) working with the industry and governments against cyber threats. However, because of the evolving nature and sophistication of these security threats, there can be no assurance that our safeguards will detect or prevent the occurrence of material cyber breaches, intrusions or attacks.

We are regularly the target of attempted cyber and other security threats and must continuously monitor and develop our information technology networks and infrastructure to detect, address and mitigate the risk of unauthorized access, misuse, computer viruses and other events that could have a security and reputational impact. If security protection does not evolve at the same pace as threats, a growing gap on our level of protection will be created. Technology evolution and global trends like digital transformation, cloud and mobile computing amongst others are disrupting the security operating model, thus security should evolve to address new relevant security requirements and build new capabilities to address the changes. Increasing detection and automated response capabilities are key to improve visibility and contain any negative potential impact. Automating security processes and integrating with IT, business and security solutions could address shortage of technical security staff and avoid introducing human intervention and errors.

Insider or employee cyber and security threats are increasingly a concern for all large companies, including ours. CGI is continuously working to install new, and upgrade its existing, information technology systems and provide employees awareness training around phishing, malware, and other cyber risks to ensure that the Company is protected, to the greatest extent possible, against cyber risks and security breaches. While CGI selects third-party vendors carefully, it does not control their actions. Any problems caused by these third parties, including those resulting from breakdowns or other disruptions in communication services provided by a vendor, failure of a vendor to handle current or higher volumes, cyber-attacks and security breaches at a vendor could adversely affect our ability to deliver solutions and services to our clients and otherwise conduct business.

The Company and certain of its clients, contractors, business partners, vendors and other third parties use open-source services, which can entail risk to end-user security. These open source projects are often created and maintained by volunteers, who do not always have adequate resources and employees for incident response and proactive maintenance even as their projects are critical to the internet economy. Vulnerabilities discovered in these open source services can be exploited by attackers, which could compromise our system infrastructure and/or lead to a loss or breach of personal and/or proprietary information, financial loss, and other irreversible harm.

While our liability insurance policy covers cyber risks, there is no assurance that such insurance coverage will be sufficient in type or amount to cover the costs, damages, liabilities or losses that can result from security breaches, cyber-attacks and other

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related breaches. As the cyber threat landscape evolves, and CGI and our clients increase our digital footprint, we may find it necessary to make additional significant investments to protect data and infrastructure. Occurrence of any of the aforementioned security threats could expose the Company, our clients or other third parties to potential liability, litigation, and regulatory action, in addition to loss of client confidence, loss of existing or potential clients, loss of sensitive government contracts, damage to brand and reputation, and other financial loss.

Damage to our reputation may harm our ability to obtain new clients and retain our existing clients.

CGI’s reputation as a capable and trustworthy service provider and long-term business partner is key to our ability to compete effectively in the market for IT services. The nature of our operations exposes us to the potential loss, unauthorized access to, or destruction of our clients’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how the Company is perceived in the marketplace. Under such circumstances, our ability to obtain new clients and retain existing clients could suffer with a resulting impact on our revenue and net earnings.

Our inability to meet regulatory requirements and/or stakeholders expectations of disclosure, management and implementation of ESG initiatives and standards, could have an adverse effect on our business.

Certain shareholders, investors, clients, employees and other stakeholders take the view that ESG issues have become a current and imminent concern. As such, perceptions of our operations held by our stakeholders may depend, in part, on the ESG initiatives and standards that we have chosen to implement, or not to implement, and in the former case whether or not we meet them.

We are subject to evolving regulatory requirements, which can both be contradictory and vary significantly by jurisdiction. In some jurisdictions, we have set a number of ambitious ESG commitments and targets to monitor our ESG performance and align our strategic imperatives, including without limitation, our commitment to net-zero carbon emissions as defined under Scope 1, 2, and the business travel of Scope 3 of the greenhouse gas protocol. Where applicable, our ability to meet and adapt to a variety of applicable requirements and to meet and achieve these commitments and targets depends on many factors and is subject to many risks that could cause our assumptions or estimates to be inaccurate and cause actual results or events to differ materially from those expressed in, or implied by, these requirements, commitments and targets. Where applicable, the failure to effectively manage and sufficiently report ESG matters could lead to negative business, financial, legal and regulatory consequences for the Company.

Our revenue and profitability may decline and the accuracy of our financial reporting may be impaired if we fail to design, implement, monitor and maintain effective internal controls.

Due to the inherent limitations of internal controls including the circumvention or overriding of controls, or fraud, there can only be reasonable assurance that the Company’s internal controls will detect and prevent a misstatement. If the Company is unable to design, implement, monitor and maintain effective internal controls throughout its different business environments, the efficiency of our operations might suffer, resulting in a decline in revenue and profitability, and the accuracy of our financial reporting could be impaired.

Future funding requirements may affect our business and growth opportunities and we may not have access to favourable financing opportunities in the future.

The Company’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to grow the business organically as well as through business acquisitions. In the event we would need to raise additional funds through equity or debt financing to fund any currently unidentified or unplanned future acquisitions and other growth opportunities, there can be no assurance that such financing will be available in amounts and on terms acceptable to us. Factors such as capital market disruptions, interest rate changes, inflation, tariffs and/or trade wars, recession, political, economic and financial market instability, government policies, central bank monetary policies, and changes to bank regulations, could reduce the availability of capital or increase the cost of such capital. Our ability to raise the required funding depends on prevailing market conditions, the capacity of the capital markets to meet our equity and/or debt financing needs in a timely fashion and on the basis of interest rates and/or share prices that are reasonable in the context of our commercial

FISCAL 2025 RESULTS — 71

objectives. Increasing interest rates, volatility in our share price, rising inflation, tariffs and/or trade wars and the capacity of our current lenders to meet our additional liquidity requirements are all factors that may have a material adverse effect on any acquisitions or growth activities that we may, in the future, identify or plan. If we are unable to obtain the necessary funding, we may be unable to achieve our growth objectives.

The inability to service our debt and other financial obligations, or our inability to fulfill our financial covenants, could have a material adverse effect on our business, financial condition and results of operations.

The Company has a substantial amount of debt and significant interest payment requirements. A portion of cash flows from operations goes to the payment of interest on the Company’s indebtedness. The Company’s ability to service its debt and other financial obligations is affected by prevailing economic conditions in the markets that we serve and financial, business and other factors, many of which are beyond our control. We may be unable to generate sufficient cash flow from operations and future borrowings or other financing may be unavailable in an amount sufficient to enable us to fund our future financial obligations or our other liquidity needs. In addition, we are party to a number of financing agreements, including our credit facility, and the indentures governing our senior unsecured notes, which agreements, indentures and instruments contain financial and other covenants, including covenants that require us to maintain financial ratios and/or other financial or other covenants. If we were to breach the covenants contained in our financing agreements, we may be required to redeem, repay, repurchase or refinance our existing debt obligations prior to their scheduled maturity and our ability to do so may be restricted or limited by the prevailing conditions in the capital markets, available liquidity and other factors. Our inability to service our debt and other financial obligations, or our inability to fulfill our financial or other covenants in our financing agreements, could have an adverse effect on our business, financial condition and results of operations.

We may be adversely affected by interest rate fluctuations.

Although a significant portion of the Company’s indebtedness bears interest at fixed rates, the Company remains exposed to interest rate risk under its credit facility. If interest rates increase, debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and net income and cash flows would decrease, which could materially adversely affect the Company’s financial condition and operating results.

Changes in the Company’s creditworthiness or credit ratings could affect the cost at which the Company can access capital or credit markets.

The Company and each of the U.S. dollar denominated and Canadian dollar denominated senior unsecured notes received credit ratings. Credit ratings are generally evaluated and determined by independent third parties and may be impacted by events outside of the Company’s control, as well as other material decisions made by the Company. Credit rating agencies perform independent analysis when assigning credit ratings and such analysis includes a number of criteria. Such criteria are reviewed on an on-going basis and are therefore subject to change. Any rating assigned to the Company or to our debt securities may be revised or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Real or anticipated changes in the perceived creditworthiness of the Company and/or in the credit rating of its debt obligations could affect the market value of such debt obligations and the ability of the Company to access capital or credit markets, and/or the cost at which it can do so.

We may be adversely affected by currency fluctuations.

The majority of our revenue and costs are denominated in currencies other than the Canadian dollar. Foreign exchange fluctuations impact the results of our operations as they are reported in Canadian dollars. This risk is partially mitigated by a natural hedge in matching our costs with revenue denominated in the same currency and through the use of derivatives in our global hedging strategy. However, as we continue our global expansion, natural hedges may begin to diminish and the use of hedging contracts exposes us to the risk that financial institutions could fail to perform their obligations under our hedging instruments. Furthermore, there can be no assurance that our hedging strategy and arrangements will offset the impact of fluctuations in currency exchange rates, which could materially adversely affect our business revenues, results of operations, financial condition or prospects. Other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments.

72 — MANAGEMENT’S DISCUSSION AND ANALYSIS

Our functional and reporting currency is the Canadian dollar. As such, our European, U.S., U.K., Asian and Australian investments, operations and assets are exposed to net change in currency exchange rates. Volatility in exchange rates could have an adverse effect on our business, financial condition and results of operations.

Our ability to declare and pay dividends is subject to discretion and future performance.

We have announced a dividend program providing for a cash dividend on our Class A shares and our Class B shares (multiple voting). There can be no assurance as to our ability to declare and pay dividends in accordance with the dividend program, whether or when we will declare and pay dividends in the future, or the frequency or amount of any such dividend. Our ability to declare and pay dividends will depend on various factors that are not presently known, including our future operating cash flows, sources of capital, the satisfaction of solvency tests and other financial requirements, our operations and financial results, our potential alternative uses of cash, such as acquisitions, our ability to repatriate cash from our subsidiaries, as well as our periodic review of our dividend program and other policies.

10.2. LEGAL PROCEEDINGS

The Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a material adverse effect on the Company’s financial position, results of operations or the ability to carry on any of its business activities.

Transfer Agent

Computershare Investor Services Inc.

+1(800) 564-6253

Investor Relations

Kevin Linder

Senior Vice-President, Investor Relations

Telephone: +1(905) 973-8363

kevin.linder@cgi.com

1350 René-Lévesque Boulevard West

25th Floor

Montréal, Quebec

H3G 1T4

Canada

cgi.com

74 — CONSOLIDATED FINANCIAL STATEMENTS

Management’s and Auditor’s Reports

MANAGEMENT’S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

The management of CGI Inc. (the Company) is responsible for the preparation and integrity of the consolidated financial statements and the Management’s Discussion and Analysis (MD&A). The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and necessarily include some amounts that are based on management’s best estimates and judgement. Financial and operating data elsewhere in the MD&A are consistent with that contained in the accompanying consolidated financial statements.

To fulfill its responsibility, management has developed, and continues to maintain, systems of internal controls reinforced by the Company’s standards of conduct and ethics, as set out in written policies to ensure the reliability of the financial information and to safeguard its assets. The Company’s consolidated financial statements and the effectiveness of internal control over financial reporting are subject to audits by an Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP, whose report follows. PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm appointed by our shareholders upon the recommendation of the Audit and Risk Management Committee of the Board of Directors, has performed independent audits of the consolidated balance sheets as at September 30, 2025 and 2024 and the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years ended September 30, 2025 and 2024 and the effectiveness of our internal control over financial reporting as at September 30, 2025.

Members of the Audit and Risk Management Committee of the Board of Directors, all of whom are independent of the Company, meet regularly with PricewaterhouseCoopers LLP and with management to discuss internal controls in the financial reporting process, auditing matters and financial reporting issues and formulate the appropriate recommendations to the Board of Directors. PricewaterhouseCoopers LLP has full and unrestricted access to the Audit and Risk Management Committee. The consolidated financial statements and MD&A have been reviewed and approved by the Board of Directors.

/s/ François Boulanger	/s/ Steve Perron

François Boulanger	Steve Perron
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer

November 4, 2025

FISCAL 2025 RESULTS — 75

Management’s and Auditor’s Reports

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed, under the supervision of and with the participation of the President and Chief Executive Officer as well as the Executive Vice-President and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

The Company’s internal control over financial reporting includes policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS Accounting Standards, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and,

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

All internal control systems have inherent limitations; therefore, even where internal control over financial reporting is determined to be effective, it can provide only reasonable assurance. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s assessment and conclusion on the effectiveness of internal controls over financial reporting excludes the controls, policies and procedures of Apside-Advance SAS (Apside), the control of which was acquired on August 28, 2025. Apside’s results since the acquisition date represented 0.2% of revenue for the year ended September 30, 2025 and constituted 1.8% of total assets as at September 30, 2025.

Management, under the supervision of and with the participation of the President and Chief Executive Officer as well as the Executive Vice-President and Chief Financial Officer, conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined the Company’s internal control over financial reporting as at September 30, 2025 was effective.

The effectiveness of the Company’s internal control over financial reporting as of September 30, 2025 has been audited by PricewaterhouseCoopers LLP, an Independent Registered Public Accounting Firm, as stated in their report which appears herein.

/s/ François Boulanger	/s/ Steve Perron

François Boulanger	Steve Perron
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer

November 4, 2025

76 — CONSOLIDATED FINANCIAL STATEMENTS

Management’s and Auditor’s Reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CGI Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of CGI Inc. and its subsidiaries (the Company) as of September 30, 2025 and 2024, and the related consolidated statements of earnings, of comprehensive income, of changes in equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of September 30, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and 2024, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

FISCAL 2025 RESULTS — 77

Management’s and Auditor’s Reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (continued)

Basis for Opinions (continued)

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in the Management’s Report on Internal Control over Financial Reporting, management has excluded Apside-Advance SAS (Apside) from its assessment of internal control over financial reporting as of September 30, 2025, because it was acquired by the Company in a purchase business combination on August 28, 2025. We have also excluded Apside from our audit of internal control over financial reporting. Apside is a wholly owned subsidiary whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent 1.8% and 0.2%, respectively, of the related consolidated financial statement amounts as of and for the year ended September 30, 2025.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the Audit and Risk Management Committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

78 — CONSOLIDATED FINANCIAL STATEMENTS

Management’s and Auditor’s Reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (continued)

Critical Audit Matters (continued)

Revenue Recognition - Estimates of total expected labour costs for business and strategic information technology (IT) consulting and systems integration services under fixed-fee arrangements

As described in notes 3 and 29 to the consolidated financial statements, the Company recognizes revenue for business and strategic IT consulting and systems integration services under fixed-fee arrangements using the percentage-of-completion method over time. For the year ended September 30, 2025, revenue under fixed-fee arrangements makes up a portion of the Company’s business and strategic IT consulting and systems integration services revenues of $7,091,810,000. The selection of the measure of progress towards completion requires management’s judgement and is based on the nature of the services to be provided. As disclosed by management, the Company relies on estimates of total expected labour costs, which are compared to labour costs incurred to date, to arrive at an estimate of the progress to completion which determines the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labour costs. Management has disclosed that there are many factors that can affect the estimates of total expected labour costs, including, but not limited to, changes in scope of the contracts, delays in reaching milestones, and complexities in project delivery.

The principal considerations for our determination that performing procedures relating to Revenue Recognition – Estimates of total expected labour costs for business and strategic IT consulting and systems integration services under fixed-fee arrangements is a critical audit matter are (i) there was significant judgement by management when developing the estimates of total expected labour costs; and (ii) there was auditor judgement and effort in performing procedures to evaluate the estimates of total expected labour costs, including the assessment of management’s judgement about the Company’s ability to properly assess the factors that can affect the estimates of total expected labour costs.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the determination of estimates of total expected labour costs. These procedures also included, among others, evaluating and testing management’s process, on a sample basis, for determining the estimates of total expected labour costs determined by management by (i) testing total labour costs incurred to supporting evidence; (ii) performing a comparison of the sum of total labour costs incurred and the total expected labour costs to complete to the originally estimated costs; and (iii) evaluating the process of the timely identification of factors that can affect the total expected labour costs including, but not limited to, changes to the scope of the contracts, delays in reaching milestones, and complexities in project delivery.

/s/ PricewaterhouseCoopers LLP

Montréal, Canada

November 4, 2025

We have served as the Company’s auditor since 2019.

FISCAL 2025 RESULTS — 79

Consolidated Statements of Earnings

For the years ended September 30

(in thousands of Canadian dollars, except per share data)

	Notes	2025	2024
		$	$

Revenue	29	15,912,673	14,676,152

Operating expenses

Costs of services, selling and administrative	23	13,301,045	12,259,730

Restructuring, acquisition and related integration costs	25	285,031	96,929

Net finance costs	26	83,692	27,889

Net foreign exchange loss		715	653

		13,670,483	12,385,201

Earnings before income taxes		2,242,190	2,290,951

Income tax expense	16	583,905	598,236

Net earnings		1,658,285	1,692,715

Earnings per share

Basic earnings per share	21	7.45	7.42

Diluted earnings per share	21	7.35	7.31

See Notes to the Consolidated Financial Statements.

80 — CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Comprehensive Income

For the years ended September 30

(in thousands of Canadian dollars)

	2025	2024
	$	$

Net earnings	1,658,285	1,692,715

Items that will be reclassified subsequently to net earnings (net of income taxes):

Net unrealized gains on translating financial statements of foreign operations	692,721	361,938

Net losses on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations	(153,352)	(63,308)

Deferred (costs) gains of hedging on cross-currency swaps	(1,901)	5,490

Net unrealized losses on cash flow hedges	(27,429)	(18,454)

Net unrealized gains on financial assets at fair value through other comprehensive income	1,881	5,859

Items that will not be reclassified subsequently to net earnings (net of income taxes):

Net remeasurement gains on defined benefit plans	39,171	753

Other comprehensive income	551,091	292,278

Comprehensive income	2,209,376	1,984,993

See Notes to the Consolidated Financial Statements.

FISCAL 2025 RESULTS — 81

Consolidated Balance Sheets

For the years ended September 30

(in thousands of Canadian dollars)

	Notes	2025	2024
		$	$
Assets
Current assets
Cash and cash equivalents	28e and 32	864,209	1,461,145
Accounts receivable	4 and 32	1,613,777	1,398,402
Work in progress		1,367,989	1,208,095
Current financial assets	32	6,167	8,334
Prepaid expenses and other current assets		193,896	211,279
Income taxes		28,705	23,271
Total current assets before funds held for clients		4,074,743	4,310,526
Funds held for clients	5	978,436	506,780
Total current assets		5,053,179	4,817,306
Property, plant and equipment	6	377,900	366,823
Right-of-use assets	7	541,987	466,115
Contract costs	8	370,932	344,029
Intangible assets	9	888,006	718,575
Other long-term assets	10	143,320	110,440
Long-term financial assets	11	162,438	149,237
Deferred tax assets	16	239,284	242,567
Goodwill	12	11,744,782	9,470,376
		19,521,828	16,685,468

Liabilities
Current liabilities
Accounts payable and accrued liabilities		1,014,834	999,790
Accrued compensation and employee-related liabilities		1,269,767	1,165,903
Deferred revenue		577,286	536,788
Income taxes		79,333	150,300
Current portion of long-term debt	14	845,253	999
Current portion of lease liabilities		173,071	150,252
Provisions	13	144,331	27,471
Current derivative financial instruments	32	24,622	13,073
Total current liabilities before clients’ funds obligations		4,128,497	3,044,576
Clients’ funds obligations		973,673	504,515
Total current liabilities		5,102,170	3,549,091
Long-term debt	14	2,792,582	2,687,309
Long-term lease liabilities		520,413	469,843
Long-term provisions	13	39,665	18,951
Other long-term liabilities	15	341,173	301,082
Long-term derivative financial instruments	32	173,105	19,704
Deferred tax liabilities	16	71,673	21,132
Retirement benefits obligations	17	198,715	190,366
		9,239,496	7,257,478
Equity
Retained earnings		7,428,172	7,129,370
Accumulated other comprehensive income	18	1,002,344	451,253
Capital stock	19	1,499,917	1,470,333
Contributed surplus		351,899	377,034
		10,282,332	9,427,990
		19,521,828	16,685,468

See Notes to the Consolidated Financial Statements.

	/s/ François Boulanger	/s/ Julie Godin

Approved by the Board of Directors	François Boulanger	Julie Godin

	Director	Director

82 — CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Changes in Equity

For the years ended September 30

(in thousands of Canadian dollars)

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$

Balance as at September 30, 2024		7,129,370	451,253	1,470,333	377,034	9,427,990
Net earnings		1,658,285	—	—	—	1,658,285
Other comprehensive income		—	551,091	—	—	551,091
Comprehensive income		1,658,285	551,091	—	—	2,209,376
Share-based payment costs		—	—	—	68,636	68,636
Income tax impact associated with share-based payments		—	—	—	(3,712)	(3,712)
Exercise of stock options	19	—	—	74,319	(12,330)	61,989
Settlement of performance share units	19	(21,209)	—	46,050	(77,729)	(52,888)
Purchase for cancellation of Class A subordinate voting shares and related tax	19	(1,203,222)	—	(77,462)	—	(1,280,684)
Purchase of Class A subordinate voting shares held in trusts	19	—	—	(13,323)	—	(13,323)
Cash dividends declared	19	(135,052)	—	—	—	(135,052)
Balance as at September 30, 2025		7,428,172	1,002,344	1,499,917	351,899	10,282,332

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$

Balance as at September 30, 2023		6,329,107	158,975	1,477,180	345,032	8,310,294
Net earnings		1,692,715	—	—	—	1,692,715
Other comprehensive income		—	292,278	—	—	292,278
Comprehensive income		1,692,715	292,278	—	—	1,984,993
Share-based payment costs		—	—		67,840	67,840
Income tax impact associated with share-based payments		—	—	—	9,735	9,735
Exercise of stock options	19	—	—	91,800	(15,265)	76,535
Settlement of performance share units	19	823	—	14,078	(30,308)	(15,407)
Purchase for cancellation of Class A subordinate voting shares and related tax	19	(893,275)	—	(45,878)	—	(939,153)
Purchase of Class A subordinate voting shares held in trusts	19	—	—	(66,847)	—	(66,847)
Balance as at September 30, 2024		7,129,370	451,253	1,470,333	377,034	9,427,990

See Notes to the Consolidated Financial Statements.

FISCAL 2025 RESULTS — 83

Consolidated Statements of Cash Flows

For the years ended September 30

(in thousands of Canadian dollars)

	Notes	2025	2024
		$	$
Operating activities

Net earnings		1,658,285	1,692,715
Adjustments for:
Amortization, depreciation and impairment	24	614,266	536,859
Deferred income tax expense (recovery)	16	626	(146,100)
Net foreign exchange loss (gain)		12,139	(11,043)
Share-based payment costs		68,636	67,840
Gain on sale of property, plant and equipment and on lease terminations		(712)	(284)
Net change in non-cash working capital items and others	28a	(119,043)	64,996
Cash provided by operating activities		2,234,197	2,204,983

Investing activities
Net change in short-term investments		24,807	59,053
Business acquisitions (net of cash acquired)	27	(1,829,965)	(380,313)
Settlement of acquisition-related liabilities		(12,139)	—
Loan receivable		9,915	7,508
Purchase of property, plant and equipment		(116,611)	(109,733)
Proceeds from sale of property, plant and equipment		1,295	5,732
Additions to contract costs		(98,545)	(97,059)
Additions to intangible assets		(153,285)	(153,907)
Purchase of long-term investments		(119,010)	(161,842)
Proceeds from sale of long-term investments		92,956	55,177
Cash used in investing activities		(2,200,582)	(775,384)

Financing activities
Increase of long-term debt	28c	923,922	747,073
Repayment of long-term debt	28c	—	(1,154,878)
Settlement of derivative financial instruments	28c and 32	—	38,943
Payment of lease liabilities	28c	(177,465)	(146,762)
Repayment of debt assumed from business acquisitions	28c	(47,953)	(162,146)
Purchase for cancellation of Class A subordinate voting shares and related tax	19	(1,274,530)	(934,765)
Issuance of Class A subordinate voting shares		62,001	76,523
Purchase of Class A subordinate voting shares held in trusts	19	(13,323)	(66,847)
Withholding taxes remitted on the net settlement of performance share units	19	(52,888)	(15,407)
Cash dividends paid	19	(135,052)	—
Net change in clients’ funds obligations		468,623	10,609
Cash used in financing activities		(246,665)	(1,607,657)
Effect of foreign exchange rate changes on cash, cash equivalents and cash included in funds held for clients		87,033	34,704
Net decrease in cash, cash equivalents and cash included in funds held for clients		(126,017)	(143,354)
Cash, cash equivalents and cash included in funds held for clients, beginning of year		1,694,729	1,838,083
Cash, cash equivalents and cash included in funds held for clients, end of year		1,568,712	1,694,729

Cash composition:
Cash and cash equivalents		864,209	1,461,145
Cash included in funds held for clients	5	704,503	233,584

Supplementary cash flow information (Note 28).

See Notes to the Consolidated Financial Statements.

84 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

1.	Description of business

CGI Inc. (the Company), directly or through its subsidiaries, provides managed information technology (IT) and business process services, business and strategic IT consulting and systems integration services, and intellectual property (IP) business solutions to help clients effectively realize their strategies and create added value. The Company was incorporated under Part IA of the Companies Act (Québec), predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its Class A subordinate voting shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.

2.	Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

The Company’s consolidated financial statements for the years ended September 30, 2025 and 2024 were authorized for issue by the Board of Directors on November 4, 2025.

3.	Summary of material accounting policies

CHANGE IN ACCOUNTING POLICY - PRESENTATION OF CONSOLIDATED STATEMENT OF EARNINGS

During the year ended September 30, 2025, the Company combined the previously reported Acquisition-related and integration costs and the Cost optimization program into one operating expenses line called Restructuring, acquisition and related integration costs. Comparative figures were combined to align with the new presentation with no other impact on the consolidated financial statements.

During the year ended September 30, 2025, as part of Costs of services, selling and administrative, the Company reclassified Contracted labour costs, which were previously reported within Professional fees and other contracted labour costs, to Salaries, other employee costs and contracted labour costs. Comparative figures were reclassified to conform with the current period presentation, with no other impact on the consolidated financial statements.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed or has right to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the relevant activities of the entity. Subsidiaries are fully consolidated from the date of acquisition and continue to be consolidated until the date control over the subsidiaries ceases.

BASIS OF MEASUREMENT

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities, which have been measured at fair value as described below.

USE OF JUDGEMENTS AND ESTIMATES

The preparation of the consolidated financial statements requires management to make judgements and estimates that affect the reported amounts of assets, liabilities, equity and the accompanying disclosures at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because the use of judgements and estimates is inherent in the financial reporting process, actual results could differ.

Significant judgements and estimates about the future and other major sources of estimation uncertainty at the end of the reporting period could have a significant risk of causing a material adjustment to the carrying amounts of the following within the next financial years: revenue recognition, deferred tax assets, estimated losses on revenue-generating contracts, goodwill impairment, right-of-use assets, business combinations, provisions for uncertain tax treatments and litigation and claims.

The judgements, apart from those involving estimations, that have the most significant effect on the amounts recognized in the consolidated financial statements are:

FISCAL 2025 RESULTS — 85

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of material accounting policies (continued)

USE OF JUDGEMENTS AND ESTIMATES (CONTINUED)

Revenue recognition of multiple deliverable arrangements

Assessing whether the deliverables within an arrangement are separate performance obligations requires judgement by management. A deliverable is identified as a separate performance obligation if the customer benefits from it on its own or together with resources that are readily available to the customer and if it is separately identifiable from the other deliverables in the contract. The Company assesses if the deliverables are separately identifiable in the context of the contract by determining if the deliverables are integrated into a combined output, one or more deliverables significantly modify or customize others, or if the deliverables are highly interdependent or interrelated. If any of these factors are met, the deliverables are treated as a combined performance obligation.

Deferred tax assets

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable income will be available against which the losses can be utilized. Management judgement is required concerning uncertainties that exist with respect to the timing of future taxable income required to recognize a deferred tax asset. The Company recognizes an income tax benefit only when it is probable that the tax benefit will be realized in the future. In making this judgement, the Company relies on forecasts and the availability of future tax planning strategies.

A description of estimates is included in the respective sections within the Notes to the Consolidated Financial Statements.

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE

The Company generates revenue through the provision of managed IT and business process services, business and strategic IT consulting and systems integration services, and intellectual property (IP) business solutions as described in Note 1, Description of business.

The Company provides services and products under arrangements that contain various pricing mechanisms. The Company accounts for a contract or a group of contracts when the following criteria are met: the parties to the contract have approved the contract in which their rights, their obligations and the payment terms have been identified, the contract has commercial substance, and the collectability of the consideration is probable.

A contract modification is a change in the scope or price of an existing revenue-generating customer contract. The Company accounts for a contract modification as a separate contract when the scope of the contract increases because of the addition of promised performance obligations and the price of the contract increases by an amount of consideration that reflects its stand-alone selling prices. When the contract is not accounted for as a separate contract, the Company recognizes an retrospective adjustment to revenue on the existing contract as at the date of the contract modification or, if the remaining products and services are distinct performance obligations, the Company recognizes the remaining consideration prospectively.

Revenue is recognized when or as the Company satisfies a performance obligation by transferring a promise of good or service to the customer and are measured at the amount of consideration the Company expects to be entitled to receive, including variable consideration, such as, performance-based consideration, discounts, volume rebates and service-level penalties. Variable consideration is estimated and is included only to the extent it is highly probable that a significant adjustment to revenue recognized will not occur. In making this judgement, management will consider all information available at the time (historical, current and forecasted), the Company’s knowledge of the client or the industry, the type of services to be delivered and the specific contractual terms of each arrangement.

Revenue from sales of third party vendor’s products, such as software licenses, hardware or services is recorded on a gross basis when the Company is a principal to the transaction and is recorded net of costs when the Company is acting as an agent between the client and vendor. To determine whether the Company is a principal or an agent, it evaluates whether control is obtained of the products or services before they are transferred to the client. This is often demonstrated when the Company provides significant integration of the products and services from a third party vendor into the Company’s products and services delivered to the client. Other factors considered include whether the Company has the primary responsibility for providing the products or services, has inventory risk before the specified products or services have been transferred to a client, or after transfer of control to a client, and has discretion establishing the selling price.

86 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of material accounting policies (continued)

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE (CONTINUED)

Relative stand-alone selling price

The Company’s arrangements often include a mix of the services and products as described below. If an arrangement involves the provision of multiple performance obligations, the total arrangement value is allocated to each performance obligations based on its relative stand-alone selling price. When estimating the stand-alone selling price of each performance obligations, the Company maximizes the use of observable prices which are established using the Company’s prices for same or similar deliverables. When observable prices are not available, the Company estimates stand-alone selling prices based on its best estimate.

The best estimate of the stand-alone selling price is the price at which the Company would normally expect to offer the services or products and is established by considering a number of internal and external factors including, but not limited to, geographies, the Company’s pricing policies, internal costs and margins. Additionally, in certain circumstances, the Company may apply the residual approach when estimating the stand-alone selling price of software license products, for which the Company has not yet established the price or has not previously sold on a stand-alone basis.

As an incentive, upon client contract signature, the Company may provide discounts. These incentives are considered in the allocation of the relative stand-alone selling price of the performance obligations.

The appropriate revenue recognition method is applied for each performance obligation as described below.

Managed IT and business process services

Revenue from managed IT and business process services arrangements is generally recognized over time as the services are provided at the contractual billings, which corresponds with the value provided to the client, unless there is a better measure of performance or delivery.

Business and strategic IT consulting and systems integration services

Revenue from business and strategic IT consulting and systems integration services under time and material arrangements is recognized over time as the services are rendered, and revenue under cost-based arrangements is recognized over time as reimbursable costs are incurred. Contractual billings of such arrangements correspond with the value provided to the client, and therefore revenues are generally recognized when amounts become billable.

Revenue from business and strategic IT consulting and systems integration services under fixed-fee arrangements is recognized using the percentage-of-completion method over time, as the Company has no alternative use for the asset created and has an enforceable right to payment for performance completed to date. The Company primarily uses labour costs to measure the progress towards completion. This method relies on estimates of total expected labour costs, which are compared to labour costs incurred to date, to arrive at an estimate of the progress to completion which determines the percentage of revenue earned to date. Factors considered in the estimates include: changes in scope of the contracts, delays in reaching milestones, complexities in project delivery, availability and retention of qualified IT professionals and/or the ability of the subcontractors to perform their obligation within agreed upon budget and timeframes. Management regularly reviews underlying estimates of total expected labour costs.

Software licenses and Software-as-a-Service (SaaS)

CGI offers its intellectual property (IP) solutions as well as third party solutions in the form of software license arrangements. Most of these arrangements include other services such as implementation, customization and maintenance. For these types of arrangements, revenue from a software license, when identified as a performance obligation, is recognized at a point in time upon delivery. Otherwise when the software is significantly customized, integrated or modified, it is combined with the implementation and customization services and is accounted for as described in the business and strategic IT consulting and systems integration services section above. Revenue from maintenance services for software licenses sold is recognized straight-line over the term of the maintenance period.

CGI also provides its IP solutions in the form of SaaS where the customer cannot terminate the hosting contract and take possession of the software without significant penalty. SaaS are part of the managed IT and business process services offering where revenue is generally recognized over time as the services are provided. Transition activities to bring clients to the SaaS platforms, including hosting set-up and customization, that are not considered distinct performance obligations are capitalized as transition costs and amortized over the service period.

FISCAL 2025 RESULTS — 87

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of material accounting policies (continued)

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE (CONTINUED)

Work in progress and deferred revenue

Amounts recognized as revenue in excess of billings are classified as work in progress. Amounts received in advance of the performance of services or delivery of products are classified as deferred revenue. Work in progress and deferred revenue are presented net on a contract by-contract basis. During the year ended September 30, 2025, the revenues recognized from the short-term deferred revenue was not significantly different than what was presented as at September 30, 2024.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of unrestricted cash and short-term investments having a maturity of three months or less from the date of purchase.

SHORT-TERM INVESTMENTS

Short-term investments, comprise generally of term deposits, have remaining maturities over three months, but not more than one year, at the date of purchase.

FUNDS HELD FOR CLIENTS AND CLIENTS’ FUNDS OBLIGATIONS

In connection with the Company’s payroll, tax filing and claims services, the Company collects funds for payment of payroll, taxes and claims, temporarily holds such funds until payment is due, remits the funds to the clients’ employees, appropriate tax authorities or claims holders, files tax returns and handles related regulatory correspondence and amendments. The funds held for clients include cash, short-term investments and long-term bonds. The Company presents the funds held for clients and related obligations separately. Funds held for clients are classified as current assets since these funds are held solely for the purpose of satisfying the clients’ funds obligations, which will be repaid within one year of the consolidated balance sheet date. The market fluctuations affect the fair value of the long-term bonds. Due to those fluctuations, funds held for clients might not equal to the clients’ funds obligations.

Interest income earned and realized gains and losses on the disposal of short-term investments and long-term bonds are recorded in revenue in the period that the income is earned, as the collecting, holding and remitting of these funds are critical components of providing these services.

PROPERTY, PLANT AND EQUIPMENT (PP&E)

PP&E are recorded at cost and are depreciated over their estimated useful lives using the straight-line method.

Buildings	10 to 40 years

Leasehold improvements	Lesser of the useful life or lease term

Furniture, fixtures and equipment	3 to 10 years

Computer equipment	3 to 5 years

LEASES

When the Company enters into contractual agreements with suppliers, an assessment is performed to determine if the contract contains a lease. The Company identified lease agreements under the following categories: Properties, Motor vehicles and others, as well as Computer equipment.

The Company identifies a lease if it conveys the right to control the use of an identified asset for a specific period in exchange for a determined consideration. At inception, a right-of-use asset for the underlying asset and corresponding lease liability are presented in the consolidated balance sheet measured on a present value basis except for short-term leases (expected term of 12 months or less) and leases with low value underlying asset for which payments are recorded as an expense on a straight-line basis over the lease term.

The right-of-use assets are measured at initial lease liabilities adjusted by lease payments made before the commencement date, indirect costs and lease incentives received. The right-of-use assets are depreciated on a straight-line basis over the expected lease term of the underlying asset.

88 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of material accounting policies (continued)

LEASES (CONTINUED)

Lease liabilities are measured at present value of non-cancellable payments of the expected lease term, which are mostly made of fixed payments of rent; variable payments that are based on an index or a rate; amounts expected to be payable as residual value guarantees.

Non-lease components, mostly made of fixed maintenance fees and property tax are excluded from the lease liabilities. Payments are recorded as an expense over the lease term as part of property costs.

The Company estimates the lease term in order to calculate the value of the lease liability at the initial date of the lease. Management uses judgement to determine the appropriate lease term based on the conditions of each lease. Lease extension or termination options are only considered in the lease term if it is reasonably certain of being exercised. Factors evaluated include value of leasehold improvements required and any potential incentive to take the option.

Discount rate used in the present value calculation is the incremental borrowing rate unless the implicit interest rate in the lease can be readily determined. The Company estimates the incremental borrowing rate for each lease or portfolio of leased assets, as most of the implicit interest rates in the leases are not readily determinable. To calculate the incremental borrowing rate, the Company considers its creditworthiness, the term of the arrangement, any collateral received and the economic environment at the lease date.

The lease liabilities are subsequently adjusted by interest which is recorded as part of net finance costs as well as from lease payments made.

Furthermore, lease liabilities are remeasured (along with the corresponding adjustment to the right-of-use asset), whenever the following situations occur:

–

a modification in the lease term or a change in the assessment of an option to extend, purchase or terminate the lease, for which the lease liability is remeasured by discounting the revised lease payments using a revised discount rate; and

–

a modification in the residual guarantees or in future lease payments due to a change of an index or rate tied to the payments, for which the lease liability is remeasured by discounting the revised lease payments using the initial discount rate determined when setting up the liability.

In addition, upon partial or full termination of a lease, the difference between the carrying amounts of the lease liability and the right-of-use asset is recorded in the consolidated statements of earnings.

CONTRACT COSTS

Contract costs are comprised primarily of transition costs incurred to implement long-term managed IT and business process services contracts, including SaaS, as well as incentives.

Transition costs

Transition costs consist mostly of costs associated with the installation of systems and processes, conversion of the client’s applications to the Company’s platforms incurred after the award of managed IT and business process services contracts, including SaaS hosting set-up and customization. Transition costs are comprised essentially of labour costs consisting of employee compensation and related fringe benefits. Labour costs also include subcontractor costs.

Incentives

Occasionally, incentives are granted to clients upon the signing of managed IT and business process services contracts. These incentives are granted in the form of cash payments.

Amortization of contract costs

Contract costs are amortized using the straight-line method over the period services are provided. Amortization of transition costs is included in costs of services, selling and administrative and amortization of incentives is recorded as a reduction of revenue.

FISCAL 2025 RESULTS — 89

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of material accounting policies (continued)

CONTRACT COSTS (CONTINUED)

Impairment of contract costs

When a contract is not expected to be profitable, the estimated loss is first applied to impair the related capitalized contract costs. The excess of the expected loss over the capitalized contract costs is recorded as onerous revenue-generating contracts in provisions. If at a future date the contract returns to profitability, the estimated losses on revenue-generating contracts must be reversed first, and if there is still additional projected profitability then any capitalized contract costs that were impaired must be reversed. The reversal of the impairment loss is limited so that the carrying amount does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the contract costs in prior years.

INTANGIBLE ASSETS

Intangible assets consist of software, business solutions, client relationships and backlog. Software and business solutions are recorded at cost. Software internally developed is capitalized when it meets specific capitalization criteria related to technical and financial feasibility and when the Company demonstrates its ability and intention to use it. Business solutions developed internally and marketed are capitalized when they meet specific capitalization criteria related to technical, market and financial feasibility. Software, business solutions, client relationships and backlog acquired through business combinations are initially recorded at their fair value based on the present value of expected future cash flows, which involves estimates, such as the forecasting of future cash flows and discount rates.

Amortization of intangible assets

The Company amortizes its intangible assets using the straight-line method over their estimated useful lives.

Software	1 to 8 years

Business solutions	3 to 10 years

Client relationships and backlog	5 to 10 years

IMPAIRMENT OF PP&E, RIGHT-OF-USE ASSETS, INTANGIBLE ASSETS AND GOODWILL

Timing of impairment testing

The carrying values of PP&E, right-of-use assets, intangible assets and goodwill are reviewed for impairment when events or changes in circumstances indicate that the carrying value may be impaired. The Company assesses at each reporting date whether any such events or changes in circumstances exist. The carrying values of intangible assets not yet available for use are tested for impairment annually as at September 30. Goodwill is also tested for impairment annually during the fourth quarter of each fiscal year.

Impairment testing

If any indication of impairment exists or when annual impairment testing for an asset is required, the Company estimates the recoverable amount of the asset or cash-generating unit (CGU) to which the asset relates to determine the extent of any impairment loss. The recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use (VIU) to the Company. The Company mainly uses the VIU. In assessing the VIU, estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining fair value less costs of disposal, recent market transactions are taken into account, if available. If the recoverable amount of an asset or a CGU is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statements of earnings.

Goodwill acquired through business combinations is allocated to the CGU or group of CGUs that are expected to benefit from acquired work force and synergies of the related business combination. The group of CGUs that benefit from the acquired work force and synergies correspond to the Company’s operating segments. For goodwill impairment testing purposes, the group of CGUs that represents the lowest level within the Company at which management monitors goodwill is the operating segment level.

90 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of material accounting policies (continued)

IMPAIRMENT OF PP&E, RIGHT-OF-USE ASSETS, INTANGIBLE ASSETS AND GOODWILL (CONTINUED)

Impairment testing (continued)

The recoverable amount of each operating segment has been determined based on the VIU calculation which includes estimates about their future financial performance based on cash flows approved by management covering a period of five years. Key assumptions used in the VIU calculations are the pre-tax discount rate applied and the long-term growth rate of net operating cash flows. In determining these assumptions, management has taken into consideration the current economic environment and its resulting impact on expected growth and discount rates. The cash flow projections reflect management’s expectations of the segment’s operating performance and growth prospects in the operating segment’s market. The pre-tax discount rate applied to an operating segment is derived from the weighted average cost of capital (WACC). Management considers factors such as country risk premium, risk-free rate, size premium and cost of debt to derive the WACC. Impairment losses relating to goodwill cannot be reversed in future periods.

For impaired assets, other than goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the recoverable amount of the asset. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the recoverable amount of the asset since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of earnings.

LONG-TERM FINANCIAL ASSETS

Long-term financial assets are comprised mainly of deferred compensation plan assets and long-term investments bonds which are presented as long-term based on their maturity date.

BUSINESS COMBINATIONS

The Company accounts for its business combinations using the acquisition method. Under this method, the consideration transferred is measured at fair value. Acquisition and related integration costs associated with the business combination are expensed as incurred or when a present legal or constructive obligation exists. The Company recognizes goodwill as the excess of the cost of the acquisition over the net identifiable tangible and intangible assets acquired and liabilities assumed at their acquisition-date fair values. The goodwill recognized is composed of the future economic value associated to acquired work force and synergies with the Company’s operations which are primarily due to reduction of costs and new business opportunities. Management makes assumptions when determining the acquisition-date fair values of the identifiable tangible and intangible assets acquired and liabilities assumed which involve estimates, such as the forecasting of future cash flows, discount rates and the useful lives of the assets acquired. Subsequent changes in fair values are recorded as part of the purchase price allocation and therefore result in corresponding goodwill adjustments if they qualify as measurement period adjustments. The measurement period is the period between the date of acquisition and the date where all significant information necessary to determine the fair values is available, not to exceed 12 months. All other subsequent changes in judgements and estimates are recognized in the consolidated statements of earnings.

EARNINGS PER SHARE

Basic earnings per share is based on the weighted average number of shares outstanding during the period. Diluted earnings per share is determined using the treasury stock method to evaluate the dilutive effect of performance share units (PSUs), stock options and restricted share units (RSUs).

RESEARCH AND SOFTWARE DEVELOPMENT COSTS

Research costs are charged to earnings in the period in which they are incurred, net of related tax credits. Development costs related to software and business solutions are charged to earnings in the period they are incurred, net of related tax credits, unless they meet specific capitalization criteria related to technical, market and financial feasibility as described in the Intangible assets section above.

FISCAL 2025 RESULTS — 91

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of material accounting policies (continued)

TAX CREDITS

The Company follows the income approach to account for research and development (R&D) and other tax credits, whereby tax credits are recorded when there is a reasonable assurance that the assistance will be received and that the Company will comply with all relevant conditions. Under this method, tax credits related to operating expenditures are recorded as a reduction of the related expenses and recognized in the period in which the related expenditures are charged to earnings. Tax credits related to capital expenditures are recorded as a reduction of the cost of the related assets. The tax credits recorded are based on management’s best estimates of amounts expected to be received and are subject to audit by the taxation authorities. These estimates are reviewed each reporting period and updated, based on new information available.

INCOME TAXES

Income taxes are accounted for using the liability method of accounting.

Current income taxes are recognized with respect to the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the balance sheets date.

Deferred tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for consolidated financial statement purposes and tax values of the assets and liabilities using enacted or substantively enacted tax rates that will be in effect for the year in which the differences are expected to be recovered or settled. Deferred tax assets and liabilities are recognized in earnings, in other comprehensive income or in equity based on the classification of the item to which they relate.

Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Once this assessment is made, the Company considers the analysis of forecasts and future tax planning strategies. Estimates of taxable profit are made based on the forecast by jurisdiction on an undiscounted basis.

The Company is subject to income tax laws in numerous jurisdictions. Judgement is required in determining the worldwide provision for income taxes as the determination of tax liabilities and assets involves uncertainties in the interpretation of complex tax regulations and requires estimates and assumptions considering the existing facts and circumstances. The Company provides for potential tax liabilities based on the most likely amount of the possible outcomes. Estimates are reviewed each reporting period and updated, based on new information available, and could result in changes to the income tax liabilities and deferred tax liabilities in the period in which such determinations are made.

PROVISIONS

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The Company’s provisions consist of liabilities for litigation and claims provisions arising in the ordinary course of business, decommissioning liabilities for leases of office buildings, onerous revenue-generating contracts and onerous supplier contracts. The Company also records severance provisions related to specific initiatives such as restructuring, cost optimization programs and the integration of its business acquisitions.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Provisions are discounted using a current pre-tax rate when the impact of the time value of money is material. The increase in the provisions due to the passage of time is recognized as finance costs.

The accrued litigation and legal claims provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavourable outcome.

Decommissioning liabilities pertain to leases of buildings where certain arrangements require premises to be returned to their original state at the end of the lease term. The provision is determined using the present value of the estimated future cash outflows.

Provisions for onerous revenue-generating contracts are recorded when remaining unavoidable costs of fulfilling the contract exceed the remaining estimated revenue from the contract. Management regularly reviews arrangement profitability and the underlying estimates.

92 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of material accounting policies (continued)

PROVISIONS (CONTINUED)

Provisions for onerous supplier contracts are recorded when the unavoidable net cash flows from honoring the contract are negative. The provision represents the lowest of the costs to fulfill the contract and the penalties to exit the contract. Those are generally related to non-lease components of vacated leased premises.

Severance provisions are recognized when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs, appropriate timelines and has been communicated to those affected by it.

TRANSLATION OF FOREIGN CURRENCIES

The Company’s consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. Each entity in the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Functional currency is the currency of the primary economic environment in which the entity operates.

Foreign currency transactions and balances

Revenue, expenses and non-monetary assets and liabilities denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheets date. Unrealized and realized translation gains and losses are reflected in the consolidated statements of earnings.

Foreign operations

For foreign operations that have functional currencies different from the Company, assets and liabilities denominated in a foreign currency are translated at exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses on translating financial statements of foreign operations are reported in other comprehensive income.

For foreign operations with the same functional currency as the Company, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheets date and non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses are translated at average exchange rates during the period. Translation exchange gains or losses of such operations are reflected in the consolidated statements of earnings.

SHARE-BASED PAYMENTS

Equity-settled plans

The Company operates a Share Unit Plan (Share Unit Plan) and an equity-settled stock option plans under which the Company receives services from employees, officers and directors as consideration for equity instruments. Both PSUs and RSUs can be issued under the Share Unit Plan (and are collectively referred to as “Share Units” under such Share Unit Plan).

The fair value of the PSUs and RSUs is established based on the closing price of Class A subordinate voting shares of the Company on the Toronto Stock Exchange (TSX) at the grant date. For the stock options, the fair value is established using the Black-Scholes option pricing model at the grant date. The number of PSUs, RSUs and stock options expected to vest are estimated on the grant date and subsequently revised on each reporting date. For stock options, the estimation of fair value requires making assumptions for the most appropriate inputs to the valuation model including the expected life of the option and expected stock price volatility. The fair value of share-based payments, adjusted for expectations related to performance conditions and forfeitures, are recognized as share-based payment costs over the vesting period in earnings with a corresponding credit to contributed surplus on a graded-vesting basis if they vest annually or on a straight-line basis if they vest at the end of the vesting period.

When PSUs or RSUs are exercised, the Company may settle employees’ withholding tax obligations directly with tax authorities in cash. The portion of the PSU or RSU expense previously recorded in contributed surplus is reclassified to capital stock at value of the shares released. Any resulting difference between the amount removed from contributed surplus, the amount credited to capital stock, and the cash paid for withholding taxes is recognized in retained earnings. When stock options are exercised, any consideration paid is credited to capital stock and the recorded fair value of the stock options is removed from contributed surplus and credited to capital stock.

FISCAL 2025 RESULTS — 93

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of material accounting policies (continued)

SHARE-BASED PAYMENTS (CONTINUED)

Share purchase plan

The Company operates a share purchase plan for eligible employees. Under this plan, the Company matches the contributions made by employees up to a maximum percentage of the employee’s salary. The Company’s contributions to the plan are recognized in salaries, other employee costs and contracted labour costs within costs of services, selling and administrative.

Cash-settled deferred share units

The Company operates a deferred share unit (DSU) plan to compensate the external members of the Board of Directors. The expense is recognized within costs of services, selling and administrative for each DSU granted equal to the closing price of Class A subordinate voting shares of the Company on the TSX at the date on which DSUs are awarded and a corresponding liability is recorded in accrued compensation and employee-related liabilities. After the grant date, the DSU liability is remeasured for subsequent changes in the fair value of the Company’s shares.

FINANCIAL INSTRUMENTS

All financial instruments are initially measured at their fair value and are subsequently classified either at amortized cost, at fair value through earnings (FVTE) or at fair value through other comprehensive income (FVOCI). Financial assets are classified based on the Company’s management model of such instruments and their contractual cash flows they generate. Financial liabilities are classified and measured at amortized cost, unless they are held for trading and classified as FVTE.

The Company has made the following classifications:

FVTE

Cash and cash equivalents, cash included in funds held for clients, derivative financial instruments and deferred compensation plan assets within long-term financial assets are measured at fair value at the end of each reporting period and the resulting gains or losses are recorded in the consolidated statements of earnings.

Amortized Cost

Trade accounts receivable, long-term receivables within long-term financial assets, short-term investments in funds held for clients, accounts payable and accrued liabilities, accrued compensation and employee-related liabilities, long-term debt and clients’ funds obligations are measured at amortized cost using the effective interest method. Financial assets classified at amortized cost are subject to impairment. For trade accounts receivable and work in progress, the Company applies the simplified approach to measure expected credit losses, which requires lifetime expected loss allowance to be recorded upon initial recognition of the financial assets.

FVOCI

Short-term investments included in current financial assets, long-term bonds included in funds held for clients and long-term investments within long-term financial assets are measured at fair value through other comprehensive income and are subject to impairment for which the Company uses the low credit risk exemption.

The unrealized gains and losses, net of applicable income taxes, are recorded in other comprehensive income. Interest income measured using the effective interest method and realized gains and losses on derecognition are recorded in the consolidated statements of earnings.

Transaction costs are comprised primarily of legal, accounting and other costs directly attributable to the acquisition or issuance of financial instruments. Transaction costs related to financial instruments other than FVTE are included in the initial recognition of the corresponding asset or liability and are amortized using effective interest method. Transaction costs related to the unsecured committed revolving credit facility are included in other long-term assets and are amortized using the straight-line method over the expected life of the underlying agreement.

Financial assets are derecognized if the contractual rights to the cash flows from the financial asset expire or the asset is transferred and the transfer qualifies for derecognition as substantially all the risks and rewards of ownership of the financial asset have been transferred.

94 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of material accounting policies (continued)

FINANCIAL INSTRUMENTS (CONTINUED)

Fair value hierarchy

Fair value measurements recognized on the balance sheets are classified in accordance with the following levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and

Level 3: inputs for the asset or liability that are not based on observable market data.

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS

The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign currency exchange risks.

Derivative financial instruments are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting date. The resulting gain or loss is recognized in the consolidated statements of earnings, unless the derivative is designated and is effective as a hedging instrument, in which event the timing of the recognition in the consolidated statements of earnings depends on the nature of the hedge relationship. The cash flows of the hedging instruments are classified in the same manner as the cash flows of the item being hedged.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management’s objective and strategy for undertaking the hedge. The documentation includes the identification of the nature of the risk being hedged, the economic relationship between the hedged item and the hedging instruments which should not be dominated by credit risk, the hedge ratio consistent with the risk management strategy pursued and how the Company will assess the effectiveness of the hedging relationship on an ongoing basis.

Management evaluates hedge effectiveness at inception of the hedge instrument and quarterly thereafter generally based on a managed hedge ratio of 1 for 1. Hedge effectiveness is measured prospectively as the extent to which changes in the fair value or cash flows of the derivative offsets the changes in the fair value or cash flows of the underlying hedged instrument or risk when there is a significant mismatch between the terms of the hedging instrument and the hedged item. Any meaningful imbalance is considered ineffectiveness in the hedge and accounted for accordingly in the consolidated statements of earnings.

Hedges of net investments in foreign operations

The Company may use cross-currency swaps and foreign currency denominated long-term debt to hedge portions of the Company’s net investments in its U.S. and European operations. Foreign exchange translation gains or losses on the net investments and the effective portions of gains or losses on instruments hedging the net investments are recorded in other comprehensive income. Gains or losses relating to the ineffective portion are recognized in consolidated statements of earnings. When the hedged net investment is disposed of, the relevant amount in other comprehensive income is transferred to earnings as part of the gain or loss on disposal.

Cash flow hedges of future revenue and long-term debt

The majority of the Company’s revenue and costs are denominated in a currency other than the Canadian dollar. The risk of foreign exchange fluctuations impacting the results is substantially mitigated by matching the Company’s costs with revenue denominated in the same currency. In certain cases where there is a substantial imbalance for a specific currency, the Company enters into foreign currency forward contracts to hedge the variability in the foreign currency exchange rates.

The Company also uses interest rate and cross-currency swaps to hedge either the cash flow exposure or the foreign exchange exposure of the long-term debt.

The effective portion of the change in fair value of the derivative financial instruments is recognized in other comprehensive income and the ineffective portion, if any, in the consolidated statements of earnings. The effective portion of the change in fair value of the derivatives is reclassified out of other comprehensive income into the consolidated statements of earnings when the hedged item is recognized in the consolidated statements of earnings.

FISCAL 2025 RESULTS — 95

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of material accounting policies (continued)

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS (CONTINUED)

Cost of hedging

The Company has elected to account for forward element and foreign currency basis spread of forward contracts and cross-currency swaps as costs of hedging. In such cases, the deferred costs (gains) of hedging, net of applicable income taxes, are recognized as a separate component of the accumulated other comprehensive income and reclassified in the consolidated statements of earnings when the hedged item is derecognized.

EMPLOYEE BENEFITS

The Company operates both defined benefit and defined contribution post-employment benefit plans.

The cost of defined contribution plans is charged to the consolidated statements of earnings on the basis of contributions payable by the Company during the year.

For defined benefit plans, the defined benefit obligations are calculated by independent actuaries using the projected unit credit method. The retirement benefits obligations in the consolidated balance sheets represent the present value of the defined benefit obligations as reduced by the fair value of plan assets on a plan by plan basis. The retirement benefits assets are recognized to the extent that the Company can benefit from refunds or a reduction in future contributions. Retirement benefits plans that are funded by the payment of insurance premiums are treated as defined contribution plans unless the Company has an obligation either to pay the benefits directly when they fall due or to pay further amounts if assets accumulated with the insurer do not cover all future employee benefits. In such circumstances, the plan is treated as a defined benefit plan.

Insurance policies are treated as plan assets of a defined benefit plan if the proceeds of the policy:

-	Can only be used to fund employee benefits;

-	Are not available to the Company’s creditors; and

-	Either cannot be paid to the Company unless the proceeds represent surplus assets not needed to meet all the benefit obligations or are a reimbursement for benefits already paid by the Company.

Insurance policies that do not meet the above criteria are treated as non-current investments and are held at fair value as long-term financial assets in the consolidated balance sheets.

The actuarial valuations used to determine the cost of defined benefit pension plans and their present value involve making assumptions such as discount rates, future salary and pension increases, inflation rates and mortality. Any changes in assumptions will impact the carrying amount of pension obligations. In determining the appropriate discount rate, management considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

The current service cost is recognized in the consolidated statements of earnings under costs of services, selling and administrative. The net interest cost calculated by applying the discount rate to the net defined benefit liabilities or assets is recognized as net finance cost or income. When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefits that relates to past services or the gains or losses on curtailment is recognized immediately in the consolidated statements of earnings. The gains or losses on the settlement of a defined benefit plan are recognized when the settlement occurs.

Remeasurements on defined benefit plans include actuarial gains and losses, changes in the effect of the asset ceiling and the return on plan assets, excluding the amount included in net interest on the net defined liabilities or assets. Remeasurements are charged or credited to other comprehensive income in the period in which they arise.

96 — Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of material accounting policies (continued)

ADOPTION OF ACCOUNTING STANDARD AMENDMENTS

The following standard amendments have been adopted by the Company on October 1, 2024:

Classification of Liabilities as Current or Non-current and Information about long-term debt with covenants – Amendments to IAS 1

In January 2020, the IASB amended IAS 1 Presentation of Financial Statements, clarifying that the classification of liabilities as current or non-current is based on existing rights at the end of the reporting period, independent of whether the Company will exercise its right to defer settlement of a liability. Subsequently, in October 2022, the IASB introduced additional amendments to IAS 1, emphasizing that covenants for long-term debt, regardless whether the covenants were compliant after the reporting date, should not affect debt classification; instead, companies are required to disclose information about these covenants in the notes accompanying their financial statements.

Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7

In May 2023, the IASB amended IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to introduce new disclosure requirements to enhance the transparency on supplier finance arrangements and their impact on the Company’s liabilities, cash flows and liquidity exposure. The new disclosure requirements include information such as terms and conditions, the carrying amount of liabilities, the range of payment due dates, non-cash changes and liquidity risk information around supplier finance arrangements.

The implementation of these standard amendments resulted in no impact on the Company’s consolidated financial statements.

ACCOUNTING STANDARD CLARIFICATIONS

International Financial Reporting Interpretations Committee (“IFRIC”) Agenda Decision on Segment Reporting

In 2024, the IFRS Interpretations Committee issued an agenda decision clarifying disclosure requirements for reportable segments under IFRS 8 Operating Segments. The decision emphasizes the need to disclose certain specified items if these are included in the measure of segment profit or loss reviewed by the Chief Operating Decision Maker (CODM) or are otherwise regularly provided to the CODM, even if not included in that measure of segment profit or loss. Following its evaluation of the IFRIC agenda decision, the Company has expanded its segment disclosures to reflect salaries, other employee costs and contracted labour costs. The comparative financial information has been updated accordingly.

FISCAL 2025 RESULTS — 97

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of material accounting policies (continued)

FUTURE ACCOUNTING STANDARD CHANGES

The following standard amendments have been issued and will be effective as of October 1, 2026 for the Company, with earlier application permitted. The Company is in the process of evaluating the impact that these standard amendments may have on its consolidated financial statements.

Classification and measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments, which amend IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. The standard amendments clarify that a financial liability is derecognized on the settlement date, specifically when the related obligation is discharged or cancelled or expires or the liability otherwise qualified for derecognition. Furthermore, they clarify the treatment of non-recourse assets and contractually linked instruments and they introduce additional disclosures for financial assets and liabilities with contractual terms that reference a contingent event, and equity instruments classified at fair value through other comprehensive income. The new requirements will be applied retrospectively. An entity is required to disclose information about financial assets that change their measurement category due to the standard amendments.

The following standard has been issued by the IASB and will be effective as of October 1, 2027 for the Company, with earlier application permitted. The Company is in the process of evaluating the impact of this standard on its consolidated financial statements.

IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements which is set to replace IAS 1 Presentation of Financial Statements. The new IFRS accounting standard is aimed to improve comparability and transparency of communication in financial statements. While a number of sections from IAS 1 have been brought forward to IFRS 18, the standard introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. It also requires disclosure of management-defined financial performance measures used in public communications outside financial statements and includes new requirements for aggregation and disaggregation of financial information based on the identified roles of the primary financial statements and the notes. Retrospective application is required in both annual and interim financial statements.

4.	Accounts receivable

	As at September 30, 2025	As at September 30, 2024

	$	$

Trade (Note 32)	1,343,282	1,117,712

Tax credits and R&D tax credits	167,599	149,955

Other	102,896	130,735

	1,613,777	1,398,402

5.	Funds held for clients

	As at September 30, 2025	As at September 30, 2024

	$	$

Cash (Note 32)	704,503	233,584

Short-term investments	33,001	50,000

Long-term bonds (Note 32)	240,932	223,196

	978,436	506,780

98 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

6.	Property, plant and equipment

	Land and buildings	Leasehold improvements	Furniture, fixtures and equipment	Computer equipment	Total
	$	$	$	$	$

Cost

As at September 30, 2024	80,530	253,250	145,201	624,319	1,103,300

Additions	2,378	29,004	6,729	81,430	119,541

Additions - business acquisitions (Note 27)	737	7,327	4,130	3,201	15,395

Disposals/retirements	(2,857)	(28,914)	(8,566)	(85,580)	(125,917)

Foreign currency translation adjustment	2,406	9,194	4,816	26,844	43,260

As at September 30, 2025	83,194	269,861	152,310	650,214	1,155,579

Accumulated depreciation

As at September 30, 2024	25,983	173,539	90,258	446,697	736,477

Depreciation expense (Note 24)	3,535	25,166	13,219	92,323	134,243

Impairment (Note 24)	—	1,532	215	139	1,886

Disposals/retirements	(1,432)	(28,914)	(8,566)	(85,580)	(124,492)

Foreign currency translation adjustment	921	7,086	2,751	18,807	29,565

As at September 30, 2025	29,007	178,409	97,877	472,386	777,679

Net carrying amount as at September 30, 2025	54,187	91,452	54,433	177,828	377,900

	Land and buildings	Leasehold improvements	Furniture, fixtures and equipment	Computer equipment	Total
	$	$	$	$	$

Cost

As at September 30, 2023	81,381	256,804	149,271	620,371	1,107,827

Additions	6,032	17,724	12,253	72,515	108,524

Additions - business acquisitions (Note 27)	—	96	196	1,086	1,378

Disposals/retirements	(10,236)	(27,142)	(19,273)	(86,710)	(143,361)

Foreign currency translation adjustment	3,353	5,768	2,754	17,057	28,932

As at September 30, 2024	80,530	253,250	145,201	624,319	1,103,300

Accumulated depreciation

As at September 30, 2023	26,979	165,260	94,710	431,602	718,551

Depreciation expense (Note 24)	2,550	28,974	12,988	90,306	134,818

Impairment (Note 24)	115	1,966	465	149	2,695

Disposals/retirements	(4,985)	(26,945)	(19,273)	(86,710)	(137,913)

Foreign currency translation adjustment	1,324	4,284	1,368	11,350	18,326

As at September 30, 2024	25,983	173,539	90,258	446,697	736,477

Net carrying amount as at September 30, 2024	54,547	79,711	54,943	177,622	366,823

FISCAL 2025 RESULTS — 99

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

7.	Right-of-use assets

	Properties	Motor vehicles and others	Computer equipment	Total
	$	$	$	$

Cost

As at September 30, 2024	1,043,012	201,611	10,174	1,254,797

Additions	68,633	53,803	1,428	123,864

Additions - business acquisitions (Note 27)	65,561	935	—	66,496

Change in estimates and lease modifications	25,972	—	—	25,972

Disposals/retirements	(98,942)	(52,781)	(5,944)	(157,667)

Foreign currency translation adjustment	57,560	11,460	433	69,453

As at September 30, 2025	1,161,796	215,028	6,091	1,382,915

Accumulated depreciation

As at September 30, 2024	683,857	95,723	9,102	788,682

Depreciation expense (Note 24)	98,195	39,161	884	138,240

Impairment (Note 24)	22,549	—	—	22,549

Disposals/retirements	(98,605)	(46,327)	(5,944)	(150,876)

Foreign currency translation adjustment	36,590	5,223	520	42,333

As at September 30, 2025	742,586	93,780	4,562	840,928

Net carrying amount as at September 30, 2025	419,210	121,248	1,529	541,987

	Properties	Motor vehicles and others	Computer equipment	Total
	$	$	$	$

Cost

As at September 30, 2023	1,022,910	199,501	38,943	1,261,354

Additions	46,289	41,968	208	88,465

Additions - business acquisitions (Note 27)	2,341	—	—	2,341

Change in estimates and lease modifications	18,422	—	—	18,422

Disposals/retirements	(81,524)	(46,014)	(29,942)	(157,480)

Foreign currency translation adjustment	34,574	6,156	965	41,695

As at September 30, 2024	1,043,012	201,611	10,174	1,254,797

Accumulated depreciation

As at September 30, 2023	644,021	98,800	36,212	779,033

Depreciation expense (Note 24)	89,198	35,507	1,910	126,615

Impairment (Note 24)	10,119	—	—	10,119

Disposals/retirements	(80,766)	(41,970)	(29,942)	(152,678)

Foreign currency translation adjustment	21,285	3,386	922	25,593

As at September 30, 2024	683,857	95,723	9,102	788,682

Net carrying amount as at September 30, 2024	359,155	105,888	1,072	466,115

100 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

8.	Contract costs

		As at September 30, 2025			As at September 30, 2024
	Cost	Accumulated amortization and impairment	Net carrying amount	Cost	Accumulated amortization and impairment	Net carrying amount
	$	$	$	$	$	$

Transition costs	690,012	323,563	366,449	610,971	274,243	336,728

Incentives	18,757	14,274	4,483	51,045	43,744	7,301

	708,769	337,837	370,932	662,016	317,987	344,029

9.	Intangible assets

	Software	Software internally developed	Business solutions acquired	Business solutions internally developed	Client relationships and backlog	Total
	$	$	$	$	$	$

Cost

As at September 30, 2024	256,178	113,070	81,776	928,297	1,412,161	2,791,482

Additions	69,939	7,356	—	94,334	—	171,629

Business acquisitions (Note 27)	731	16	—	—	202,954	203,701

Disposals/retirements	(62,037)	(5,829)	(5,296)	(7,837)	—	(80,999)

Foreign currency translation adjustment	7,336	1,362	2,762	34,576	79,093	125,129

As at September 30, 2025	272,147	115,975	79,242	1,049,370	1,694,208	3,210,942

Accumulated amortization and impairment

As at September 30, 2024	193,111	84,988	63,320	544,463	1,187,025	2,072,907

Amortization expense (Note 24)	55,579	11,710	3,137	83,228	77,985	231,639

Impairment (Note 24)	—	—	1,170	5,774	—	6,944

Disposals/retirements	(62,037)	(5,829)	(5,296)	(7,837)	—	(80,999)

Foreign currency translation adjustment	4,463	1,045	2,607	18,954	65,376	92,445

As at September 30, 2025	191,116	91,914	64,938	644,582	1,330,386	2,322,936

Net carrying amount as at September 30, 2025	81,031	24,061	14,304	404,788	363,822	888,006

	Software	Software internally developed	Business solutions acquired	Business solutions internally developed	Client relationships and backlog	Total
	$	$	$	$	$	$

Cost

As at September 30, 2023	228,673	110,225	90,139	841,740	1,248,069	2,518,846

Additions	50,534	7,720	—	100,810	—	159,064

Business acquisitions (Note 27)	69	—	—	—	124,330	124,399

Disposals/retirements	(26,301)	(5,806)	(9,672)	(20,221)	—	(62,000)

Foreign currency translation adjustment	3,203	931	1,309	5,968	39,762	51,173

As at September 30, 2024	256,178	113,070	81,776	928,297	1,412,161	2,791,482

Accumulated amortization and impairment

As at September 30, 2023	175,238	75,187	67,954	474,462	1,102,902	1,895,743

Amortization expense (Note 24)	40,088	14,810	3,838	77,701	49,304	185,741

Impairment (Note 24)	1,439	131	—	10,004	—	11,574

Disposals/retirements	(26,301)	(5,806)	(9,672)	(20,221)	—	(62,000)

Foreign currency translation adjustment	2,647	666	1,200	2,517	34,819	41,849

As at September 30, 2024	193,111	84,988	63,320	544,463	1,187,025	2,072,907

Net carrying amount as at September 30, 2024	63,067	28,082	18,456	383,834	225,136	718,575

FISCAL 2025 RESULTS — 101

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

10.	Other long-term assets

	As at September 30, 2025	As at September 30, 2024
	$	$

Long-term prepaid services	29,169	24,061

Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights (Note 17)	20,139	19,675

Retirement benefits assets (Note 17)	55,156	22,446

Deposits	18,609	13,503

Deferred financing fees	2,434	2,425

Other	17,813	28,330

	143,320	110,440

11.	Long-term financial assets

	As at September 30, 2025	As at September 30, 2024
	$	$

Deferred compensation plan assets (Notes 17 and 32)	125,388	112,270

Long-term investments (Note 32)	27,687	24,209

Long-term receivables	8,509	10,114

Long-term derivative financial instruments (Note 32)	854	2,644

	162,438	149,237

102 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

12.	Goodwill

Effective October 1, 2024, the Company realigned its management structure, resulting in the reorganization of its operating segments (Note 29). The former operating segments of Scandinavia and Central Europe (Germany, Sweden, and Norway) and Northwest and Central-East Europe (primarily Netherlands, Denmark, and Czech Republic) were reorganized into Scandinavia, Northwest, and Central-East Europe operating segment (primarily Sweden, Netherlands, Norway, Denmark, and Czech Republic), and Germany operating segment. As a result, the Company is managed through the following nine operating segments: Western and Southern Europe (primarily France, Portugal and Spain); United States (U.S.) Commercial and State Government; U.S. Federal; Canada; Scandinavia, Northwest and Central-East Europe (primarily Sweden, Netherlands, Norway, Denmark and Czech Republic); United Kingdom (U.K.) and Australia; Germany; Finland, Poland and Baltics; and Asia Pacific Global Delivery Centers of Excellence (mainly India and Philippines) (Asia Pacific).

Due to the changes in operating segments and that CGUs correspond to the operating segments, the Company reallocated goodwill to the revised CGUs using their relative fair value. There were no triggering events for an early impairment test before the reclassification.

The operating segments reflect the fiscal year 2025 revised management structure and the way that the CODM, who is the President and Chief Executive Officer of the Company, evaluates the business.

The Company completed the annual impairment test during the fourth quarter of the fiscal year 2025 and did not identify any impairment.

The movements in goodwill were as follows:

	Western and Southern Europe	U.S. Commercial and State Government	U.S. Federal	Canada	Scandinavia, Northwest and Central- East Europe[1]	U.K. and Australia	Germany	Finland, Poland and Baltics	Asia Pacific	Total
	$	$	$	$	$	$	$	$	$	$

As at September 30, 2024	1,635,707	1,298,257	1,484,296	1,142,148	2,021,014	980,940	—	637,177	270,837	9,470,376

Goodwill reallocation	—	—	—	—	(733,992)	—	733,992	—	—	—

Business acquisitions (Note 27)	217,519	237,886	47,507	28,750	—	1,143,403	45,702	—	—	1,720,767

Foreign currency translation adjustment	143,498	35,124	46,908	—	125,423	81,110	68,568	54,312	(1,304)	553,639

As at September 30, 2025	1,996,724	1,571,267	1,578,711	1,170,898	1,412,445	2,205,453	848,262	691,489	269,533	11,744,782

[1]

As at September 30, 2024, the goodwill of Scandinavia and Central Europe of $1,462,970 and Northwest and Central-East Europe of $558,044, under the old management structure, were combined for presentation purposes.

Key assumptions in goodwill impairment testing

The key assumptions for the CGUs are disclosed in the following tables for the years ended September 30:

2025	Western and Southern Europe	U.S. Commercial and State Government	U.S. Federal	Canada	Scandinavia, Northwest and Central- East Europe	U.K. and Australia	Germany	Finland, Poland and Baltics	Asia Pacific
	%	%	%	%	%	%	%	%	%

Pre-tax WACC	9.7	11.3	11.4	9.1	8.5	11.1	10.1	9.9	15.9

Long-term growth rate of net operating cash flows[1]	2.0	2.0	2.0	2.0	2.0	2.0	1.9	2.0	2.0

2024	Western and Southern Europe	U.S. Commercial and State Government	U.S. Federal	Canada	Scandinavia and Central Europe	U.K. and Australia	Northwest and Central- East Europe	Finland, Poland and Baltics	Asia Pacific
	%	%	%	%	%	%	%	%	%

Pre-tax WACC	10.3	11.4	10.3	10.9	10.0	11.5	10.2	10.3	17.8

Long-term growth rate of net operating cash flows[1]	2.0	2.0	2.0	2.0	2.0	2.0	2.0	2.0	2.0

[1]	The long-term growth rate is based on the lower of published industry research growth and 2.0%.

FISCAL 2025 RESULTS — 103

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

13.	Provisions

	Severances[1]	Decommissioning liabilities[2]	Others[3]	Total
	$	$	$	$

As at September 30, 2024	12,003	20,038	14,381	46,422

Additional provisions	217,475	7,719	21,114	246,308

Utilized amounts	(95,650)	(647)	(8,496)	(104,793)

Reversals of unused amounts	(3,819)	(628)	(6,287)	(10,734)

Discount rate adjustment and imputed interest	—	297	136	433

Foreign currency translation adjustment	4,307	1,159	894	6,360

As at September 30, 2025	134,316	27,938	21,742	183,996

Current portion	119,850	6,786	17,695	144,331

Non-current portion	14,466	21,152	4,047	39,665

[1]	See Note 25, Restructuring, acquisition and related integration costs.

[2]

As at September 30, 2025, the decommissioning liabilities were based on the expected cash flows of $26,718,000 and were discounted at a weighted average rate of 1.73%. The timing of settlements of these obligations ranges between one and fifteen years as at September 30, 2025. The reversals of unused amounts are due to favourable settlements.

[3]

As at September 30, 2025, others included provisions on revenue-generating contracts, onerous supplier contracts mainly under the restructuring, the cost optimization program and related integration costs (Note 25), as well as litigation and claims.

14.	Long-term debt

	As at September 30, 2025	As at September 30, 2024
	$	$

2021 U.S. Senior Notes of $835,860 (U.S. $600,000) repayable in September 2026 and of $557,240 (U.S. $400,000) repayable in September 2031[1]	1,386,564	1,342,758

2021 CAD Senior Notes of $600,000 repayable in September 2028[2]	597,892	597,212

2024 CAD Senior Notes of $300,000 repayable in September 2027 and of $450,000 repayable in September 2029[3]	747,001	746,144

2025 U.S. Senior Notes of $905,515 (U.S $650,000) repayable in March 2030[4]	894,509	—

Other long-term debt	11,869	2,194

	3,637,835	2,688,308
Current portion	845,253	999

	2,792,582	2,687,309

[1]

The senior unsecured notes issued in 2021 of U.S. $1,000,000,000 (2021 U.S. Senior Notes) are comprised of two series of senior unsecured notes with a weighted average maturity of 3 years and a weighted average interest rate of 1.79%. As at September 30, 2025, these represent an amount of $1,393,100,000, less financing fees.

[2]	The senior unsecured notes issued in 2021 of $600,000,000 (2021 CAD Senior Notes), less financing fees, are due in September 2028, with an interest rate of 2.10%.

[3]

The senior unsecured notes issued in 2024 of $750,000,000 (2024 CAD Senior Notes), less financing fees, are comprised of two series of senior unsecured notes with a weighted average maturity of 3 years and a weighted average interest rate of 4.08% as at September 30 2025.

[4]

In March 2025, the Company issued senior unsecured notes (2025 U.S. Senior Notes) for a total principal amount of U.S. $650,000,000, less financing fees. This issuance is comprised of one series of notes with a maturity of 5 years at an interest rate of 4.95%.

The Company has an unsecured committed revolving credit facility available for an amount of $1,500,000,000 that expires in October 2029. This facility bears interest at variable reference rate benchmarks, plus a variable margin that is determined based on the Company’s credit rating. As at September 30, 2025, there was no amount drawn upon this facility. An amount of $3,752,000 has been committed against this facility to cover various letters of credit issued for clients and other parties. On October 30, 2025, the unsecured committed revolving credit facility was extended by one year to October 30, 2030 and can be further extended. There were no material changes in the terms and conditions including interest rates and banking covenants. The unsecured committed revolving credit facility contains covenants that require the Company to maintain certain financial ratios (Note 33). As at September 30, 2025, the Company was in compliance with these covenants.

104 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

15.	Other long-term liabilities

	As at September 30, 2025	As at September 30, 2024
	$	$

Deferred revenue	153,872	137,450

Deferred compensation plan liabilities (Note 17)	139,317	124,447

Other	47,984	39,185

	341,173	301,082

16. Income taxes

	Year ended September 30
	2025	2024
	$	$
Current income tax expense

Current income tax expense in respect of the current year	628,169	731,338

Adjustments recognized in the current year in relation to the income tax (recovery) expense of prior years	(44,889)	12,998

Total current income tax expense	583,280	744,336

Deferred income tax expense (recovery)

Deferred income tax recovery relating to the origination and reversal of temporary differences	(33,531)	(118,893)

Deferred income tax recovery relating to changes in tax rates	(1,619)	—

Adjustments recognized in the current year in relation to the deferred income tax expense (recovery) of prior years	35,775	(27,207)

Total deferred income tax expense (recovery)	625	(146,100)

Total income tax expense	583,905	598,236

The Company’s effective income tax rate differs from the combined Federal and Provincial Canadian statutory tax rate as follows:

	Year ended September 30
	2025	2024
	%	%

Company’s statutory tax rate	26.5	26.5

Effect of foreign tax rate differences	(0.7)	(0.3)

Final determination from agreements with tax authorities and expirations of statutes of limitations	(0.4)	(0.3)

Non-deductible and tax exempt items	0.5	0.3

Recognition of previously unrecognized temporary differences	—	(0.3)

Minimum income tax charge	0.2	0.2

Changes in tax laws and rates	(0.1)	—

Effective income tax rate	26.0	26.1

FISCAL 2025 RESULTS — 105

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Income taxes (continued)

The continuity schedule of deferred tax balances is as follows:

	As at September 30, 2024	Additions from business acquisitions	Recognized in earnings	Recognized in other comprehensive income	Recognized in equity	Foreign currency translation adjustment and other	As at September 30, 2025
	$	$	$	$	$	$	$

Accounts payable, accrued compensation and liabilities, provisions, and other long-term liabilities	132,021	—	(13,894)	—	(5,811)	3,933	116,249

Tax benefits on losses carried forward	51,180	—	618	—	—	2,164	53,962

Retirement benefits obligations	27,034	—	2,297	(13,062)	—	2,125	18,394

Capitalized research and development	174,467	—	18,545	—	—	5,370	198,382

Lease liabilities	156,479	4,360	(712)	—	—	7,925	168,052

PP&E, contract costs, intangible assets and other long-term assets	(73,149)	(44,860)	(4,353)	—	—	(4,801)	(127,163)

Right-of-use assets	(123,982)	(4,360)	3,237	—	—	(6,800)	(131,905)

Work in progress	(15,621)	—	(3,593)	—	—	(857)	(20,071)

Goodwill	(93,682)	—	(20,157)	—	—	(2,949)	(116,788)

Refundable tax credits on salaries	(24,943)	(532)	6,257	—	—	(25)	(19,243)

Cash flow and net investment hedges	14,060	—	26	5,873	—	294	20,253

Other	(2,429)	—	11,103	(285)	—	(900)	7,489

Deferred taxes, net	221,435	(45,392)	(626)	(7,474)	(5,811)	5,479	167,611

	As at September 30, 2023	Additions from business acquisitions	Recognized in earnings	Recognized in other comprehensive income	Recognized in equity	Foreign currency translation adjustment and other	As at September 30, 2024
	$	$	$	$	$	$	$

Accounts payable, accrued compensation and liabilities, provisions, and other long-term liabilities	112,599	—	20,946	—	(3,599)	2,075	132,021

Tax benefits on losses carried forward	56,078	—	(7,265)	—	—	2,367	51,180

Retirement benefits obligations	27,243	—	795	(356)	—	(648)	27,034

Capitalized research and development	92,880	—	82,302	—	—	(715)	174,467

Lease liabilities	169,288	—	(16,919)	—	—	4,110	156,479

PP&E, contract costs, intangible assets and other long-term assets	(123,717)	—	49,457	—	—	1,111	(73,149)

Right-of-use assets	(143,411)	—	23,077	—	—	(3,648)	(123,982)

Work in progress	(14,372)	—	(926)	—	—	(323)	(15,621)

Goodwill	(87,259)	—	(6,346)	—	—	(77)	(93,682)

Refundable tax credits on salaries	(22,568)	—	(2,478)	—	—	103	(24,943)

Cash flow and net investment hedges	(4,010)	—	14,164	5,374	—	(1,468)	14,060

Other	11,600	—	(10,707)	(3,462)	—	140	(2,429)

Deferred taxes, net	74,351	—	146,100	1,556	(3,599)	3,027	221,435

106 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Income taxes (continued)

The deferred tax balances are presented as follows in the consolidated balance sheets:

	As at September 30, 2025	As at September 30, 2024
	$	$

Deferred tax assets	239,284	242,567

Deferred tax liabilities	(71,673)	(21,132)

	167,611	221,435

As at September 30, 2025, the Company had $203,415,000 ($195,358,000 as at September 30, 2024) in operating tax losses carried forward, of which $63,937,000 ($39,077,000 as at September 30, 2024) expire at various dates from 2041 to 2043 and $139,478,000 ($156,281,000 as at September 30, 2024) have no expiry dates. As at September 30, 2025, a deferred income tax asset of $48,989,000 ($46,564,000 as at September 30, 2024) has been recognized on $188,978,000 ($180,647,000 as at September 30, 2024) of these losses. The deferred income tax assets are recognized only to the extent that it is probable that taxable income will be available against which the unused tax losses can be utilized. As at September 30, 2025, the Company had $14,437,000 ($14,711,000 as at September 30, 2024) of the unrecognized operating tax losses that have no expiry dates.

As at September 30, 2025, the Company had $471,820,000 ($470,177,000 as at September 30, 2024) in non-operating tax losses carried forward that have no expiry dates. As at September 30, 2025, a deferred income tax asset of $4,973,000 ($4,616,000 as at September 30, 2024) has been recognized on $19,254,000 ($17,869,000 as at September 30, 2024) of these losses. As at September 30, 2025, the Company had $452,566,000 ($452,308,000 as at September 30, 2024) of unrecognized non-operating tax losses.

As at September 30, 2025, the Company had $667,609,000 ($1,315,252,000 as at September 30, 2024) of cash and cash equivalents held by foreign subsidiaries. The tax implications of the repatriation of cash and cash equivalents not considered indefinitely reinvested have been accounted for and will not materially affect the Company’s liquidity. In addition, the Company has not recorded deferred tax liabilities on undistributed earnings of $11,167,109,000 ($9,308,421,000 as at September 30, 2024) coming from its foreign subsidiaries as they are considered indefinitely reinvested. Upon distribution of these earnings in the form of dividends or otherwise, the Company may be subject to taxation.

Organization for Economic Co-operation and Development (OECD) Pillar Two Rules

The company is subject to the minimum top-up tax under the Pillar two tax legislation. The current tax recorded during the year is nil.

The company has applied the temporary recognition exception in relation to accounting and disclosure for deferred taxes arising from the implementation of the Pillar two rules.

FISCAL 2025 RESULTS — 107

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits

The Company operates various post-employment plans, including defined benefit and defined contribution pension plans as well as other benefit plans for its employees.

DEFINED BENEFIT PLANS

The Company operates defined benefit pension plans primarily for the benefit of employees in the U.K., France and Germany, with smaller plans in other countries. The benefits are based on pensionable salary and years of service and most of them are funded with assets held in separate funds.

The defined benefit plans expose the Company to interest risk, inflation risk, longevity risk, currency risk and market investment risk.

The following description focuses mainly on plans registered in the U.K., France and Germany:

U.K.

In the U.K., the Company has three defined benefit pension plans, the CMG U.K. Pension Scheme, the Logica U.K. Pension & Life Assurance Scheme and the Logica Defined Benefit Pension Plan.

The CMG U.K. Pension Scheme is closed to new employees and is closed to further accrual of rights for existing employees. The Logica U.K. Pension & Life Assurance Scheme is still open but only for employees who come from the civil service with protected pensions. The Logica Defined Benefit Pension Plan is closed to new employees and is closed to further accrual of rights for existing employees. The plan was created to mirror the Electricity Supply Pension Scheme and was created for employees that worked for National Grid and Welsh Water with protected benefits.

Both the Logica U.K. Pension & Life Assurance Scheme and the Logica Defined Benefit Pension Plan are employer and employee based contribution plans.

The trustees are the custodians of the defined benefit pension plans and are responsible for the plan administration, including investment strategies. The trustees review periodically the investment and the asset allocation policies. As such, the CMG U.K. Pension Scheme policy is to target an allocation up to a maximum of 65% to return-seeking assets such as equities; the Logica U.K. Pension & Life Assurance Scheme policy is to invest 15% of the scheme assets in equities and 85% in bonds; and the Logica Defined Benefit Pension Plan policy is to invest 10% of the plan assets in equities and 90% in bonds.

The U.K. Pensions Act 2004 requires that full formal actuarial valuations are carried out at least every three years to determine the contributions that the Company should pay in order for the plan to meet its statutory objective, taking into account the assets already held. In the interim years, the trustees need to obtain estimated funding updates unless the scheme has less than 100 employees in total.

The new funding actuarial valuations of the three defined benefit pension plans described above are being performed at September 30, 2025 and the results are expected to be available by December 31, 2025. In the meantime, the Company followed the last funding actuarial valuations from 2022 as at September 30, 2025:

–

The actuarial valuation of the CMG U.K. Pension Scheme reported a surplus of $38,071,000. It specified that no supplementary contributions were required in order to reach the plan funding objectives. Since January 1, 2022, the Company did not contribute to the plan; and

–

The actuarial valuation of the Logica U.K. Pension & Life Assurance Scheme reported a surplus of $94,000. It specified that no supplementary contributions were required in order to reach the plan funding objectives. During fiscal 2025, the Company contributed an amount of $367,000 to cover service costs; and

–

The actuarial valuation of the Logica Defined Benefit Pension Plan reported a surplus of $19,547,000. It specified that no supplementary contributions were required in order to reach the plan funding objectives. Since November 30, 2019, the Company did not contribute to the plan.

108 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

France

In France, the retirement indemnities are provided in accordance with the Labour Code. Upon retirement, employees receive an indemnity, depending on the salary and seniority in the Company, in the form of a lump-sum payment.

Germany

In Germany, the Company has numerous defined benefit pension plans which are all closed to new employees. In the majority of the plans, upon retirement of employees, the benefits are in the form of a monthly pension and in a few plans, the employees receive an indemnity in the form of a lump-sum payment. There are no mandatory funding requirements. The plans are funded by the contributions made by the Company. In some plans, insurance policies are taken out to fund retirement benefit plans. These do not qualify as plan assets and are presented as reimbursement rights, unless they are part of a reinsured support fund or are pledged to the employees.

The following tables present amounts for post-employment benefits plans included in the consolidated balance sheets:

As at September 30, 2025	U.K.	France	Germany	Other	Total
	$	$	$	$	$

Defined benefit obligations	(555,956)	(99,215)	(77,086)	(119,014)	(851,271)

Fair value of plan assets	611,040	—	13,254	83,418	707,712

	55,084	(99,215)	(63,832)	(35,596)	(143,559)

Fair value of reimbursement rights	—	—	19,752	387	20,139

Net asset (liability) recognized in the balance sheet	55,084	(99,215)	(44,080)	(35,209)	(123,420)

Presented as:

Other long-term assets (Note 10)

Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights	—	—	19,752	387	20,139

Retirement benefits assets	55,084	—	—	72	55,156

Retirement benefits obligations	—	(99,215)	(63,832)	(35,668)	(198,715)

	55,084	(99,215)	(44,080)	(35,209)	(123,420)

As at September 30, 2024	U.K.	France	Germany	Other	Total
	$	$	$	$	$

Defined benefit obligations	(620,308)	(95,366)	(74,715)	(107,559)	(897,948)

Fair value of plan assets	642,538	—	12,599	74,891	730,028

	22,230	(95,366)	(62,116)	(32,668)	(167,920)

Fair value of reimbursement rights	—	—	19,300	375	19,675

Net asset (liability) recognized in the balance sheet	22,230	(95,366)	(42,816)	(32,293)	(148,245)

Presented as:

Other long-term assets (Note 10)

Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights	—	—	19,300	375	19,675

Retirement benefits assets	22,230	—	—	216	22,446

Retirement benefits obligations	—	(95,366)	(62,116)	(32,884)	(190,366)

	22,230	(95,366)	(42,816)	(32,293)	(148,245)

FISCAL 2025 RESULTS — 109

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Defined benefit obligations	U.K.	France	Germany	Other	Total
	$	$	$	$	$

As at September 30, 2024	620,308	95,366	74,715	107,559	897,948

Current service cost	336	7,402	376	8,176	16,290

Interest cost	30,485	3,234	2,473	4,989	41,181

Past service cost	—	—	—	2,521	2,521

Business acquisitions (Note 27)	—	7,860	—	—	7,860

Actuarial gains due to change in financial assumptions[1]	(61,738)	(12,876)	(2,563)	(2,805)	(79,982)

Actuarial (gains) losses due to change in demographic assumptions[1]	(10,673)	(958)	—	11	(11,620)

Actuarial (gains) losses due to experience[1]	(10,443)	(6,719)	(125)	62	(17,225)

Plan participant contributions	57	—	—	164	221

Benefits paid from the plan	(32,269)	—	(156)	(3,819)	(36,244)

Benefits paid directly by employer	—	(2,793)	(4,069)	(909)	(7,771)

Foreign currency translation adjustment[1]	19,893	8,699	6,435	3,065	38,092

As at September 30, 2025	555,956	99,215	77,086	119,014	851,271

Defined benefit obligations of unfunded plans	—	99,215	—	22,007	121,222

Defined benefit obligations of funded plans	555,956	—	77,086	97,007	730,049

As at September 30, 2025	555,956	99,215	77,086	119,014	851,271

Defined benefit obligations	U.K.	France	Germany	Other	Total
	$	$	$	$	$

As at September 30, 2023	535,633	78,612	67,706	92,703	774,654

Current service cost	946	6,114	373	6,732	14,165

Interest cost	30,561	3,378	2,738	5,009	41,686

Actuarial losses due to change in financial assumptions[1]	29,444	10,088	4,948	3,405	47,885

Actuarial losses due to change in demographic assumptions[1]	—	111	—	338	449

Actuarial (gains) losses due to experience[1]	(1,222)	(5,100)	(787)	794	(6,315)

Plan participant contributions	86	—	—	162	248

Benefits paid from the plan	(27,712)	—	(503)	(3,536)	(31,751)

Benefits paid directly by employer	—	(2,033)	(3,192)	(496)	(5,721)

Foreign currency translation adjustment[1]	52,572	4,196	3,432	2,448	62,648

As at September 30, 2024	620,308	95,366	74,715	107,559	897,948

Defined benefit obligations of unfunded plans	—	95,366	—	21,600	116,966

Defined benefit obligations of funded plans	620,308	—	74,715	85,959	780,982

As at September 30, 2024	620,308	95,366	74,715	107,559	897,948

[1]	Amounts recognized in other comprehensive income.

110 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Plan assets and reimbursement rights	U.K.	France	Germany	Other	Total
	$	$	$	$	$

As at September 30, 2024	642,538	—	31,899	75,266	749,703

Interest income on plan assets	31,518	—	1,090	4,352	36,960

Employer contributions	358	2,793	4,545	8,771	16,467

Return on assets excluding interest income[1]	(48,857)	—	(2,975)	(636)	(52,468)

Plan participant contributions	57	—	—	119	176

Benefits paid from the plan	(32,269)	—	(156)	(3,819)	(36,244)

Benefits paid directly by employer	—	(2,793)	(4,069)	(909)	(7,771)

Administration expenses paid from the plan	(3,432)	—	—	—	(3,432)

Foreign currency translation adjustment[1]	21,127	—	2,672	661	24,460

As at September 30, 2025	611,040	—	33,006	83,805	727,851

Plan assets	611,040	—	13,254	83,418	707,712

Reimbursement rights	—	—	19,752	387	20,139

As at September 30, 2025	611,040	—	33,006	83,805	727,851

Plan assets and reimbursement rights	U.K.	France	Germany	Other	Total
	$	$	$	$	$

As at September 30, 2023	536,226	—	30,829	64,514	631,569

Interest income on plan assets	30,573	—	1,300	3,712	35,585

Employer contributions	426	2,033	2,804	7,714	12,977

Return on assets excluding interest income[1]	50,973	—	(906)	1,579	51,646

Plan participant contributions	86	—	—	162	248

Benefits paid from the plan	(27,712)	—	(503)	(3,536)	(31,751)

Benefits paid directly by employer	—	(2,033)	(3,192)	(496)	(5,721)

Administration expenses paid from the plan	(1,462)	—	—	—	(1,462)

Foreign currency translation adjustment[1]	53,428	—	1,567	1,617	56,612

As at September 30, 2024	642,538	—	31,899	75,266	749,703

Plan assets	642,538	—	12,599	74,891	730,028

Reimbursement rights	—	—	19,300	375	19,675

As at September 30, 2024	642,538	—	31,899	75,266	749,703

1 Amounts recognized in other comprehensive income.

FISCAL 2025 RESULTS — 111

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The plan assets at the end of the years consist of:

As at September 30, 2025	U.K.	Germany	Other	Total
	$	$	$	$

Quoted equities	196,682	—	—	196,682

Quoted bonds	159,475	—	—	159,475

Cash	22,811	—	66	22,877

Other[1]	232,072	13,254	83,352	328,678

	611,040	13,254	83,418	707,712

As at September 30, 2024	U.K.	Germany	Other	Total
	$	$	$	$

Quoted equities	260,103	—	—	260,103

Quoted bonds	158,739	—	—	158,739

Cash	3,123	—	68	3,191

Other[1]	220,573	12,599	74,823	307,995

	642,538	12,599	74,891	730,028

[1]	Other is mainly composed of quoted investment funds and various insurance policies to cover some of the defined benefit obligations.

Plan assets do not include any shares of the Company, property occupied by the Company or any other assets used by the Company.

The following table summarizes the expense1 recognized in the consolidated statements of earnings:

	Year ended September 30
	2025	2024
	$	$

Current service cost	16,290	14,165

Past service cost	2,521	—

Net interest on net defined benefit obligations or assets	4,221	6,101

Administration expenses	3,432	1,462

	26,464	21,728

[1]

The expense was presented as costs of services, selling and administrative for an amount of $18,811,000 and as net finance costs for an amount of    $7,653,000 (Note 26) ($14,165,000 and $7,563,000, respectively for the year ended September 30, 2024).

112 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Actuarial assumptions

The following are the principal actuarial assumptions calculated as weighted averages of the defined benefit obligations. The assumed discount rates, future salary and pension increases, inflation rates and mortality all have a significant effect on the accounting valuation.

As at September 30, 2025	U.K	France	Germany	Other
	%	%	%	%

Discount rate	5.76	3.70	3.70	5.09

Future salary increases	0.31	2.75	2.50	2.30

Future pension increases	2.85	—	2.10	0.29

Inflation rate	3.06	2.00	2.00	3.49

As at September 30, 2024	U.K.	France	Germany	Other
	%	%	%	%

Discount rate	5.00	3.33	3.33	5.06

Future salary increases	0.31	4.10	2.50	2.74

Future pension increases	3.01	—	2.10	0.31

Inflation rate	3.15	2.00	2.00	3.44

The average longevity over 65 of an employee presently at age 45 and 65 are as follows:

As at September 30, 2025	U.K.			Germany
		(in years	)

Longevity at age 65 for current employees

Males	21.4			21.0

Females	23.6			24.0

Longevity at age 45 for current employees

Males	22.7			24.0

Females	25.1			27.0

As at September 30, 2024	U.K.			Germany
		(in years	)
Longevity at age 65 for current employees

Males	22.1			21.0

Females	23.9			24.0

Longevity at age 45 for current employees

Males	23.5			24.0

Females	25.4			27.0

FISCAL 2025 RESULTS — 113

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Actuarial assumptions (continued)

Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in each country. Mortality assumptions for the most significant countries are based on the following post-retirement mortality tables for the year ended September 30, 2025: (1) U.K.: CMG U.K. Pension Scheme: 94% of the mortality rates in the S4PA tables for males and S4PA Middle tables for females; Logica U.K. Pension & Life Assurance Scheme: 102% of the mortality rates in the S4PA tables for males and 100% of the mortality rates in the S4PA Middle tables for females; Logica Defined Benefit Pension Plan: 100% of the mortality rates in the S4PA tables for males and S4PA Middle tables for females. For all three U.K. plans, the allowance for future mortality improvements has been updated to be in line with the CMI 2023 projections model, with core parameters and a long-term improvement rate of 1.25% p.a., (2) Germany: Heubeck RT2018G and (3) France: INSEE 2019-2021.

The following tables show the sensitivity of the defined benefit obligations to changes in the principal actuarial assumptions:

As at September 30, 2025	U.K.	France	Germany
	$	$	$

Increase of 0.25% in the discount rate	(15,218)	(2,819)	(1,725)

Decrease of 0.25% in the discount rate	15,941	2,937	1,795

Salary increase of 0.25%	88	3,040	20

Salary decrease of 0.25%	(88)	(2,929)	(18)

Pension increase of 0.25%	9,573	—	924

Pension decrease of 0.25%	(8,329)	—	(893)

Increase of 0.25% in inflation rate	10,803	3,040	924

Decrease of 0.25% in inflation rate	(10,577)	(2,929)	(893)

Increase of one year in life expectancy	13,356	686	2,044

Decrease of one year in life expectancy	(13,750)	(733)	(1,828)

As at September 30, 2024	U.K.	France	Germany
	$	$	$

Increase of 0.25% in the discount rate	(18,334)	(2,927)	(1,796)

Decrease of 0.25% in the discount rate	19,263	3,056	1,874

Salary increase of 0.25%	181	3,151	23

Salary decrease of 0.25%	(179)	(3,029)	(21)

Pension increase of 0.25%	10,675	—	948

Pension decrease of 0.25%	(9,287)	—	(913)

Increase of 0.25% in inflation rate	12,047	3,151	948

Decrease of 0.25% in inflation rate	(11,798)	(3,029)	(913)

Increase of one year in life expectancy	15,309	664	2,025

Decrease of one year in life expectancy	(15,478)	(710)	(1,809)

The sensitivity analysis above has been based on a method that extrapolates the impact on the defined benefit obligations as a result of reasonable changes in key assumptions occurring at the end of the year.

The remaining weighted average duration of the defined benefit obligations are as follows:

	Year ended September 30
	2025	2024
	(in years)

U.K.	12	13

France	16	17

Germany	9	10

Other	9	9

114 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The Company expects to contribute $9,525,000 to defined benefit plans during the next year, of which $433,000 relates to the U.K. plans, and $9,092,000 relates to the other plans.

DEFINED CONTRIBUTION PLANS

The Company also operates defined contribution pension plans. In some countries, contributions are made into the state pension plans. The pension cost for defined contribution plans amounted to $324,486,000 in 2025 ($296,470,000 in 2024).

In addition, in Sweden, the Company contributes to a multi-employer plan, Alecta SE (Alecta) pension plan, which is a defined benefit pension plan. This pension plan is classified as a defined contribution plan as sufficient information is not available to use defined benefit accounting. Alecta lacks the possibility of establishing an exact distribution of assets and provisions to the respective employers. The Company’s proportion of the total contributions to the plan is 0.63% and the Company’s proportion of the total number of active employees in the plan is 0.46%.

Alecta uses a collective funding ratio to determine the surplus or deficit in the pension plan. Any surplus or deficit in the plan will affect the amount of future contributions payable. The collective funding is the difference between Alecta’s assets and the commitments to the policy holders and insured individuals. The collective funding ratio is normally allowed to vary between 125% and 170%. As at September 30, 2025, Alecta collective funding ratio was 167% (163% in 2024). The plan expense was $26,589,000 in 2025 ($23,422,000 in 2024).

OTHER BENEFIT PLANS

As at September 30, 2025, the deferred compensation liability totaled $139,317,000 ($124,447,000 as at September 30, 2024) (Note 15) and the deferred compensation assets totaled $125,388,000 ($112,270,000 as at September 30, 2024) (Note 11). The deferred compensation liability is mainly related to plans covering some of its U.S. management. Some of the plans include assets that will be used to fund the liabilities.

For the deferred compensation plan in the U.S., a trust was established so that the plan assets could be segregated; however, the assets are subject to the Company’s general creditors in the case of bankruptcy. The assets composed of investments vary with employees’ contributions and changes in the value of the investments. The change in liabilities associated with the plan is equal to the change of the assets. The assets in the trust and the associated liabilities totaled $125,388,000 as at September 30, 2025 ($112,270,000 as at September 30, 2024).

FISCAL 2025 RESULTS — 115

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

18.	Accumulated other comprehensive income

	As at September 30, 2025	As at September 30, 2024

	$	$

Items that will be reclassified subsequently to net earnings:

Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $59,141 ($44,210 as at September 30, 2024)	1,588,980	896,259

Net losses on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $46,173 ($48,921 as at September 30, 2024)	(542,309)	(388,957)

Deferred gains of hedging on cross-currency swaps, net of accumulated income tax expense of $2,538 ($2,907 as at September 30, 2024)	17,130	19,031

Net unrealized losses on cash flow hedges, net of accumulated income tax recovery of $10,042 ($1,421 as at September 30, 2024)	(34,359)	(6,930)

Net unrealized gains on financial assets at fair value through other comprehensive income, net of accumulated income tax expense of $1,361 ($707 as at September 30, 2024)	4,328	2,447

Items that will not be reclassified subsequently to net earnings:

Net remeasurement losses on defined benefit plans, net of accumulated income tax recovery of $11,755 ($24,817 as at September 30, 2024)	(31,426)	(70,597)

	1,002,344	451,253

For the year ended September 30, 2025, $4,594,000 of the net unrealized gains on cash flow hedges, net of income tax expense of $1,627,000, previously recognized in other comprehensive income were reclassified in the consolidated statements of earnings ($10,872,000, net of income tax expense of $3,814,000, were reclassified for the year ended September 30, 2024).

For the year ended September 30, 2025, $12,169,000 of the deferred gains of hedging on cross-currency swaps, net of income tax expense of $1,859,000, were also reclassified in the consolidated statements of earnings ($12,562,000, net of income tax expense of $1,919,000, were reclassified for the year ended September 30, 2024).

19.	Capital stock

The Company’s authorized share capital is comprised of an unlimited number, all without par value, of:

–

First preferred shares, issuable in series, carrying one vote per share, each series ranking equal with other series, but prior to second preferred shares, Class A subordinate voting shares and Class B shares (multiple voting) with respect to the payment of dividends;

–

Second preferred shares, issuable in series, non-voting, each series ranking equal with other series, but prior to Class A subordinate voting shares and Class B shares (multiple voting) with respect to the payment of dividends;

–

Class A subordinate voting shares, carrying one vote per share, participating equally with Class B shares (multiple voting) with respect to the payment of dividends and convertible into Class B shares (multiple voting) under certain conditions in the event of certain takeover bids on Class B shares (multiple voting); and

–

Class B shares (multiple voting), carrying ten votes per share, participating equally with Class A subordinate voting shares with respect to the payment of dividends and convertible at any time at the option of the holder into Class A subordinate voting shares.

116 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

19.	Capital stock (continued)

For the fiscal years 2025 and 2024, the number of issued and outstanding Class A subordinate voting shares and Class B shares (multiple voting) varied as follows:

	Class A subordinate voting shares		Class B shares (multiple voting)			Total

	Number	Carrying value	Number	Carrying value	Number	Carrying value

		$		$		$

As at September 30, 2023	206,714,497	1,440,286	26,445,706	36,894	233,160,203	1,477,180

Release of Class A subordinate voting shares held in trusts	—	14,078	—	—	—	14,078

Purchased and held in trusts	—	(66,847)	—	—	—	(66,847)

Issued upon exercise of stock options	1,333,876	91,800	—	—	1,333,876	91,800

Purchased and cancelled	(6,597,158)	(45,878)	—	—	(6,597,158)	(45,878)

Conversion of shares	2,322,948	3,241	(2,322,948)	(3,241)	—	—

As at September 30, 2024	203,774,163	1,436,680	24,122,758	33,653	227,896,921	1,470,333

Release of Class A subordinate voting shares held in trusts	—	46,050	—	—	—	46,050

Purchased and held in trusts	—	(13,323)	—	—	—	(13,323)

Issued upon exercise of stock options	947,071	74,319	—	—	947,071	74,319

Purchased and cancelled	(8,781,243)	(77,462)	—	—	(8,781,243)	(77,462)

As at September 30, 2025	195,939,991	1,466,264	24,122,758	33,653	220,062,749	1,499,917

a)	Performance shares units and shares held in trusts

During the year ended September 30, 2025, 438,458 shares held in trust were released (171,751 during the year ended September 30, 2024) with a recorded value of $46,050,000 ($14,078,000 during the year ended September 30, 2024) that was removed from contributed surplus.

During the year ended September 30, 2025, the Company settled the withholding tax obligations on behalf of the employees under the Share Unit Plan for a cash payment of $52,888,000 ($15,407,000 during the year ended September 30, 2024).

During the year ended September 30, 2025, the trustees, in accordance with the terms of the Share Unit Plan and Trust Agreements, purchased 84,456 Class A subordinate voting shares of the Company on the open market (463,364 during the year ended September 30, 2024) for a total cash consideration of $13,323,000 ($66,847,000 during the year ended September 30, 2024).

As at September 30, 2025, 2,247,354 Class A subordinate voting shares were held in trusts under the Share Unit Plan (2,601,356 as at September 30, 2024).

b)	Exercises of stock options

The carrying value of Class A subordinate voting shares includes $12,330,000 which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the year ended September 30, 2025 ($15,265,000 during the year ended September 30, 2024).

FISCAL 2025 RESULTS — 117

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

19.	Capital stock (continued)

c)	Shares purchased and cancelled

On January 28, 2025, the Company’s Board of Directors authorized and subsequently received regulatory approval from the Toronto Stock Exchange (TSX) for the renewal of its Normal Course Issuer Bid (NCIB) which allows for the purchase for cancellation of up to 20,196,413 Class A subordinate voting shares on the open market through the TSX, the New York Stock Exchange (NYSE) and/or alternative trading systems or otherwise pursuant to exemption orders issued by securities regulators. The Class A subordinate voting shares were available for purchase for cancellation commencing on February 6, 2025, until no later than February 5, 2026, or on such earlier date when the Company has either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB or elects to terminate the bid.

During the year ended September 30, 2025, the Company purchased for cancellation 8,861,543 Class A subordinate voting shares (1,965,800 during the year ended September 30, 2024) under its previous and current NCIB for a total cash consideration of $1,258,466,000 ($275,218,000 during the year ended September 30, 2024) and the excess of the purchase price over the carrying value in the amount of $1,181,004,000 ($258,883,000 during the year ended September 30, 2024) was charged to retained earnings.

Of the purchased Class A subordinate voting shares, 80,300 shares with a carrying value of $708,000 and a purchase value of $9,935,000 were held by the Company and were neither paid nor cancelled as at September 30, 2025. During the year ended September 30, 2024, the Company paid for and cancelled 68,550 Class A subordinate voting shares under its previous NCIB, with a carrying value of $558,000 and for a total cash consideration of $9,177,000, which were purchased but were neither paid nor cancelled as at September 30, 2023.

On February 23, 2024, the Company entered into a private agreement with the then Founder and Executive Chairman of the Board of the Company, as well as a wholly-owned holding company, to purchase for cancellation 1,674,930 Class A subordinate voting shares under its previous NCIB for a total cash consideration of $250,000,000, excluding transaction costs of $370,000. The excess of the purchase price over the carrying value in the amount of $244,821,000 was charged to retained earnings. The 1,674,930 Class A subordinate voting shares purchased for cancellation on February 23, 2024, included 1,266,366 Class B shares (multiple voting) converted into Class A subordinate voting shares on February 23, 2024, by a holding company wholly-owned by the then Founder and Executive Chairman of the Board of the Company. The repurchase transaction was reviewed and recommended for approval by an independent committee of the Board of Directors of the Company following the receipt of an external opinion regarding the reasonableness of the financial terms of the transaction, and ultimately approved by the Board of Directors. The purchase was made pursuant to an exemption order issued by the Autorité des marchés financiers and is considered within the annual aggregate limit that the Company is entitled to purchase under its previous NCIB.

During the year ended September 30, 2024, the Company purchased for cancellation 2,887,878 Class A subordinate voting shares under its previous NCIB from the Caisse de dépôt et placement du Québec (CDPQ) for a total cash consideration of $400,000,000. The excess of the purchase price over the carrying value in the amount of $375,636,000 was charged to retained earnings. The purchase was made pursuant to an exemption order issued by the Autorité des marchés financiers and is considered within the annual aggregate limit that the Company is entitled to purchase under its previous NCIB.

During the year ended September 30, 2025, the Company recorded $22,218,000 related to a 2.0% tax on the value of Class A subordinate voting shares repurchased, net of the value of new equity issued through stock options exercised, as part of accrued liabilities and with a corresponding reduction in retained earnings ($13,565,000 during the year ended September 30, 2024). In addition, during the year ended September 30, 2025, the Company paid $25,999,000 in relation to such tax (nil during the year ended September 30, 2024).

d)	Conversion of shares

During the year ended September 30, 2024, the then Co-Founder and Advisor to the Executive Chairman of the Board of the Company converted a total of 900,000 Class B shares (multiple voting) into 900,000 Class A subordinate voting shares.

In addition, during the year ended September 30, 2024, a holding company wholly-owned by the then Founder and Executive Chairman of the Board of the Company converted a total of 1,422,948 Class B shares (multiple voting) into 1,422,948 Class A subordinate voting shares.

118 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

19.	Capital stock (continued)

e)	Dividends

During the year ended September 30, 2025, the Company declared and paid the following quarterly cash dividends to holders of Class A subordinate voting shares and Class B shares (multiple voting):

		2025		2024
Dividend Payment Month	Dividend per Share	Value	Dividend per Share	Value
December	0.15	34,133	—	—
March	0.15	34,057	—	—
June	0.15	33,580	—	—
September	0.15	33,282	—	—
		135,052		—

On November 4, 2025, the Company’s Board of Directors approved a quarterly cash dividend for holders of Class A subordinate voting shares and Class B shares (multiple voting) of $0.17 per share. This dividend is payable on December 19, 2025 to shareholders of record as of the close of business on November 21, 2025.

20.	Share-based payments

a)	Performance share units and restricted share units

The Company operates a Share Unit Plan under which the Board of Directors may grant:

–

PSUs to certain employees and officers which entitle them to receive one Class A subordinate voting share for each PSU. The vesting performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on the business day preceding December 31 of the third calendar year following the end of the fiscal year during which the PSU award was made, except in the event of retirement, termination of employment or death. Conditionally upon achievement of performance objectives, granted PSUs under the Share Unit Plan vest at the end of the four-year period.

–

RSUs to certain employees and officers which entitle them to receive one Class A subordinate voting share for each RSU. RSUs do not have any vesting performance conditions. RSUs expire on the business day preceding December 31 of the third calendar year following the end of the fiscal year during which the RSU award was made, except in the event of retirement, termination of employment or death. Granted RSUs under the Share Unit Plan vest at the end of the four-year period.

Class A subordinate voting shares purchased in connection with the Share Unit Plan are held in trusts for the benefit of the participants. The trusts, considered as structured entities, are consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 19).

FISCAL 2025 RESULTS — 119

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

20.	Share-based payments (continued)

There are currently no outstanding RSUs under the Share Unit Plan. The following table presents information concerning the number of outstanding PSUs granted by the Company under the Share Unit Plan:

Outstanding as at September 30, 2023	2,252,450

Granted[1]	799,418

Exercised (Note 19)	(280,265)

Forfeited	(243,403)

Outstanding as at September 30, 2024	2,528,200

Granted[1]	674,259

Exercised (Note 19)	(765,318)

Forfeited	(418,173)

Dividends	8,588

Outstanding as at September 30, 2025	2,027,556

[1]	The PSUs granted in 2025 had a weighted average grant date fair value of $159.44 per unit ($137.90 in 2024).

b)	Stock options

Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate voting shares to certain employees, officers and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate voting shares on the TSX on the day preceding the date of the grant. Stock options generally vest over four years from the date of grant conditionally upon achievement of performance objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death. As at September 30, 2025, 15,371,067 Class A subordinate voting shares were reserved for issuance under the stock option plan.

The following table presents information concerning the outstanding stock options granted by the Company:

		2025		2024

	Number of options	Weighted average exercise price per share	Number of options	Weighted average exercise price per share

		$		$

Outstanding, beginning of year	3,862,527	74.53	5,211,472	70.21

Exercised (Note 19)	(947,071)	65.45	(1,333,876)	57.38

Forfeited	—	—	(12,575)	97.84

Expired	(2,983)	84.91	(2,494)	98.65

Outstanding, end of year	2,912,473	77.48	3,862,527	74.53

Exercisable, end of year	2,912,473	77.48	3,699,805	73.51

The weighted average share price at the date of exercise for stock options exercised in 2025 was $155.80 ($145.60 in 2024).

The following table summarizes information about the outstanding stock options granted by the Company as at September 30, 2025:

		Options outstanding and exercisable

Range of exercise price	Number of options	Weighted average remaining contractual life	Weighted average exercise price

$		(in years)	$

47.81 to 52.63	43,095	0.02	49.10

57.21 to 63.23	1,391,588	1.51	63.22

67.04 to 85.62	847,418	2.93	84.47

97.84 to 110.73	630,372	4.93	101.50

	2,912,473	2.64	77.48

120 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

20.	Share-based payments (continued)

c)	Share purchase plan

Under the share purchase plan, the Company contributes an amount equal to a percentage of the employee’s basic contribution, up to a maximum of 3.50%. An employee may make additional contributions in excess of the basic contribution. However, the Company does not match contributions in the case of such additional contributions. The employee and Company’s contributions are remitted to an independent plan administrator who purchases Class A subordinate voting shares on the open market on behalf of the employee through either the TSX or NYSE.

d)	Deferred share unit plan

External members of the Board of Directors (participants) are entitled to receive part or their entire retainer fee in DSUs. DSUs are granted with immediate vesting and must be exercised no later than December 15 of the calendar year immediately following the calendar year during which the participant ceases to act as a director. Each DSU entitles the holder to receive a cash payment equal to the closing price of Class A subordinate voting shares on the TSX on the payment date. As at September 30, 2025, the number of outstanding DSUs was 99,938 (110,412 DSUs as at September 30, 2024).

e)	Share-based payment costs

The share-based payment expense recorded in costs of services, selling and administrative is as follows:

	Year ended September 30

	2025	2024

	$	$

PSUs	68,636	67,054

Stock options	—	786

Share purchase plan	196,510	181,989

DSUs	(743)	4,384

	264,403	254,213

21.	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the years ended September 30:

			2025			2024

	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share

	$		$	$		$

Basic	1,658,285	222,693,319	7.45	1,692,715	228,074,108	7.42

Net effect of dilutive stock options and PSUs[2]		2,796,025			3,598,753

Diluted	1,658,285	225,489,344	7.35	1,692,715	231,672,861	7.31

[1]

During the year ended September 30, 2025, 8,861,543 Class A subordinate voting shares purchased for cancellation and 2,247,354 Class A subordinate voting shares held in trust were excluded from the calculation of the weighted average number of shares outstanding as of the date of transaction (6,528,608 and 2,601,356, respectively during the year ended September 30, 2024).

[2]	For the year ended September 30, 2025 and 2024, no stock options were excluded from the calculation of the diluted earnings per share as all stock options were dilutive.

22.	Remaining performance obligations

Remaining performance obligations relates to Company’s performance obligations that are partially or fully unsatisfied under fixed-fee arrangements recognized using the percentage-of-completion method.

The amount of the selling price allocated to remaining performance obligations as at September 30, 2025 is $1,195,219,000 ($1,179,804,000 as at September 30, 2024) and is expected to be recognized as revenue within a weighted average of 2.0 years (1.7 years as at September 30, 2024).

FISCAL 2025 RESULTS — 121

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

23.	Costs of services, selling and administrative

	Year ended September 30

	2025	2024

	$	$

Salaries, other employee costs and contracted labour costs[1] 2	11,184,452	10,301,386

Hardware, software and data center related costs	957,218	866,883

Professional fees [2]	268,322	293,452

Property costs	220,845	201,194

Amortization, depreciation and impairment (Note 24)	585,665	522,308

Other operating expenses	84,543	74,507

	13,301,045	12,259,730

[1]	Net of R&D and other tax credits of $173,042,000 in 2025 ($134,911,000 in 2024).

[2]

For the year ended September 30, 2024, an amount of $1,142,951,000 was reclassified from previously reported Professional fees and other contracted labour costs to Salaries, other employee costs and contracted labour costs (Note 3).

24.	Amortization, depreciation and impairment

	Year ended September 30

	2025	2024

	$	$

Depreciation of PP&E (Note 6)	134,243	134,818

Impairment of PP&E (Note 6)	—	115

Depreciation of right-of-use assets (Note 7)	138,240	126,615

Impairment of right-of-use assets (Note 7)	768	—

Amortization of contract costs related to transition costs	74,059	59,191

Impairment of contract costs related to transition costs	—	4,254

Amortization of intangible assets (Note 9)	231,639	185,741

Impairment of intangible assets (Note 9)	6,716	11,574

Included in costs of services, selling and administrative (Note 23)	585,665	522,308

Amortization of contract costs related to incentives (presented as a reduction of revenue)	4,170	2,806

Amortization of deferred financing fees (presented in finance costs)	575	630

Amortization of discounts on investments related to funds held for clients (presented net as an increase of revenue)	(39)	(1,584)

Impairment of PP&E (presented in integration costs) (Note 6)	360	149

Impairment of PP&E (presented in restructuring and in cost optimization program) (Note 6 and 25)	1,526	2,431

Impairment of right-of-use assets (presented in integration costs) (Note 7)	19,125	—

Impairment of right-of-use assets (presented in restructuring and in cost optimization program) (Note 7 and 25)	2,656	10,119

Impairment of intangible assets (presented in restructuring) (Note 9 and 25)	228	—

	614,266	536,859

122 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

25.	Restructuring, acquisition and related integration costs

	Year ended September 30

	2025	2024

	$	$

Restructuring	196,796	—

Cost optimization program	—	91,063

Acquisition and related integration costs	88,235	5,866

	285,031	96,929

During the year ended September 30, 2025, the Company initiated a restructuring program which was targeted within its Continental European operations to realign its cost structure with current market conditions and which was completed for a total cost of $196,796,000, consisting of costs for terminations of employment of $190,008,000 under this initiative, accounted for in severance provisions (Note 13), as well as costs of vacating leased premises of $6,788,000.

During the year ended September 30, 2023, the Company initiated a cost optimization program to accelerate actions to improve operational efficiencies, including the increased use of automation and global delivery, and to rightsize its global real estate portfolio. As at March 31, 2024, the Company completed its cost optimization program for a total cost of $100,027,000. During the year ended September 30, 2024, the Company recorded $91,063,000 of costs under the cost optimization program, which included costs for terminations of employment $69,500,000, accounted for in severance provisions (Note 13), and costs of vacating leased premises of $21,563,000.

During the year ended September 30, 2025, the Company incurred $88,235,000 of acquisition and related integration costs ($5,866,000 during the year ended September 30, 2024). These costs were mainly related to redundancy of employment of $27,467,000 ($653,000 during the year ended September 30, 2024), accounted for in severance provisions (Note 13), costs of vacating leased premises of $23,379,000 ($947,000 during the year ended September 30, 2024), as well as legal and professional fees of $12,278,000 ($2,437,000 during the year ended September 30, 2024).

26.	Net finance costs

	Year ended September 30

	2025	2024

	$	$

Interest on long-term debt	80,907	48,002

Interest on lease liabilities	30,461	29,234

Net interest costs on net defined benefit pension plans (Note 17)	7,653	7,563

Other finance costs	9,556	6,135

Finance costs	128,577	90,934

Finance income	(44,885)	(63,045)

	83,692	27,889

27.	Investments in subsidiaries

a)	Acquisitions and disposals

The Company made the following acquisitions during the year ended September 30, 2025:

–

On December 13, 2024, the Company acquired all of the issued and outstanding equity interests of Daugherty Systems, Inc. (Daugherty), a professional services firm specializing in artificial intelligence, data analytics, strategic IT consulting, and business advisory services, based in St. Louis, U.S., for a total purchase price of $343,024,000. Daugherty employed approximately 1,100 professionals and the acquisition is reported under the U.S. Commercial and State Government operating segment.

FISCAL 2025 RESULTS — 123

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

27.	Investments in subsidiaries (continued)

a)	Acquisitions and disposals (Continued)

–

On February 24, 2025, the Company acquired all of the issued and outstanding shares of BJSS Ltd (BJSS), a technology and engineering consultancy known for its IT solutions and software engineering expertise, based in the U.K., for a total purchase price of $1,255,577,000. BJSS employed approximately 2,400 professionals and the acquisition is mainly reported under the U.K. and Australia operating segment.

–

On March 20, 2025, the Company acquired all of the issued and outstanding shares of Novatec Holding GmbH (Novatec), a professional services firm specializing in cloud-based solutions, agile software development, digital strategy, and business and IT consulting, based in Germany with operations in Spain. Novatec employed approximately 300 professionals and the acquisition is mainly reported under the Germany operating segment.

–

On March 24, 2025, the Company acquired all of the issued and outstanding shares of Momentum Technologies Inc. (Momentum), a professional services firm specializing in digital transformation, managed services, cloud computing, and enterprise software development, based in Québec City, Canada. Momentum employed approximately 250 professionals and the acquisition is reported under the Canada operating segment.

–

On August 28, 2025, the Company acquired all of the issued and outstanding shares of Apside-Advance SAS (Apside), a digital and engineering services firm based in France and with operations in Belgium, Canada, Morocco, Portugal and Switzerland, for a total purchase price of $229,890,000. Apside employed approximately 2,500 professionals and the acquisition is mainly reported under the Western and Southern Europe operating segment.

These acquisitions were made to further expand CGI’s footprint in their respective regions and to complement CGI’s proximity model.

The following table presents the fair value of assets acquired and liabilities assumed for all acquisitions based on the acquisition-date fair values of the identifiable tangible and intangible assets acquired and liabilities assumed:

	Daugherty	BJSS	Apside	Other	Total

	$	$	$	$	$

Accounts receivable	53,546	112,422	55,390	20,249	241,607

Work in progress	14,303	6,508	12,886	468	34,165

Prepaid expenses and other current assets	4,142	5,383	2,534	1,145	13,204

PP&E (Note 6)	378	5,349	7,573	2,095	15,395

Right-of-use assets (Note 7)	15,538	18,395	21,742	10,821	66,496

Intangible assets[1] (Note 9)	54,948	106,105	62,399	23,338	246,790

Other long-term assets	3,124	—	3,450	—	6,574

Goodwill[2] (Note 12)	237,886	1,143,403	221,445	70,526	1,673,260

Accounts payable and accrued liabilities	(18,465)	(67,216)	(45,785)	(6,844)	(138,310)

Other current liabilities	(31,853)	(69,471)	(17,931)	(10,974)	(130,229)

Deferred tax liabilities	—	(26,514)	(11,489)	(7,389)	(45,392)

Long-term debt (Note 28c)	—	—	(56,204)	(2,172)	(58,376)

Lease liabilities	(15,538)	(20,373)	(21,742)	(12,118)	(69,771)

Other long-term liabilities	—	(2,578)	(12,636)	(411)	(15,625)

	318,009	1,211,413	221,632	88,734	1,839,788

Cash acquired	25,015	44,164	8,258	14,027	91,464

Net assets acquired	343,024	1,255,577	229,890	102,761	1,931,252

Consideration paid	335,936	1,246,821	229,530	97,632	1,909,919

Consideration payable	7,088	8,756	360	5,129	21,333

[1]	Intangible assets are mainly composed of client relationships and backlog.

[2]

The goodwill arising from the acquisitions mainly represents the future economic value associated to acquired work force and synergies with the Company’s operations. The goodwill is only deductible for tax purposes for Daugherty.

124 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

27.	Investments in subsidiaries (continued)

a)	Acquisitions and disposals (Continued)

The estimated fair value of all assets acquired and liabilities assumed for the above acquisitions are preliminary and will be completed as soon as management will have gathered all the significant information available and considered necessary in order to finalize this allocation.

Since their respective dates of acquisition, Daugherty, BJSS and Apside have generated $220,000,000, $299,000,000 and $32,000,000, respectively, of revenues, and $22,000,000, $24,000,000 and nil, respectively, of net earnings excluding acquisition and related integration costs, to the financial results of the Company.

On a pro forma basis, for the year ended September 30, 2025, these three acquisitions would have generated $1,120,000,000 of revenues and $46,000,000 of net earnings excluding acquisition and related integration costs, to the financial results of the Company had their acquisition dates been October 1, 2024.

There were no material disposals for the year ended September 30, 2025.

b)	Business acquisitions realized in the prior fiscal year

The following table presents the fair value of assets acquired and liabilities assumed for all acquisitions based on the acquisition-date fair values of the identifiable tangible and intangible assets acquired and liabilities assumed as at September 30, 2024:

	Aeyon	Others	Total

	$	$	$

Current assets	34,206	17,696	51,902

PP&E (Note 6)	1,029	349	1,378

Right-of-use assets (Note 7)	1,073	1,268	2,341

Intangible assets[1] (Note 9)	101,856	22,543	124,399

Goodwill[2] (Note 12)	397,406	42,055	439,461

Current liabilities	(54,728)	(15,307)	(70,035)

Long-term debt (Note 28c)	(162,146)	—	(162,146)

Lease liabilities	(1,073)	(1,268)	(2,341)

	317,623	67,336	384,959

Cash acquired	218	5,072	5,290

Net assets acquired	317,841	72,408	390,249

Consideration paid	317,841	65,414	383,255

Consideration payable	—	6,994	6,994

[1]	Intangible assets are mainly composed of client relationships and backlog.

[2]

The goodwill arising from the acquisitions mainly represents the future economic value associated to acquired work force and synergies with the Company’s operations. The goodwill of Aeyon is deductible for tax purposes.

During year ended September 30, 2025, the Company finalized the fair value assessment of assets acquired and liabilities assumed for Celero Solution’s credit union business with no significant adjustments.

During year ended September 30, 2025, the Company finalized the fair value assessment of assets acquired and liabilities assumed for Aeyon LLC with an increase of goodwill of $47,507,000 (Note 12) mainly coming from a decrease in intangible assets and without significant impact on net earnings.

During the year ended September 30, 2025, the Company paid $11,510,000 related to acquisitions realized in prior fiscal years.

FISCAL 2025 RESULTS — 125

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

28.	Supplementary cash flow information

a)	Net change in non-cash working capital items and others is as follows for the years ended September 30:

	2025	2024

	$	$

Accounts receivable	80,109	106,360

Work in progress	(63,386)	(8,999)

Prepaid expenses and other assets	49,158	4,466

Long-term financial assets	(9,329)	(24,423)

Accounts payable and accrued liabilities	(167,764)	22,151

Accrued compensation and employee-related liabilities	(59,885)	(27,689)

Deferred revenue	(1,932)	50,420

Income taxes	(85,430)	(98,207)

Provisions	122,426	(594)

Long-term liabilities	7,739	33,540

Derivative financial instruments	118	634

Retirement benefits obligations	9,133	7,337

	(119,043)	64,996

b)	Non-cash operating and investing activities are as follows for the years ended September 30:

	2025	2024

	$	$

Operating activities

Accounts receivable	—	(12)

Accounts payable and accrued liabilities	45,269	35,992

Provisions	1,219	576

Other long-term liabilities	19,401	13,524

	65,889	50,080

Investing activities

Purchase of PP&E	(12,021)	(11,158)

Additions, disposals/retirements, change in estimates and lease modifications of right-of-use assets	(143,914)	(110,778)

Additions to intangible assets	(59,927)	(40,908)

	(215,862)	(162,844)

126 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

28.	Supplementary cash flow information (continued)

c)	Changes arising from financing activities are as follows for the years ended September 30:

			2025			2024

	Long-term debt	Derivative financial instruments to hedge long-term debt	Lease liabilities	Long-term debt	Derivative financial instruments to hedge long-term debt	Lease liabilities

	$	$	$	$	$	$

Balance, beginning of year	2,688,308	9,500	620,095	3,100,321	(97,575)	641,963

Cash used in financing activities excluding equity

Increase of long-term debt	923,922	—	—	747,073	—	—

Repayment of long-term debt and lease liabilities	—	—	(177,465)	(1,154,878)	—	(146,762)

Repayment of debt assumed in business acquisitions	(47,953)	—	—	(162,146)	—	—

Settlement of derivative financial instruments (Note 32)	—	—	—	—	38,943	—

Non-cash financing activities

Additions, disposals/retirements and change in estimates and lease modifications of right-of-use assets	—	—	144,967	—	—	110,778

Additions through business acquisitions (Note 27)	58,376	—	69,771	162,146	—	2,341

Changes in foreign currency exchange rates	13,623	128,285	32,319	(6,715)	68,132	18,914

Other	1,559	—	3,797	2,507	—	(7,139)

Balance, end of year	3,637,835	137,785	693,484	2,688,308	9,500	620,095

d)	Interest paid and received and income taxes paid are classified within operating activities and are as follows for the years ended September 30:

	2025	2024

	$	$

Interest paid	129,133	102,180

Interest received	62,604	87,153

Income taxes paid	603,370	740,325

e)	Cash and cash equivalents consisted of unrestricted cash as at September 30, 2025 and 2024.

FISCAL 2025 RESULTS — 127

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

29.	Segmented information

The Company has restated its segmented information for the comparative period to conform to the new operating segments and the segment expense disclosures (Note 12). The following tables present information on the Company’s operations based on its current management structure. Segment results are based on the location from which the services are delivered - the geographic delivery model.

Furthermore, following its evaluation of the IFRIC agenda decision, the Company has expanded its segment disclosures to reflect salaries, other employee costs and contracted labour costs, for the years ended September 30, 2025 and 2024 (Note 3).

									Year ended September 30, 2025
	Western and Southern Europe	U.S. Commercial and State Government	U.S. Federal	Canada	Scandinavia, Northwest and Central- East Europe	U.K. and Australia	Germany	Finland, Poland and Baltics	Asia Pacific	Eliminations	Total
	$	$	$	$	$	$	$	$	$	$	$

Segment revenue	2,679,167	2,522,956	2,247,943	2,090,682	1,688,887	2,020,016	901,609	903,701	1,014,441	(156,729)	15,912,673

Segment earnings before restructuring, acquisition and related integration costs, net finance costs and income tax expense	354,421	359,174	331,976	472,888	235,202	299,345	108,107	142,128	307,672	—	2,610,913

Restructuring, acquisition and related integration costs (Note 25)											(285,031)

Net finance costs (Note 26)											(83,692)
Earnings before income taxes											2,242,190

Additional information:

Salaries, other employee costs and contracted labour costs	2,084,539	1,820,400	1,651,615	1,264,788	1,124,215	1,359,727	693,328	571,621	614,219	—	11,184,452

Amortization and depreciation[1]	76,012	102,678	76,486	68,741	87,011	60,636	41,608	40,408	36,216	—	589,796

[1]   Impairment in intangible assets of $6,716,000 includes an impairment of a business solution in U.S. Commercial and State Government segment for $5,546,000. This asset was no longer expected to generate future economic benefits.

									Year ended September 30, 2024
	Western and Southern Europe	U.S. Commercial and State Government	U.S. Federal	Canada	Scandinavia, Northwest and Central- East Europe	U.K. and Australia	Germany	Finland, Poland and Baltics	Asia Pacific	Eliminations	Total
	$	$	$	$	$	$	$	$	$	$	$

Segment revenue	2,600,198	2,327,309	2,001,391	2,034,995	1,593,434	1,584,833	894,565	859,263	956,145	(175,981)	14,676,152

Segment earnings before restructuring, acquisition and related integration costs, net finance costs and income tax expense	334,165	337,325	322,698	463,171	191,752	251,662	88,438	133,437	293,121	—	2,415,769

Restructuring, acquisition and related integration costs (Note 25)											(96,929)

Net finance costs (Note 26)											(27,889)
Earnings before income taxes											2,290,951

Additional information:

Salaries, other employee costs and contracted labour costs	2,039,082	1,645,109	1,457,486	1,255,333	1,070,070	1,003,640	702,588	553,997	574,081	—	10,301,386

Amortization and depreciation[2]	71,807	97,552	60,779	60,132	82,146	44,999	39,507	37,700	28,908	—	523,530

[2]

Impairment in intangible assets of $11,574,000 includes an impairment of a business solution in U.S. Commercial and State Government segment for $7,932,000. This asset was no longer expected to generate future economic benefits.

The accounting policies of each operating segment are the same as those described in Note 3, Summary of material accounting policies. Intersegment revenue is priced as if the revenue was from third parties.

128 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

29.	Segmented information (continued)

GEOGRAPHIC INFORMATION

The following table provides external revenue information based on the client’s location which is different from the revenue presented under operating segments, due to the intersegment revenue, for the years ended September 30:

	2025	2024

	$	$

Western and Southern Europe

France	2,293,714	2,253,580

Portugal	131,043	120,471

Spain	130,478	118,693

Others	66,015	56,112

	2,621,250	2,548,856

U.S.[1]	5,063,038	4,574,294

Canada	2,302,236	2,208,938

Scandinavia, Northwest and Central-East Europe

Sweden	713,513	692,192

Netherlands	678,664	633,337

Norway	111,134	110,025

Denmark	96,256	89,852

Czech Republic	81,715	79,137

Others	70,637	65,789

	1,751,919	1,670,332

U.K. and Australia

U.K.	2,144,523	1,722,485

Australia	81,409	71,481

	2,225,932	1,793,966

Germany	980,807	959,129

Finland, Poland and Baltics

Finland	883,148	842,565

Others	79,697	70,958

	962,845	913,523

Asia Pacific

Others	4,646	7,114

	4,646	7,114

	15,912,673	14,676,152

[1]

External revenue included in the U.S Commercial and State Government and U.S. Federal operating segments was $2,809,549,000 and $2,253,489,000, respectively in 2025 ($2,564,710,000 and $2,009,584,000, respectively in 2024).

FISCAL 2025 RESULTS — 129

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

29.	Segmented information (continued)

GEOGRAPHIC INFORMATION (CONTINUED)

The following table provides information for PP&E, right-of-use assets, contract costs and intangible assets based on their location:

	As at September 30, 2025	As at September 30, 2024

	$	$

U.S.	676,717	656,176

Canada	441,218	433,965

France	276,053	182,015

U.K.	223,676	107,649

Sweden	112,744	105,491

Finland	104,354	101,137

Germany	107,623	94,704

India	77,772	65,185

Netherlands	54,462	54,552

Rest of the world	104,206	94,668

	2,178,825	1,895,542

INFORMATION ABOUT SERVICES

The following table provides revenue information based on services provided by the Company for the year ended September 30:

	2025	2024

	$	$

Managed IT and business process services	8,820,863	8,041,857

Business and strategic IT consulting and systems integration services	7,091,810	6,634,295

	15,912,673	14,676,152

MAJOR CLIENT INFORMATION

Contracts with the U.S. federal government and its various agencies, included within the U.S. Federal operating segment, accounted for $2,244,649,000 and 14.1% of revenues for the year ended September 30, 2025 ($1,994,150,000 and 13.6% for the year ended September 30, 2024).

130 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

30.	Related party transactions

The Company is controlled by the Founder of CGI and Co-Chair of the Board of Directors.

During the year ended September 30, 2024, the Company entered into a share repurchase and share conversion transactions with related parties, as described in Note 19.

a)	Transactions with subsidiaries and other related parties

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation. The Company owns 100% of the equity interests of its principal subsidiaries.

The Company’s principal subsidiaries whose revenues, based on the geographic delivery model, represent more than 3% of the consolidated revenues are as follows:

Name of subsidiary	Country of incorporation

CGI Technologies and Solutions Inc.	United States

CGI France SAS	France

CGI Federal Inc.	United States

CGI IT UK Limited	United Kingdom

CGI Information Systems and Management Consultants Inc.	Canada

Conseillers en gestion et informatique CGI inc.	Canada

CGI Deutschland B.V. & Co. KG	Germany

CGI Information Systems and Management Consultants Private Limited	India

CGI Sverige AB	Sweden

CGI Suomi Oy	Finland

CGI Nederland B.V.	Netherlands

b)	Compensation of key management personnel

Compensation of key management personnel, currently defined as the executive officers and the Board of Directors of the Company, was as follows for the year ended September 30:

	2025	2024

	$	$

Short-term employee benefits	30,043	31,076

Share-based payments	37,002	40,209

FISCAL 2025 RESULTS — 131

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Commitments, contingencies and guarantees

a)	Commitments

As at September 30, 2025, the Company entered into long-term service agreements representing a total commitment of $464,023,000. Minimum payments under these agreements are due as follows:

$

Less than one year	226,509

Between one and three years	214,408

Between three and five years	23,106

Beyond five years	—

b)	Contingencies

From time to time, the Company is involved in legal proceedings, audits, litigation and claims which primarily relate to tax exposure, contractual disputes and employee claims arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts and will ultimately be resolved when one or more future events occur or fail to occur. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company’s financial position, results of operations or the ability to carry on any of its business activities. Claims for which there is a probable unfavourable outcome are recorded in provisions.

In addition, the Company is engaged to provide services under contracts with various government agencies. Some of these contracts are subject to extensive legal and regulatory requirements and, from time to time, government agencies investigate whether the Company’s operations are being conducted in accordance with these requirements. Generally, the governments agencies have the right to change the scope of, or terminate, these projects at its convenience. The termination or reduction in the scope of a major government contract or project could have a materially adverse effect on the results of operations and the financial condition of the Company.

c)	Guarantees

Sale of assets and business divestitures

In connection with the sale of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in contractual obligations, including representations and warranties, intellectual property right infringement and litigation against counterparties, among others. While some of the agreements specify a maximum potential exposure, others do not specify a maximum amount or a maturity date. It is not possible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2025. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.

Other transactions

In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at September 30, 2025, the Company had committed a total of $275,221,000 of these bonds. In all material respects, the Company is in compliance with its performance obligations under its service contracts for which there is a bid or performance bond, and the ultimate liability, if any, incurred in connection with these guarantees, would not have a materially adverse effect on the Company’s consolidated results of operations or financial condition.

Moreover, the Company has letters of credit for a total of $74,743,000 in addition to the letters of credit covered by the unsecured committed revolving credit facility (Note 14). These guarantees are required in some of the Company’s contracts with customers.

132 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

32.	Financial instruments

FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Valuation techniques used to value financial instruments are as follows:

-

The fair value of the 2021 U.S. Senior Notes, the 2021 CAD Senior Notes, the 2024 CAD Senior Notes, the 2025 U.S. Senior Notes, the unsecured committed revolving credit facility and the other long-term debt is estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions;

-

The fair value of long-term bonds included in funds held for clients and in long-term investments is determined by discounting the future cash flows using observable inputs, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm’s-length basis;

-	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

-	The fair value of cross-currency swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated cash flows;

-	The fair value of cash, cash equivalents and cash included in funds held for clients and short-term investments included in current financial assets is determined using observable quotes; and

-	The fair value of deferred compensation plan assets within long-term financial assets is based on observable price quotations and net assets values at the reporting date.

As at September 30, 2025, there were no changes in valuation techniques.

The following table presents the financial liabilities included in the long-term debt (Note 14) measured at amortized cost categorized using the fair value hierarchy.

		As at September 30, 2025		As at September 30, 2024

	Level	Carrying amount	Fair value	Carrying amount	Fair value

		$	$	$	$

2021 U.S. Senior Notes	Level 2	1,386,564	1,310,044	1,342,758	1,223,120

2021 CAD Senior Notes	Level 2	597,892	580,561	597,212	564,768

2024 CAD Senior Notes	Level 2	747,001	766,844	746,144	759,375

2025 U.S. Senior Notes	Level 2	894,509	930,366	—	—

Other long-term debt	Level 2	11,869	11,892	2,194	2,119

		3,637,835	3,599,707	2,688,308	2,549,382

For the remaining financial assets and liabilities measured at amortized cost, the carrying values approximate the fair values of the financial instruments given their short term maturity.

FISCAL 2025 RESULTS — 133

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

32.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at September 30, 2025	As at September 30, 2024

		$	$

Financial assets

FVTE

Cash and cash equivalents	Level 2	864,209	1,461,145

Cash included in funds held for clients (Note 5)	Level 2	704,503	233,584

Deferred compensation plan assets (Note 11)	Level 1	125,388	112,270

		1,694,100	1,806,999

Derivative financial instruments designated as hedging instruments

Current derivative financial instruments included in current financial assets	Level 2

Cross-currency swaps		1,011	—

Foreign currency forward contracts		1,481	5,055

Long-term derivative financial instruments (Note 11)	Level 2

Cross-currency swaps		395	—

Foreign currency forward contracts		459	2,644

		3,346	7,699

FVOCI

Short-term investments included in current financial assets	Level 2	3,675	3,279

Long-term bonds included in funds held for clients (Note 5)	Level 2	240,932	223,196

Long-term investments (Note 11)	Level 2	27,687	24,209

		272,294	250,684

Financial liabilities

Derivative financial instruments designated as hedging instruments

Current derivative financial instruments	Level 2

Cross-currency swaps		3,036	—

Foreign currency forward contracts		21,586	13,073

Long-term derivative financial instruments	Level 2

Cross-currency swaps		136,155	9,500

Foreign currency forward contracts		36,950	10,204

		197,727	32,777

There have been no transfers between Level 1 and Level 2 for the years ended September 30, 2025 and 2024.

134 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

32.	Financial instruments (continued)

MARKET RISK

Market risk incorporates a range of risks. Movements in risk factors, such as interest rate risk and currency risk, affect the fair values of financial assets and liabilities.

Interest rate risk

The Company is exposed to interest rate risk on its unsecured committed revolving credit facility carrying amount.

The Company analyzes its interest rate risk exposure on an ongoing basis using various scenarios to simulate refinancing or the renewal of existing positions. Based on these scenarios, a change in the interest rate of 1% would not have had a significant impact on net earnings as of September 30, 2025, as no amounts have been drawn on the unsecured committed revolving credit facility and all other outstanding debts bear fixed interest rates.

Currency risk

The Company operates internationally and is exposed to risk from changes in foreign currency exchange rates. The Company mitigates this risk principally through foreign currency denominated debt and derivative financial instruments, which includes foreign currency forward contracts and cross-currency swaps.

The Company hedges a portion of the translation of the Company’s net investments in its U.S. operations into Canadian dollar, with Senior U.S. unsecured notes.

The Company also hedges a portion of the translation of the Company’s net investments in its European operations with cross-currency swaps.

Finally, the Company enters into foreign currency forward contracts to hedge the variability in various foreign currency exchange rates on future revenues. Hedging relationships are designated and documented at inception and quarterly effectiveness assessments are performed during the year.

FISCAL 2025 RESULTS — 135

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

32.	Financial instruments (continued)

MARKET RISK (CONTINUED)

Currency risk (continued)

As of September 30, 2025, the 2021 U.S. Senior Notes of a carrying value of $1,386,564,000 and a nominal amount of $1,393,100,000 are partially designated as hedging instruments to hedge portions of the Company’s net investments in its U.S. operations.

The following tables summarize the cross-currency swap agreements that the Company had entered into in order to manage its currency:

					As at September 30, 2025	As at September 30, 2024
Receive Notional	Receive Rate	Pay Notional	Pay rate	Maturity	Fair value	Fair value

					$	$
Hedges of net investments in European operations

$1,270,000	From 1.62% to 4.15%	€866,365	From (0.14)% to 3.70%	From September 2027 to 2029	(109,168)	(7,806)

$80,000	4.15%	SEK609,940	From 3.49% to 3.51%	September 2029	(9,090)	(1,694)
Hedges of net investments in European operations and cash flow hedges on the 2021 U.S. Senior Notes

U.S.$63,500	From 1.45% to 2.30%	SEK619,583	From (0.73)% to 1.01%	From September 2026 to 2031	(2,448)	—

U.S.$11,500	From 1.45% to 2.30%	DKK73,986	From (1.01)% to 0.85%	From September 2026 to 2031	(54)	—

Cash flow hedges on the 2025 U.S. Senior Notes

U.S.$650,000	4.95%	$933,985	3.71%	March 2030	(17,025)	—

Total					(137,785)	(9,500)

During the year ended September 30, 2025, the Company entered into a U.S. dollar to Canadian dollar cross-currency swap agreement for a notional amount of U.S. $650,000,000, which was designated as a cash flow hedge of the Company’s exposure to the currency risks related to the 2025 U.S. Senior Notes, reducing the Canadian dollar equivalent cost of borrowing from 4.95% to 3.71%.

During the year ended September 30, 2025, the Company entered into U.S. dollar to Swedish krona cross-currency swap agreements for a notional amount of U.S. $63,500,000, and a U.S. dollar to Danish Krona cross-currency swap agreements for a notional amount of U.S. $11,500,000 which were designated as a foreign exchange hedge of the Company’s net investment in its European operations and a cash flow hedge of the Company’s exposure to the currency risks related to its 2021 U.S. Senior Notes.

136 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

32.	Financial instruments (continued)

MARKET RISK (CONTINUED)

Currency risk (continued)

As at September 30, 2025, the Company held foreign currency forward contracts to hedge exposures to changes in foreign currency, which have the following notional, average contract rates and maturities:

		Average contract rates		As at September 30, 2025	As at September 30, 2024

Foreign currency forward contracts	Notional	Less than one year	More than one year	Fair value	Fair value

				$	$

USD/INR	U.S.$482,362	87.72	92.05	(16,732)	2,091

CAD/INR	$458,999	64.89	68.22	(5,425)	314

EUR/INR	€170,890	99.00	107.80	(17,312)	(1,156)

GBP/INR	£129,282	112.00	120.29	(12,921)	(8,700)

SEK/INR	kr258,452	8.72	9.63	(3,075)	(720)

GBP/EUR	£104,627	1.15	—	223	(5,763)

GBP/SEK	£56,618	12.63	—	(210)	—

EUR/MAD	€6,000	10.58	—	(87)	(548)

EUR/CZK	€25,800	25.04	25.51	724	(473)

Others	$58,644			(1,781)	(623)

Total				(56,596)	(15,578)

The following table details the Company’s sensitivity to a 10% strengthening of the euro, the U.S. dollar, the British pound and the Swedish krona, foreign currency rates on net earnings and on other comprehensive income (loss). The sensitivity analysis on net earnings presents the impact of foreign currency denominated financial instruments and adjusts their translation at period end for a 10% strengthening in foreign currency rates. The sensitivity analysis on other comprehensive income (loss) presents the impact of a 10% strengthening in foreign currency rates on the fair value of foreign currency forward contracts designated as cash flow hedges and on net investment hedges.

				2025				2024

	euro impact	U.S. dollar impact	British pound impact	Swedish krona impact	euro impact	U.S. dollar impact	British pound impact	Swedish krona impact

	$	$	$	$	$	$	$	$

Increase in net earnings	2,806	5,827	990	265	150	1,359	1,179	521

Decrease in other comprehensive income (loss)	(211,271)	(235,753)	(22,262)	(20,296)	(174,239)	(180,405)	(17,269)	(9,631)

LIQUIDITY RISK

Liquidity risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial assets. The Company’s activities are financed through a combination of the cash flows from operations, borrowing under existing unsecured committed revolving credit facility, the issuance of debt and the issuance of equity. One of management’s primary goals is to maintain an optimal level of liquidity through the active management of the assets and liabilities as well as the cash flows. The Company regularly monitors its cash forecasts to ensure it has sufficient flexibility under its available liquidity to meet its obligations.

FISCAL 2025 RESULTS — 137

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

32.	Financial instruments (continued)

LIQUIDITY RISK (CONTINUED)

The following tables summarize the carrying amount and the contractual maturities of both the interest and principal portion of financial liabilities. All amounts contractually denominated in foreign currency are presented in Canadian dollar equivalent amounts using the period-end spot rate or floating rate.

As at September 30, 2025	Carrying amount	Contractual cash flows	Less than one year	Between one and three years	Between three and five years	Beyond five years

	$	$	$	$	$	$

Non-derivative financial liabilities

Accounts payable and accrued liabilities	1,014,834	1,014,834	1,014,834	—	—	—

Accrued compensation and employee-related liabilities	1,269,767	1,269,767	1,269,767	—	—	—

2021 U.S. Senior Notes	1,386,564	1,481,011	859,688	25,633	25,633	570,057

2021 CAD Senior Notes	597,892	637,380	12,180	625,200	—	—

2024 CAD Senior Notes	747,001	846,508	28,562	349,284	468,662	—

2025 U.S. Senior Notes	894,509	1,105,226	42,831	89,646	972,749	—

Lease liabilities	693,484	779,572	197,735	296,202	177,385	108,250

Other long-term debt	11,869	12,016	11,147	570	204	95

Clients’ funds obligations	973,673	973,673	973,673	—	—	—

Derivative financial liabilities

Cash flow hedges of future revenue	58,536

Outflow		1,602,133	505,880	845,772	250,481	—

(Inflow)		(1,632,658)	(492,218)	(865,405)	(275,035)	—

Cross-currency swaps	139,191

Outflow		2,797,646	133,358	1,127,564	1,499,067	37,657

(Inflow)		(2,691,418)	(153,134)	(1,059,582)	(1,442,517)	(36,185)

	7,787,320	8,195,690	4,404,303	1,434,884	1,676,629	679,874

As at September 30, 2024	Carrying amount	Contractual cash flows	Less than one year	Between one and three years	Between three and five years	Beyond five years

	$	$	$	$	$	$

Non-derivative financial liabilities

Accounts payable and accrued liabilities	999,790	999,790	999,790	—	—	—

Accrued compensation and employee-related liabilities	1,165,903	1,165,903	1,165,903	—	—	—

2021 U.S. Senior Notes	1,342,758	1,462,053	24,191	847,526	24,868	565,468

2021 CAD Senior Notes	597,212	650,400	12,600	25,200	612,600	—

2024 CAD Senior Notes	746,144	879,191	30,623	361,245	487,323	—

Lease liabilities	620,095	697,298	173,061	254,475	166,326	103,436

Other long-term debt	2,194	2,312	1,028	823	197	264

Clients’ funds obligations	504,515	504,515	504,515	—	—	—

Derivative financial liabilities

Cash flow hedges of future revenue	23,277

Outflow		744,758	186,439	545,077	13,242	—

(Inflow)		(758,162)	(175,510)	(568,052)	(14,600)	—

Cross-currency swaps	9,500

Outflow		1,496,435	26,090	353,834	1,116,511	—

(Inflow)		(1,518,971)	(40,681)	(381,060)	(1,097,230)	—

	6,011,388	6,325,522	2,908,049	1,439,068	1,309,237	669,168

138 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

32.	Financial instruments (continued)

LIQUIDITY RISK (CONTINUED)

As at September 30, 2025, the Company held cash and cash equivalents, funds held for clients, short-term investments and long-term investments of $1,874,007,000 ($1,995,413,000 as at September 30, 2024). The Company also had available $1,496,248,000 in unsecured committed revolving credit facility ($1,496,355,000 as at September 30, 2024). As at September 30, 2025, trade accounts receivable amounted to $1,343,282,000 (Note 4) ($1,117,712,000 as at September 30, 2024). Given the Company’s available liquid resources as compared to the timing of the payments of liabilities, management assesses the Company’s liquidity risk to be low.

CREDIT RISK

The Company takes on exposure to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, accounts receivable, work in progress, long-term investments and derivative financial instruments with a positive fair value. The maximum exposure of credit risk is generally represented by the carrying amount of these items reported on the consolidated balance sheets.

The Company is exposed to credit risk in connection with long-term investments through the possible inability of borrowers to meet the terms of their obligations. The Company mitigates this risk by investing primarily in high credit quality corporate and government bonds with a credit rating of A- or higher. The application of the low credit exemption had no material impact on the Company’s consolidated financial statements.

The Company has accounts receivable derived from clients engaged in various industries including government; financial services; manufacturing, retail and distribution; communications and utilities; and health that are not concentrated in any specific geographic area. These specific industries may be affected by economic factors that may impact trade accounts receivable. However, management does not believe that the Company is subject to any significant credit risk in view of the Company’s large and diversified client base and that any single industry or geographic region represents a significant credit risk to the Company. Historically, the Company has not made any significant write-offs and had low bad debt ratios. The application of the simplified approach to measure expected credit losses for trade accounts receivable and work in progress had no material impact on the Company’s consolidated financial statements.

The following table sets forth details of the age of trade accounts receivable that are past due:

	2025	2024

	$	$

Not past due	1,195,658	1,005,651

Past due 1-30 days	92,167	71,445

Past due 31-60 days	24,089	18,352

Past due 61-90 days	11,284	11,957

Past due more than 90 days	26,238	13,367

	1,349,436	1,120,772

Allowance for doubtful accounts	(6,154)	(3,060)

	1,343,282	1,117,712

In addition, the exposure to credit risk of cash, cash equivalents and cash included in funds held for clients and derivatives financial instruments is limited given that the Company deals mainly with a diverse group of high-grade financial institutions and that derivatives agreements are generally subject to master netting agreements, such as the International Swaps and Derivatives Association, which provide for net settlement of all outstanding contracts with the counterparty in case of an event of default.

FISCAL 2025 RESULTS — 139

Notes to the Consolidated Financial Statements

For the years ended September 30, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data)

33.	Capital risk management

The Company is exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth. The main objectives of the Company’s risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks.

The Company manages its capital to ensure that there are adequate capital resources while maximizing the return to shareholders through the optimization of the debt and equity balance. As at September 30, 2025, total managed capital was $15,509,222,000 ($14,255,026,000 as at September 30, 2024). Managed capital consists of long-term debt, including the current portion (Note 14), lease liabilities, cash and cash equivalents, short-term investments, long-term investments (Note 11) and shareholders’ equity. The basis for the Company’s capital structure is dependent on the Company’s expected business growth and changes in the business environment. When capital needs have been specified, the Company’s management proposes capital transactions for the approval of the Company’s Audit and Risk Management Committee and Board of Directors. The capital risk policy remains unchanged from prior periods.

The Company monitors its capital by reviewing various financial metrics, including Net Debt/Capitalization.

Net debt represents debt (including the current portion and the fair value of foreign currency derivative financial instruments related to debt) and lease liabilities less cash and cash equivalents, short-term investments and long-term investments. Capitalization is shareholders’ equity plus net debt.

Furthermore, the Company is subject to covenants and ratios contained in its unsecured committed revolving credit facility. The ratios are as follows:

-

Leverage ratio, which is the ratio of total debt net of cash and cash equivalent investments to adjusted EBITDA for its unsecured committed revolving credit facility for the four most recent quarters. Adjusted EBITDA is calculated as earnings from continuing operations before finance costs, income taxes, depreciation, amortization, restructuring, acquisition and related integration costs[1].

-

An interest and rent coverage ratio, which is the ratio of the EBITDAR for the four most recent quarters to the total finance costs and the operating rentals in the same periods. EBITDAR is calculated as adjusted EBITDA before rent expense[1].

These ratios are calculated on a consolidated basis. The Company believes that the results of the current internal ratios are consistent with its capital management’s objectives.

The Company is in compliance with these covenants and ratios and monitors them on an ongoing basis. The ratios are also reviewed quarterly by the Company’s Audit and Risk Management Committee. The Company is not subject to any other externally imposed capital requirements.

[1]	In the event of an acquisition, the available historical financial information of the acquired company will be used in the computation of the ratios.

140

Shareholder Information

Shareholder Information Listing

IPO: 1986

Toronto Stock Exchange, April 1992: GIB.A

New York Stock Exchange, October 1998: GIB

Number of shares outstanding as of September 30, 2025:

195,939,991 Class A subordinate voting shares

24,122,758 Class B shares (multiple voting)

High/Low of share price from October 1, 2024 to September 30, 2025:

	TSX (CDN$)	NYSE (U.S.$)

High:	175.35	122.79

Low:	121.69	87.26

The certifications required by National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings whereby CGI’s Chief Executive Officer and Chief Financial Officer certify the accuracy of the information contained in CGI’s Annual Information Form, Annual Audited Consolidated Financial Statements, and Annual Management’s Discussion and Analysis are available on the Canadian Securities Administrators’ website at www.sedarplus.ca. Similar certifications required by Rule 13a-14(a) of the U.S. Securities Exchange Act of 1934, as amended, and Section 302 of the Sarbanes-Oxley Act of 2002 are attached as exhibits to our Form 40-F, which is available on EDGAR at www.sec.gov. The certification required by Section 303A.12(c) of the NYSE Listed Company Manual is also filed annually with the New York Stock Exchange. CGI is a foreign private issuer, as defined under the U.S. Securities Exchange Act of 1934, as amended, and files disclosure documents in accordance with the multijurisdictional disclosure system (MJDS). As such, many of the corporate governance rules applicable to U.S. domestic companies are not applicable to CGI. However, CGI’s corporate governance practices generally conform to those followed by U.S. domestic companies under the New York Stock Exchange listing standards, other than with respect to certain specific rules, including that CGI requires shareholder approval of share compensation arrangements involving the issuances of new shares, but does not require such approval if the compensation arrangement involves only shares purchased in the open market, consistent with the laws applicable to CGI. A summary of these practices is provided in the report of the Corporate Governance Committee contained in CGI’s Management Proxy Circular, which is available on the Canadian Securities Administrators’ website at www.sedarplus.ca, on EDGAR at www.sec.gov and on CGI’s website at www.cgi.com.

Auditor

PricewaterhouseCoopers LLP

Transfer Agent and Registrar

Computershare Investor Services Inc.

320 Bay Street, 14th Floor

Toronto, ON M5H 4A6

Telephone: 1 800 564-6253

www.investorcentre.com/service

Investor Relations

For further information about the Company, additional copies of this report, or other financial information, please contact:

CGI Inc.

Investor Relations

Email: ir@cgi.com

Web: cgi.com/investors

1350 René-Lévesque Blvd West,

25th floor

Montréal, Quebec H3G 1T4

Canada

Tel.: 514-841-3200

Annual General Meeting of Shareholders

The Annual General Meeting of Shareholders will be held virtually on January 28, 2026 at 11:00 a.m. (Eastern Standard Time) via live webcast at https://www.icastpro.ca/ukd54d (Password: CGI2025). Shareholders will have the opportunity to participate in real time and vote at the Meeting online in the manner set forth in CGI’s Management Proxy Circular, through a web-based platform, regardless of their geographic location.

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